                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 1 FOR THE MONTH OF APRIL 2009

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

                                Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At the meeting of the Board of Directors of the Industrial Development Bank of
Israel Limited ("Registrant") which was held on February 25, 2009, it was resolved to approve and publish the Registrant's financial statements for the year ended December 31, 2008.

The financial statements of the Registrant conform with the accounting principles generally accepted in Israel, or Israeli GAAP, and with the directives of the Israeli Supervisor of Banks. Such accounting policies relating to issues of measurement and to financial statement presentation may differ significantly from those required by the accounting principles generally accepted in the United States, or US GAAP. A summary of the significant differences between Israeli GAAP and US GAAP will be submitted by the Registrant as part of the Registrant's (Form 20-F) Annual Report.

                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:

1. 2008 Annual Financial Report of the Board of Directors of Industrial
Development Bank of Israel Ltd. approved and published February 25, 2009.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the 2008 annual financial report issued by the Registrant's board of directors (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act
of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect,"
"anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the 2008 annual financial report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the 2008 annual financial report include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the arrangement and compromise scheme between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, a scheme which was approved by the Bank's shareholders on October 30, 2008 and
November 6, 2008 and by the Tel Aviv District Court on November 24, 2008; the
government's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and
the ability to retain employees for our remaining business activities.. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2008 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: April 1, 2009                                  By: /s/ Michael Warzager
                                                     ---------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     ---------------------------
                                                     Natan Atlas
                                                     Corporate Secretary

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                          FINANCIAL STATEMENTS FOR 2008

CONTENTS

                                                                                                      PAGE

Report of the Board of Directors                                                                      F - 2

Management Review of the Financial Position of the Bank and the Results of its Operations             F - 40

Certifications of the General Manager and the Comptroller                                             F - 50

Management and Board of Directors' Statement Regarding their Responsibility for the Annual Report     F - 52

Financial Statements as of December 31, 2008                                                          F - 53

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED REPORT OF THE BOARD OF
DIRECTORS AS OF DECEMBER 31, 2008

At the meeting of the Board of Directors that was held on February 25, 2009, it was resolved to approve the Bank's audited financial statements as of December
31, 2008. The financial statements are presented in accordance with the directives of the Supervisor of Banks, in reported amounts.

ECONOMIC DEVELOPMENTS

The economic developments during 2008 were influenced by the credit crisis in the U.S. which developed into a global financial crisis. The crisis was reflected in the Israeli capital market in a sharp decline in share and bond prices. In the bond market, the principal impairment could be found in corporate bonds in general and in the bonds of real estate companies in particular. As a result, the yields of a significant portion of the long-term corporate bonds rose to double-digit figures. The spread between the yields of corporate bonds and government bonds rose significantly when compared with the spreads that have existed in the market in recent years. As a result of the financial crisis, there was a strengthening of the forecasts that the economy would enter into a period of a slowdown in the rate of growth.

Concurrent with the aforementioned crisis, in the last quarter of 2008, there was a sharp increase in the rate of the U.S. dollar, when compared with the devaluation of the dollar versus the shekel in the first nine months of 2008.
The rate of the dollar which, at September 30, 2008 stood at NIS 3.421 to the dollar, stood at NIS 3.802 to the dollar as of December 31, 2008. The strengthening trend of the dollar also continued in the beginning of 2009.

The "known" Consumer Price Index rose by 4.5% in 2008, compared with 2.8% in
2007. The rate of increase in the Index reflects a deviation from the target set by the Bank of Israel.

The Bank of Israel interest rate as of December 31, 2008 was 1.75% per annum, versus 4.25% on December 31, 2007. The process of a decreasing interest rate started accelerating in the last quarter of 2008. On September 30, 2008, the
Bank of Israel interest rate amounted to 4.25%. During the course of the fourth quarter of 2008, a number of rate reductions were carried out. This declining trend also continued at the beginning of 2009. On January 23, 2009, the Bank of
Israel announced a further reduction in the interest rate which, from January
26, 2009, would be an annual rate of 0.75%.

THE FOLLOWING TABLE PRESENTS DATA REGARDING THE IMPACT OF THE INCREASE IN THE
"LAST KNOWN" CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                               2008         2007         2006
                                               ----         ----         ----
                                                 %            %            %
                                               ----         ----         ----

Increase (decrease) in "last known" CPI         4.5          2.8         (0.3)
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar              (1.1)        (9.0)        (8.2)
Rate of devaluation (appreciation) of the
 shekel in relation to the euro                (6.4)         1.7          2.2
Rate of devaluation (appreciation) of the
 shekel in relation to the yen                 22.2         (3.3)        (9.4)

DESCRIPTION OF THE BUSINESS OF THE BANK AND FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

                                      F - 2

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, consummation or non-consummation of the sale of the shares of the Bank in accordance with the Compromise and Arrangement Plan between the Bank and its shareholders that was approved by the court on November 24, 2008, and future decisions regarding the affairs of the Bank by the Government of Israel, changes in the condition of the Bank's customers, or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the Directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

The report of the Board of Directors presented below and the financial statements do not include a report on activity segments, mainly due to the exemption granted to the Bank by the Supervisor of Banks regarding such information.

A DESCRIPTION OF THE GENERAL DEVELOPMENT OF THE BUSINESS AFFAIRS OF THE BANK

YEAR AND FORM OF INCORPORATION

The Bank was incorporated in 1957 as a limited liability company. The Bank is a public company and is defined as a mixed government company. Until 1989, the
Bank operated as an investment financing bank and its major area of operations was the provision of long-term loans to finance investments. On June 4, 1989, the Bank was granted a license to operate as a commercial bank. On August 1,
2008, the Bank's banking license expired and it ceased being a "banking entity".

PRINCIPAL DEVELOPMENTS AT THE BANK IN RECENT YEARS

On November 24, 2008, the Tel Aviv-Jaffa District Court approved a Compromise and Arrangement Plan, pursuant to Article 350 of the Companies Law - 1999, between the Bank and its shareholders, at the center of which was the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares (the "Arrangement Plan"). This approval was granted further to the approval of the various classes of shareholders of the Bank on October 30, 2008 and November 6, 2008. According to the blueprint which was included in the
Arrangement Plan, the Government Companies Authority has to take steps, further to the approval of the Arrangement Plan, to locate a purchaser for the shares of the Bank through a sales process to be managed by the Authority. Recently, the
Government Companies Authority and the Bank started taking steps to move forward on the sales process.

For more details regarding the Arrangement Plan, see below.

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, requiring it to procure a special line of credit by the Bank of Israel. Further to the liquidity crisis, the Bank stopped providing credit and focused its business on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan, at the center of which was a supervised sale of the credit assets of the Bank, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial Committee for Social and Economic Affairs (the Social-Economic Cabinet) approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008. Furthermore, the Bank's Board of Directors
decided that due to the reduction in the Bank's activity pursuant to the
"Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

                                      F - 3

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel that, among other things, the banking license of the Bank will be revoked as from August 1, 2008.

On April 29, 2008, the Ministerial Committee on Privatization passed a resolution regarding the privatization of the Bank in the form of the sale of most of the shares of the Bank and the redemption the rest of the shares. For more information regarding the privatization decision, see below.

On August 1, 2008, the "banking license" of the Bank expired, in accordance with the aforementioned letter of the Governor of the Bank of Israel dated January
29, 2006. For more information regarding the meaning of the restriction of the
Bank's license, see below the chapter on the special restrictions and constraints of the Bank.

Further to the approval of the Arrangement Plan by the court, the State repaid to the Bank on December 31, 2008 an amount of NIS 857.5 million of the Bank's perpetual deposits with the Treasury. At the same time, the Bank repaid the special credit line to the Bank of Israel out of the aforementioned funds.

THE ACTIVITY OF THE BANK DURING AND AFTER THE RUN-OFF PLAN

The principal components of the "Run-Off" plan that was implemented by the Bank were a supervised sale of the Bank's assets and a significant reduction in manpower and in operating expenses.

The Bank refrains from accepting new deposits and it ceased renewing existing deposits that reach maturity. Commencing August 1, 2008, the date on which the banking license of the Bank expired, the Bank became subject to a restriction pursuant to the Banking Law (Licensing) - 1981, whereby the number of depositors in the Bank shall not exceed twenty nine.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

Both during and after the period of the Run-off Plan which expired on July 31,
2008, the Bank refrained from granting new credit and focused on the collection of its existing credit. The Bank intends on continuing this reduced activity framework until the completion of the sale of the shares of the Bank as part of the Arrangement Plan or until other developments occur concerning the matters of the Bank, in the event that the sale of the shares is not implemented.

At present, it is impossible to assess if and when the sale of the shares of the
Bank pursuant to the Arrangement Plan will reach fruition and what the impact will be on the Bank if the sale of the shares of the Bank does not take place.

THE GOVERNMENT RESOLUTION CONCERNING THE PRIVATIZATION OF THE BANK

On April 29, 2008, the Ministerial Committee of Privatization passed a resolution concerning the privatization of the Bank, as part of a petition to approve the arrangement pursuant to Article 350 of the Companies Law. The full version of the resolution was published by the Bank in an Immediate Report dated
April 30, 2008. The privatization resolution stipulates, among other things, the following:

o    The shares of the Bank held by the State will be sold as one block, by way of a private sale, to an investor or group of investors from Israel and/or abroad (the "Purchaser"), as part of an overall blueprint for the sale of the shares of the Bank, including those held by the public, to the
     Purchaser (the "Sale").

o    Until the consummation of the sale, the Bank will continue collecting its credit portfolio.

                                      F - 4

o    The Accountant General of the Finance Ministry was authorized to carry out various steps in connection with the privatization.

o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the Bank that was previously assessed by the Finance Ministry and the Government Companies
Authority.

THE COMPROMISE AND ARRANGEMENT PLAN PURSUANT TO ARTICLE 350 OF THE COMPANIES LAW
- 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS

Further to the government resolution regarding the privatization of the Bank and in accordance with the resolution of the Board of Directors of the Bank decided at its meeting of May 26, 2008, the Bank filed a petition on July 6, 2008 with the Tel Aviv - Jaffa District Court to approve the Compromise and Arrangement
Plan pursuant to Article 350 of the Companies Law between the Bank and its shareholders.

Prior to its decision regarding the submission of the request to have the
Arrangement Plan approved, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the
Minimum Price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, and regarding a document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of December
31, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the
Arrangement Plan and its full version was publicized by the Bank in an Immediate
Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders, which according to the
Arrangement Plan constitutes an alternative to the sale of the shares of the
Bank, in the event that such a sale is not realized.

The resolution of the Board of Directors regarding the submission of the
Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the
Arrangement Plan, may be more beneficial to the public shareholders than the alternative of liquidating the Bank.

A description of the Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008 (except for minor changes, this description is in line with the plan that was included in the petition that was filed by the Bank on July 6, 2008). A brief description follows:

The Arrangement Plan includes three parts (two of which are alternatives) which the shareholders and the court were be asked to approve.

1.   The first part will be implemented immediately upon the approval of the
     Arrangement Plan (by the class meetings of the shareholders and the court).
     Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflect the proceeds of the issuance of the D and DD shares held by the public
     (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

                                      F - 5

2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sales process to be implemented by the Government Companies Authority.

     The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of
     Israel.

     If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "Minimum Price"), the consummation of the sale shall be subject to the approval of the meeting of the C class shareholders (C, CC and CC1) by a majority of 75% of the value represented by the vote. The
     State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the Minimum Price.

     The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by Professor A.
     Barnea as part of the abovementioned document he prepared, which is attached to the Arrangement Plan.

     The State shall refund to the Bank part of the perpetual deposits it still has, in accordance to the description of part 1 above.

     The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the
     Bank, or the State. In addition, the Bank will waive any claim, demand, or suit toward the State in connection with the perpetual deposit, the payment of interest in respect thereof, and its refunding to the Bank.

     The Bank will assign its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the State deposit which served as a source of such loan. The rights will be assigned to the party to which the
     Bank is instructed by the Accountant General.

     The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

3.   The third part (the dividend arrangement) is an alternative to the second part (the sales arrangement) and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December 31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the
     Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

     Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to accumulate a preferred dividend in respect of their shares, including in relation to the aforementioned period).

                                      F - 6

     Subject to the carrying out of the dividend arrangement, the Bank will waive any claim, demand, or suit toward the State in connection with the payment of interest in respect of part of the perpetual deposit which reflects the considerations of the issuance of the Group C shares, and the
     Group D shares that are owned by the State (without it detracting from any claim, demand, or suit of the Bank in connection with the payment of the interest on the balance of the perpetual deposit) and in respect of the refund of the perpetual deposit by the State.

It is hereby clarified and emphasized that the above is solely a condensed description of the major features of the Arrangement Plan. It does not replace the full version of the Arrangement Plan as submitted to the court.

Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, therefore concurrent with the submission of a request to the court to approve the Arrangement Plan, on July 6, 2008, the
Bank also submitted to the court a request to reduce its capital. The petition was approved by the court on November 20, 2008.

An arrangement pursuant to Article 350 of the Companies Law - 1999 is subject to the approval of the meetings of the classes of shareholders of the Bank, as well as the approval of the court.

On October 30, 2008 and November 6, 2008, the Arrangement Plan was approved by the meetings of the classes of shareholders of the Bank and on November 24,
2008, the plan was approved by the Court.

Further to the approval of the Arrangement Plan and pursuant to the stipulations therein, the Government repaid to the Bank the perpetual deposits it had deposited with the Treasury (except the part thereof that reflects the consideration of the issuance of D and DD shares held by the public), the Bank repaid the balance of the credit line placed at its disposal by the Bank of
Israel, the originating motion filed against the Bank in the matter of the renewal of the distribution of a dividend was rejected, as was the appeal of the
Bank against the court decision that rejected the Bank's originating motion in the matter of the accrual of interest on the perpetual deposits of the Bank with the Treasury.

Recently, the Government Companies Authority and the Bank started taking steps to advance the process of selling the shares of the Bank in accordance with the blueprint included in the Arrangement Plan.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL, REPAYMENT OF THE PERPETUAL
DEPOSITS AND THE REFUND OF THE EXCESS INTEREST

Further to the liquidity problems suffered by the Bank in the third quarter of
2002, a special line of credit was placed at the disposal of the Bank by the
Bank of Israel. The initial amount of the credit line was NIS 2.2 billion. The balance of the credit line was continuously reduced concurrent with the collection of the credit portfolio of the Bank. The repayment date of the credit line was postponed by the Governor of the Bank of Israel a number of times and recently, it was extended to December 31, 2008 or until the Arrangement Plan was approved by the court. Commencing on October 10, 2005, the Government undertook responsibility for the repayment of the credit line. Until July 29, 2003, the credit line bore interested at the Bank of Israel rate plus 5% during part of the period and plus 3% for the rest of the period. After the aforementioned date and until July 31, 2008, the credit line bore interest at only the Bank of
Israel rate, whereas commencing August 1, 2008 and thereafter, the rate was the
Bank of Israel rate plus 1.5%. As mentioned time and again in the quarterly and annual financial statements of the Bank, the Bank was of the opinion that the
Bank of Israel should credit the Bank for all of the amounts of interest in excess of the "Bank of Israel interest" with which the Bank was debited by the
Bank of Israel from August 2002 until July 29, 2003. According to the Bank's calculations, the amount of the aforementioned excess interest, plus interest at the rate of the credit line, until December 31, 2008, was NIS 90 million. In the period preceding December 31, 2008, the date on which the perpetual deposits of the Bank with the Treasury were repaid, negotiations were conducted between the
Bank and the Bank of Israel regarding the demand of the Bank that the aforementioned excess interest be refunded. At the conclusion of the negotiations, the Bank and the Bank of Israel reached an agreement whereby the
Bank of Israel will refund to the Bank an amount of NIS 48.6 million in respect of the excess interest, and in return, the Bank will waive its claims regarding the balance of the excess interest.

                                      F - 7

According to the Arrangement Plan, on December 31, 2008, the State repaid to the
Bank the perpetual deposits in the Treasury, except for the part thereof that reflects the proceeds of the issuance of the D and DD shares held by the public, in a total amount of NIS 857.5. From this amount, an amount of NIS 304.5 million was paid by the Treasury to the Bank of Israel in respect of the repayment of the balance of the line of credit.

The balance of the repayment of the aforementioned perpetual deposits, in an amount of NIS 553.0 million, was transferred to the Bank. As a result, as of
December 31, 2008, the Bank held liquid monetary balances in excess of all of its liabilities to its creditors (not including the deposit of the Government that served as the source for the credit granted to the Israel Electric Company that was secured by a government guarantee).

DIRECTIVE PERTAINING TO REPORTING TO THE PUBLIC

Notwithstanding the fact that upon the expiration of the Bank's banking license on August 1, 2008, the Bank ceased being a "banking entity" as defined in the
Banking Law (Licensing) - 1981, in accordance with the letter of the Supervisor of Banks dated May 29, 2008, the financial statements of the bank will continue to be presented in accordance with the directives and guidelines of the
Supervisor of Banks, for a period of three years following the revocation of the
Bank's banking license.

MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS, CREDIT RISK AND THE PROVISION FOR
CREDIT LOSSES

On December 31, 2007, the Bank of Israel issued a provision addressing the measurement and disclosure of impaired debts, credit risks and the provision for credit losses. The provision is scheduled to go into effect commencing with the financial statements issued after January 1, 2010. In its letter dated August
12, 2007, the Bank of Israel notified the Bank that it is authorized not to make preparations for the implementation of this provision. For information regarding the major features of the new provision, see Note 1.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the Directors' Report.
Accordingly, the Directors' Report and the financial statements do not include a description of business segments and information according to business segments.

CONTROL OF THE BANK

The Bank is a mixed company as defined in the Government Companies Law - 1975.
The means of control of the Bank (voting rights at the general meeting and the rights to appoint directors) are held primarily by the State and the three large banking groups: the Bank Leumi Group, the Bank Hapoalim Group and the Discount
Bank Group.

The percentages of the means of control in the Bank, held by each of the aforementioned groups, are as follows:

The State of Israel - voting rights - 45.78%, rights to appoint directors -
48.81%.

The Bank Leumi Group - voting rights - 19.32%, rights to appoint directors -
20.60%.

The Discount Bank Group - voting rights - 9.50%, rights to appoint directors -
10.13%.

The Bank Hapoalim Group - voting rights - 11.77%, rights to appoint directors -
12.12%.

As reported to the Bank by Bank Hapoalim, according to the agreements between
Bank Hapoalim and the other shareholders, Bank Hapoalim was granted usage rights to additional voting rights that constitute 1.55% of all of the voting rights and additional rights to appoint directors that constitute 3.31% of the total rights to appoint directors.

                                      F - 8

THE STRUCTURE OF THE BANK'S SHARE CAPITAL

The issued share capital of the Bank is comprised of nine types of shares, as follows:

ORDINARY A SHARES - granting their holders the rights to appoint directors in the Bank and most of the voting rights at the general meetings, the right to a dividend at an annual rate of 6% (nominal), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the
Bank's by-laws. These shares are held mostly by the State of Israel and by the three large banking groups.

ORDINARY B SHARES - granting their holders the right to a dividend at an annual rate of 3% (nominal), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are held by the State of Israel.

ORDINARY B1 SHARE - granting its holders the right to a dividend at an annual rate of 3% (nominal), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, including receipt of the positive difference between the increase in the CPI and the increase of the dollar which will be paid to the Bank upon liquidation and/or at any prior time, in respect of the perpetual deposits with the Treasury, on the basis of the agreements between the Bank and the Treasury, all subject to the preference order set out in the Bank's by-laws. This share is held by the State of Israel.

ORDINARY PREFERRED SHARES - granting their holders voting rights at the general meetings, the right to a cumulative preferred dividend at an annual rate of 8%
(nominal), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are listed for trading on the Tel Aviv Stock Exchange and are held by the public in Israel.

PREFERENCE C, CC, AND CC1 SHARES - granting their holders the right to a cumulative preferred dividend at an annual rate of 6% (linked to the U.S.
dollar), the right to a participating dividend and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares are listed for trading on the Tel Aviv Stock Exchange and are held mostly by the public in
Israel and a minority in the U.S.

PREFERENCE D AND DD SHARES - granting their holders the right to a cumulative preferred dividend at an annual rate of 7.5% (linked to the U.S. dollar), and the right to participate in the distribution of the surplus assets of the Bank upon liquidation, all subject to the preference order set out in the Bank's by-laws. These shares were listed for trading on the Tel Aviv Stock Exchange but were delisted during the 1990's. The shares are held mostly by the State of
Israel which purchased them from their holders in the U.S., and a minority by the public (mainly in the U.S.).

For more details, see Note 14, 15, and 16 to the financial statements.

INVESTMENTS IN THE CAPITAL OF THE BANK AND TRANSACTIONS IN THE SHARES THEREOF

A.   In the past two years, no investments were made in the capital of the Bank.

B.   Material transactions in the shares of the Bank conducted by an interested party off of the stock market - in the past two years, the State purchased
     Preferred D and DD shares that are non-participating. The number of shares purchased in each of the years 2007 and 2008 and the purchase prices, are as follows:

                            2008                                                          2007
-------------------------------------------------------     ------------------------------------------------------
                                              $ PRICE                                                    $ PRICE
          QUANTITY     PERCENTAGE ACQUIRED    PER SHARE              QUANTITY     PERCENTAGE ACQUIRED    PER SHARE
TYPE      PURCHASED      SHARES HAVE IN       PURCHASED     TYPE     PURCHASED      SHARES HAVE IN       PURCHASED
----      ---------   ---------------------   ---------     ----     ---------   ---------------------   ---------
                      IN CAPITAL  IN VOTING                                      IN CAPITAL  IN VOTING
                      ----------  ---------                                      ----------  ---------

D                30            -          -          90     D              290         0.01%         -          90
DD              245         0.34%         -       1,000     DD             308         0.44%         -       1,000

The purchase of the Preference D shares by the State was made, as far as the
Bank knows, further to a declaration included in a letter of the Finance
Minister, Mr. Pinchas Sapir, dated February 15, 1967 (which was addressed to the
Vice President of Capital for Israel Inc.) whereby the State of Israel intends on purchasing D class shares upon their being listed for trade on the Tel Aviv
Stock Exchange at prices ranging from 90% to 95% of their par value which stood at $100 a share.

                                      F - 9

The purchase of the Preference DD shares by the State was made, as far as the
Bank knows, further to a declaration included in the prospectuses in respect of the issuance of those shares, whereby the Israeli Government agreed that if these shares are offered for sale on the Tel Aviv Stock Exchange at any time during the 20-year period after the issuance to the public, it would bring about that their purchase would be done at a price equal to 90% of the $1,000 a share at which they were issued, and from the 21(ST) year after the issuance of the shares, at a price equal to 100% of the aforementioned price at which they were issued.

The Preference D and DD shares were delisted from the stock exchange in 1993 and their purchase by the State directly from their holders was done, apparently, in lieu of guaranteeing their sales price on the stock market. Since these purchases were apparently made further to and/or against the background of the aforementioned declarations, and not as part of a regular sale from a willing seller to a willing buyer, the Bank is of the opinion that there is no room to derive from these transactions the price of the shares that were purchased therein. As the above table indicates, these shares do not grant means of control.

PREFERENCE SHARES PURCHASED BY THE STATE FROM U.S. RESIDENTS WITHOUT THEIR
HAVING BEEN REGISTERED IN THE SHAREHOLDERS REGISTRY

Further to examinations and verifications carried out by the Bank during the past year, the Bank reached the conclusion that, of the 3,429 Preference D shares (par value $100 each) and the 1,901 Preference DD shares (par value
$1,000 each) registered in the name of the State in the Bank Agent's registry in the U.S. and which are not registered in the books of the Bank and are not reported by the Bank, 2,636 Preference D shares and 1,306 Preference DD shares should be transferred and registered in the name of the State in the books of the Bank (and at the same time remove them from the shares that are registered in the names of the holders in the U.S.). At its meeting on February 26, 2008, the Board of Directors of the Bank decided to approve the transfer of the aforementioned shares to the name of the State, subject to the receipt of certain approvals from the State in connection with the correction of the existing records in its name and the "surplus" stock certificates it has in its possession. When the transfer is carried out, the percentage held by the State in the capital of the Bank will amount to 82.14% instead of 80.24% as currently reported. Please note that there is still a quantity of 30 Preference DD shares
(beyond the quantity of 1,306 shares mentioned above) which were apparently also purchased by the State, but due to a lack of information regarding the details of the sellers, it is not currently possible to transfer and register them in the name of the State on the books of the Bank. The approvals requested from the
State have not yet been provided to the Bank and, therefore, the transfer of title of the shares to the State, as above, has not yet been executed.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERENCE SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the Preference shares and of the
Ordinary Preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes Preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preferred dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's Articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. The hearing on the two originating motions was consolidated. The court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved. On August 5, 2007, a ruling was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the Preference shares of the Bank, the interest does not accrue.

                                     F - 10

At its meeting on October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears
(including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the Preference shares (a result which the
Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. The Bank's appeal was submitted to the Supreme Court on January 6, 2008.

At the aforementioned meeting, the Board of Directors of the Bank also discussed the ramifications of the aforementioned ruling on the continuation of its policy regarding the distribution of the dividend on the Preference shares (Preference
C, CC, CC1, D and DD shares). In view of the stipulation of the ruling pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank is not appealing), and after the Board of Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the ruling no longer gain anything by the non-distribution of the dividend), the
Board of Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting)
to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which at present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance Ministry, and the second, authorization to distribute a current preferred dividend on the Preference shares of the Bank, also without a distribution - prior or concurrent - of the preferred dividend in arrears on those shares (since, in view of the wording of the ruling, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of Association and to empower the Chairman of the Board to set the date for its convening; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the Preference shareholders, subject to the aforementioned change in the Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income).

In accordance with the decision of the Board of Directors of the Bank, the general meeting of the Bank convened on January 7, 2008, and on its agenda were the aforementioned proposals to amend the Articles of Association of the Bank, so that the Articles of Association would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's Articles of Association. The Bank announced that it did not object to adding the State, as requested.

As part of the Arrangement Plan between the Bank and its shareholders, which was approved by the court on November 24, 2008, it was stipulated that upon the approval of the plan, the originating motion submitted by the aforementioned financial institutions against the Bank will be rejected, as well as the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the
Treasury.

                                     F - 11

Accordingly, a short time after the aforementioned approval of the plan, the appropriate petitions were filed to reject both the originating motion of the aforementioned financial institutions and the appeal of the Bank, and the motion and the appeal were rejected, as requested.

The Arrangement Plan that was approved contains two alternative scenarios, each of which includes stipulations and results regarding the issue of the dividend that accrued on the C, CC, CC1, D, and DD shares:

SCENARIO I - the sale of the shares of the Bank, in accordance with the
Arrangement Plan, by December 31, 2009.

In this case: the D and DD shares not held by the State of Israel will be redeemed in accordance with the terms of redemption set out in the terms of the issuance of those shares, so that as part of the redemption, the D and DD shareholders will be paid the full preferred dividend in arrears that accrued on their shares in respect of the period from July 2002 up to and including the day preceding the date of redemption (such arrears will be paid back-to-back by the
State to the Bank as interest on its perpetual deposits with the Treasury in respect of that period).

The D and DD shares held by the State will not be redeemed, rather they will constitute part of the sold shares and the State will not receive for them the preferred dividend in arrears accrued thereupon.

The C, CC, and CC1 shares will constitute part of the sold shares, and the holders thereof will not receive the preferred dividend in arrears that accrued on their shares. Notwithstanding, the calculation of their share of the consideration of the overall sale also takes into account their claim to receive the dividend in arrears.

The shareholders will waive all claims against the Bank, including regarding the distribution or non-distribution of a dividend, including the cumulative dividend in arrears.

SCENARIO II - the sale of the shares of the Bank, in accordance with the
Arrangement Plan, will not be completed by December 31, 2009.

In this case:

o    On December 31, 2009, or when a liquidation order is issued against the
     Bank, or when a resolution for voluntary liquidation is passed by the
     General Meeting of the Bank (the earliest of the three options), the Bank will pay the holders of the C, CC, and CC1 shares (and will receive back-to-back from the State as interest on the perpetual deposits of the
     Bank with the Treasury in respect of the period until their return to the
     Bank) half of the preferred dividend in arrears, at an annual rate of 6%
     that accrued on their shares in respect of the period July 1, 2002 - July
     31, 2008, plus linkage differentials and interest by law.

o    The holders of the C, CC, and CC1 shares will waive all claims against the
     Bank, regarding the non-distribution of a dividend in the period starting
     July 1, 2002 and ending on the date of the payment of the dividend in arrears, without such waiver constituting a derogation of their rights pursuant to the Articles of the Bank to the accrual of a preferred dividend in respect of their shares, including in respect of the aforementioned period.

o    The State will waive all claims against the Bank, the receiver of the Bank, and the liquidation fund of the Bank in connection with 50% of the preferred dividend in arrears that accrued on the D and DD shares held by the State, in respect of the period that began on July 1, 2002 and ended on
     July 31, 2008.

o    The Bank will waive all claims against the State in connection with the payment of interest on the perpetual deposits held by it with the Treasury, except for that part thereof that reflects the proceeds of the issue of the
     D and DD shares held by the public.

See also Note 1 of the financial statements for details on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the
Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note 21D of the financial statements regarding the aforementioned originating motions.

                                     F - 12

SPECIAL RESTRICTIONS AND CONSTRAINTS OF THE BANK

The following restrictions and constraints on the activity of the Bank derive from, among other things, the expiration of the "banking license" of the Bank and from resolutions of the Israeli Government in the matter of the Bank:

o    On August 1, 2008, the "banking license" of the Bank expired and the Bank ceased to be a banking entity. According to the Banking Law (Licensing) -
     1981, non-banking entities are prohibited from both accepting monetary deposits and granting credit, with the term "accepting monetary deposits"
     being defined as receipt of deposits from thirty or more people at the same time.

o    According to a decision of the Ministerial Committee on Socio-Economic
     Affairs, from October 10, 2005, the Bank shall not make use of the sources at its disposal for purposes of granting new credit.

o    According to a decision of the Ministerial Committee on Privatization, from
     April 29, 2008, until the consummation of the sale of the shares of the
     Bank as part of the privatization resolution passed by the Committee, the
     Bank will continue collecting its credit portfolio.

MATERIAL AGREEMENTS

THE PERPETUAL DEPOSIT AGREEMENT

In accordance with agreements (by way of an exchange of letters) entered into at various times between the State and the Bank, the Bank deposited with the
Treasury the proceeds of the issuance of the Bank's Preference shares, shares of classes C, CC, CC1, D, and DD. Pursuant to these agreements, the Bank is entitled to receive in respect of the amounts deposited by it, as above, dollar interest at a annual rate of 7.5% of the dollar value of the amounts of the deposit (as they were at the date of deposit), to be paid to the Bank by the
State in a grossed-up manner, on the dates on which the bank declares the payment of a dividend in respect of those Preference shares, such that following payment of various taxes and levies, the net amount of the interest to be paid to the Bank by the State will amount to the aforementioned rate of 7.5%. The aforementioned agreements stipulate that the principal amounts deposited by the
Bank will be repaid to the Bank by the Treasury upon liquidation of the Bank or at the time and for the purpose of redeeming Preference shares of classes D and
DD (which were issued as redeemable shares), with these principal amounts being linked to the rate of the dollar, while the date of deposit with the Treasury until October 1, 1987 and from October 1, 1987 until the date of their repayment to the bank, they will be linked to the higher of the Consumer Price Index or the dollar.

According to the Arrangement Plan between the Bank and its shareholders that was approved by the court on November 24, 2008, the balance of the perpetual deposit as of December 31, 2008, except for an amount of $7.9 million that reflects the proceeds of the issuance of the D and DD shares held by the public (not by the
State), was repaid to the Bank on December 31, 2008. The amount that was repaid was NIS 857.5 million. The amount of $7.9 million that remained from the perpetual deposit will continue to be a deposit linked solely to the dollar and will not be linked to a choice of the dollar or the Index as it was until
December 31, 2008.

For more details, see Note 8 of the financial statements.

AGREEMENTS FOR THE KIBBUTZ DEBT ARRANGEMENT

As a result of difficulties suffered by the kibbutzim in Israel and the organizations related thereto, a number of agreements were entered into, between
1989 and 1999, by the various kibbutz movements, the creditor banks and the
State of Israel.

The objective of these agreements was to refinance the debt of the kibbutzim and the related organizations and to adapt the debt to the real abilities of the debtors to repay the debt.

The agreements contain detailed mechanisms for handling these debts. As part of the agreements, it was stipulated that the kibbutzim that were defined to be assisted kibbutzim (in need of assistance) would be entitled to refunds of certain interest differentials in respect of unsettled credit they received in the past from the banks that are party to the agreement, to write-offs of part of the balances of such credit and to long-term repayment dates of the balance of the credit.

The government financed 35% of the amounts written-off and deposited in the banks funds to be used as a source for the restructuring of the payment dates.
Kibbutzim defined to be owners of real estate with potential for development were required as part of these agreements to contribute their rights in the land in return for part of the write-offs that were approved for them.

For more details, see Note 24 B(2) of the financial statements.

                                     F - 13

CREDIT TO THE ISRAEL ELECTRIC COMPANY LTD. FROM DEPOSITS OF THE STATE AND
GUARANTEED BY THE STATE

According to a series of agreements entered into at various times during the
1990's, the Bank lent the Israel Electric Company Ltd. long-term credits, the final repayment times of which are in the years 2020 - 2025, at a total amount of $1.5 billion. The loans were granted from deposits made in the Bank by the
State at identical amounts and with identical repayment dates of those of the credits. These credits are fully guaranteed (principal and interest) by the
State of Israel. The unpaid balance of these credits as of December 31, 2008 was
NIS 4,699 million and they constituted 92% of the total balance of the public credit portfolio of the Bank as of that date.

According to the Arrangement Plan between the Bank and its shareholders which was approved by the court on November 24, 2008, if the sale of the Bank's shares is consummated by December 31, 2009, the Bank will assign, to the entity it is so instructed to by the Accountant General, the rights of the Bank in connection with the aforementioned loans furnished to the Israel Electric Company Ltd. and the aforementioned deposits that were deposited with the Bank by the State as a source for providing the loans.

AGREEMENT FOR THE TERMINATION OF THE EMPLOYEES OF THE BANK

On November 16, 2008, a new collective agreement was signed by the Bank, the
Histadrut and the Bank's workers committee, in connection with the termination arrangements of employees who are employed under the Bank's collective agreements. This agreement was approved by the Supervisor of Wages and Labor
Agreements at the Finance Ministry and it replaces the previous collective agreements that regulated the terms of termination of these employees. The agreement of November 16, 2008 sets forth the right of management to dismiss employees as part of the reduction in the Bank's activity, extends the validity of the reductions that were agreed to in the past in connection with the wages of the employees and the fringe benefits to which they are entitled, and grants various benefits to employees in the event of dismissal (including resignations to be treated as dismissals). According to the agreements, there are two termination tracks for dismissed employees: a severance track and a pension track. A dismissed employee in the pension track is one whose seniority is at least 20 years and who is at least 50 years old and who, upon dismissal is entitled to early pension. A dismissed employee who does not meet these two conditions together, belongs to the severance track, in which he is entitled to enhanced severance pay. In the event of the privatization or liquidation of the
Bank and/or if the privatization is not implemented by December 31, 2009, then immediately thereafter, employees are allowed to resign and be treated as if they had been dismissed, but the Bank has the right to require the employee to continue working for an additional period of time. According to the agreement, part of the termination payments to the employees will be deposited in trust with a trust company. For this purpose, the Bank engaged the trust company of an
Israeli bank which will serve as trustee. The collective agreement of November
16, 2008 will be in effect until the termination of the last employee to which the agreement applies. The waivers and part of the benefits set forth in the aforementioned collective agreements also apply and/or will apply to some of the employees of the Bank who are employed under personal contracts.

The Bank recorded appropriate provisions in its books for these agreements.

LETTER OF INDEMNIFICATION FOR DIRECTORS AND OFFICERS

In August 2002, the Bank issued its officers and directors a letter of indemnification (the "first letter of indemnification") which was approved by the Audit Committee, the Board of Directors, and the general meeting of the
Bank. According to the letter of indemnification, the Bank undertook to indemnify its officers and directors in respect of a monetary indebtedness placed on them in favor of another person by a court ruling (including a ruling rendered as part of a compromise and the ruling of an arbitrator approved by the court) and in respect of reasonable litigation expenses (including attorney fees) levied against them as a result of actions (defined as including acts of omission and decisions) taken by them and/or to be taken by them by virtue of their being officers or directors in the Bank or by virtue of any position or job that they fulfilled and/or will fulfill at the request of the Bank or on its behalf in any company in which the Bank held and/or will hold shares and in any other corporation and business initiative in which the Bank invested or will invest, as long as these actions are connected to one or more of the types of events detailed in the letter of indemnification, which include, among other things, the following types of events:

                                     F - 14

o    Issuance of shares

o    Implementation of voting rights and rights to appoint directors in a company in which the Company holds and/or will hold shares and/or another corporation and/or business initiative in which the Bank invested or will invest

o    Voting for or against any decision in the board of directors, committees of the Company, etc., corporations and/or initiative

o    Realization of collateral given to the Bank

o    Approval and/or furnishing of credits and other transactions taken as part of the areas in which the Bank is allowed to do business in accordance with the Banking Law (Licensing) - 1981

o    Holding assets in trust

o    Granting an underwriting commitment

o    A transaction of the Bank in any assets undertaken on behalf of the Bank itself

o    Providing a report or notification pursuant to any law

o    Receipt of licenses and permits

o    Events connected to employee - employer relationships

o    Privatization of the Bank and any course of action taken to advance the privatization and/or in connection therewith

o    Any refraining from doing one or more of the above matters

The overall and aggregate amount of the indemnification that may be paid under the first letter of indemnification shall not exceed 25% of the shareholders'
equity of the Bank on the basis of its financial statements as of March 31,
2002, which amounted to NIS 640.3 million. In other words, it shall not exceed
NIS 160.1 million, linked to the Consumer Price Index publicized in respect of
March 2002. The indemnification pursuant to the letter of indemnification is subject to the provisions of the Companies Law and to the various conditions detailed in the letter of indemnification. Please note that as part of Amendment
No. 3 of the Companies Law - 1999 (which was passed on March 7, 2005), it was stipulated that an undertaking to indemnify (such as the aforementioned letter of indemnification) has to be limited to events which the board of directors believes are expected to occur as a result of the actual activity of the Company at the time the commitment to indemnify was given and limited to an amount or benchmark that the board of directors set, which are reasonable under the circumstances of the matter. The question of the applicability of the amendment to existing letters of indemnification and the interpretation of the limitations have not yet been adjudicated in court and, therefore, the consequences of the amendment on the first letter of indemnification are uncertain.

In May 2008, the Bank issued an addition letter of indemnification to officers and directors of the Bank (the "second letter of indemnification") which was also approved by the Audit Committee, the Board of Directors, and the general meeting of the Bank. The second letter of indemnification applies to actions
(including acts of omission and resolutions) executed commencing from August 26,
2002 (which is the date on which the Prime Minister's Office, the Finance
Ministry, and the Bank of Israel made a decision regarding a package of steps in connection with the Bank, including the sale of its asset and liability portfolio) and which were executed and/or will be executed by officers and directors of the Bank by virtue of their being officers or directors of the
Bank, or by virtue of any position or function in a company held by the Bank and/or in which the Bank holds shares or in any entity or other venture in which the Bank invested and/or will invest. The second letter of indemnification covers financial liabilities placed on the officers and directors in favor of another person pursuant to a court decision (including decisions rendered as part of a compromise or arbitration decision approved by the court) and which are related to and/or derive from events sets out in the new letter of indemnification, which are events that the board of directors of the Bank found to be expected in view of the activity of the Bank at the time of the approval of the new letter of indemnification. These events include, among other things, the following:

*    The sale or endorsement of credit and/or collateral

*    Receipt, management and repayment of a special credit line from the Bank of
     Israel

*    Adoption and implementation of a Run-Off plan for the Bank

*    Certain actions in connection with the current operations and activity of the Bank during the normal course of business

*    Management of the risks of the Bank

*    Certain actions in connection with the disclosure and recording requirements applicable to the Bank

*    Resolutions and actions in connection with the distribution or non-distribution of a dividend

*    Making insurance arrangements

                                     F - 15

*    The repayment of the perpetual deposits of the Bank with the Treasury

*    Making or furthering an arrangement between the Bank and its shareholders pursuant to Article 350 of the Companies Law

*    The privatization of the Bank

The second letter of indemnification is in addition to the first letter of indemnification. The aggregate amount of indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the second letter of indemnification and the aggregate amount of indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the first letter of indemnification shall not exceed in the aggregate the ceiling for indemnification as set out in the first letter of indemnification, which as above, amounts to NIS 160.1 million, linked to the Consumer Price Index publicized in respect of March 2002. In addition to the aforementioned monetary liabilities, the second letter of indemnification also covers reasonable court expenses, including the legal fees expended by the officers or directors or which were levied against them in certain proceedings. The second letter of indemnification went into effect upon the filing with the court on July 6, 2008 of the request of the Bank to approve the Compromise and/or Arrangement Plan pursuant to Article 350 of the Companies Law - 1999, between the Bank and its shareholders.

For information on these letters of indemnification, see Note 21C of the financial statements.

LETTER OF EXEMPTION FOR DIRECTORS AND OFFICERS

In May 2008, the Bank issued a letter of exemption for officers and directors of the Bank, which was approved by the Audit Committee, the Board of Directors, and the General Meeting of the Bank. The letter of exemption exempts the officers and directors of the Bank from liability as a result of damages caused to the
Bank due to a breach in their duty of caution towards the Bank as part of actions (defined as including acts of omission and decisions) taken by them and/or to be taken by them by virtue of their being officers or directors in the
Bank, except for such actions executed prior to August 26, 2002.

The letter of exemption went into effect upon the filing with the court on July
6, 2008 of the request of the Bank to approve the Compromise and/or Arrangement
Plan pursuant to Article 350 of the Companies Law - 1999, between the Bank and its shareholders.

AGREEMENT TO OUTSOURCE THE COMPUTER SERVICES OF THE BANK

An agreement was signed on December 31, 2008 between the Bank and a company that provides outsourcing services, including IT services (which agreement replaces a previous agreement between the Bank and the same Company which expired on that date), whereby the company undertook to provide the Bank with current management and operating services in connection with the Bank's computer system, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the IT system, data security , etc.

The agreement is for a period commencing on January 1, 2009 and ending on
December 31, 2011. Commencing on January 1, 2010, the Bank is entitled to terminate the agreement upon six months' advance notice.

See Note 21B of the financial statements.

RISK FACTORS

RISK IN RESPECT OF THE QUALITY OF DEBTORS AND COLLATERAL

The risk that borrowers from the Bank will not meet their debts to the Bank is an inherent risk even as part of the reduced activity of the Bank at present.
Even though the Bank reviews the condition of its customers on a regular basis as well as the value of the collateral securing their debts, and makes provisions on the basis of its assessments of the risk that the debtors will not be able to repay their debts, it is possible that circumstances will arise in the future that were not taken into account to date by the Bank, including a deterioration of the condition of the customers and a decline in the value of their collateral which will require the making of additional provisions. The focusing of the Bank on the collection of credit and its refraining from other activities, increase the impact that this risk will have on the results of the
Bank's operations in the event that the risk comes to fruition.

                                     F - 16

DIVERSIFYING THE CREDIT RISK

For details of the diversification of the credit risk in connection with credit concentration and concentration of the indebtedness of borrower groups, see below the chapter on risk management.

INTEREST RISK, EXCHANGE RATE RISK AND INFLATION RISK

For details regarding these risks, see below the chapter on risk management.

SHARE PRICE RISK

The total volume of investment by the Bank in securities, as of December 31,
2008, amounted to NIS 38 million. Of this amount, an amount of NIS 29 million is in traded shares. This value is based on the market prices as of the balance sheet date. Such value is subject to the volatility of the prices of the shares included in this item. Most of the investments in traded shares (NIS 28.5 million) are in respect of the shares of one company that is listed for trade on the Tel Aviv 25 list.

OPERATIONAL RISKS

Operational risks include risks deriving from acts of fraud, errors on the part of bank employees, lack of proper documentation of transactions, failures and faults in data processing, equipment or external systems of service providers, and the absence of fair testing procedures and internal control. Notwithstanding the fact that the Bank instituted various means of supervision and control with a goal of minimizing the operational risks to which it is exposed, there is no guarantee that such risks do not exist or that they will not be realized in the future.

For additional details regarding operational risks, see below the chapter on risk management.

LEGAL RISKS

During the course of its activity, the Bank is exposed to legal risks, including the risk of loss as a result of the lack of the possibility to legally enforce the fulfillment of an agreement. These risks are handled regularly by the Legal
Department of the Bank. There is no guarantee that all of the risks were taken into consideration or that any given risk will not be realized in the future.

DEPENDENCY ON PROFESSIONAL MANPOWER DUE TO THE REDUCTION OF THE WORK FORCE

Due to the decrease in the scope of its activity, the Bank significantly reduced the number of its employees, which declined from 170 on January 1, 2002 to 42 on
December 31, 2008. The ability of the Bank to continue the successful implementation of its policy is contingent on, among other things, the continued
employment of the same executives and employees who have the crucial knowledge and acquaintance of the Bank's systems and customers.

The following table sets out the risk factors and the extent of impact of the risk on the Bank. The table was prepared in accordance with the instructions of the Bank of Israel:

      Risk factor                                                                    Effect of the risk
      --------------------------------------------------------------------------     -----------------------

1     Overall impact of credit risk                                                  Medium

1.1   Risk in respect of quality of debtor and collateral                            Medium

1.2   Risk in respect of credit concentration                                        Medium

1.3   Risk in respect of debtor / debtor group concentration                         High

2.    Overall effect of market risks                                                 Medium

2.1   Interest risk                                                                  Medium

2.2   Inflation risk                                                                 Medium

2.3   Exchange rate risk                                                             Medium

2.4   Share price risk                                                               Low

3.    Liquidity risk                                                                 Low

4     Operational risks                                                              Low

5.    Legal risks                                                                    Low

6.    Dependency on professional manpower due to the reduction in the work force     High

                                     F - 17

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES

Proper Banking Procedures are issued by the Supervisor of Banks by pursuant to the authority vested in him regarding this issue in the Banking Ordinance -
1941. Notwithstanding the fact that upon the expiration of the Bank's banking license on August 1, 2008, the Bank ceased being a "banking corporation", according to the Banking Law (Licensing) - 1981, the provisions of the Banking
Ordinance still apply to the Bank for an additional period of three years. In a letter dated May 29, 2008, the Supervisor of Banks announced that he was exempting the Bank from compliance with part of the directives of Proper Banking
Procedure, including the directives dealing with the activities of the Board of
Directors, directives dealing with credit (including directive 315 regarding the supplementary provision for doubtful debts), and most of the directives dealing with the investment and management of financial assets. According to the aforementioned letter of the Supervisor of Banks, the directives of Proper
Banking Procedure in the chapters entitled "Control and Management" and Between the Bank and its Customers will continue to apply to the Bank.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

TAXATION

In 2008, the Bank was subject to corporate tax at a rate of 27% and payroll tax levied on financial institutions at a rate of 15.5%. The overall tax rate applicable to the Bank in 2008 was 36.8%.

Due to tax losses, no tax expenses were recorded during the period 2002 - 2006
(inclusive). In 2006, the Bank recorded a salary tax receivable in an amount of
NIS 2.3 million. This amount was included in "Other assets". In 2008, a tax expense was recorded in an amount of NIS 9.5 million, due to the fact that the tax loss carryforwards from prior years cannot be offset against the profit tax applicable to financial institutions in accordance with the VAT Law. In 2007, tax expenses were recorded in an amount of NIS 1.6 million.

The Bank received final tax assessments through the 2003 tax year.

Tax losses in respect of which no deferred taxes were recorded as of December
31, 2008 amounted to NIS 665 million.

The overall tax rate applicable to the Bank in 2009 is 35.9% and in 2010 and thereafter - 35.1%.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 21D of the financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

                                     F - 18

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - The Bank's net income amounted to NIS 53.0 million in 2008, compared with net income of NIS 22.2 million in 2007.

The pre-tax income in 2008 amounted to NIS 62.5 million. This income was impacted by the refund of the interest which was previously charged in respect of the credit line furnished by the Bank of Israel, in an amount of NIS 48.6 million.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 84.0 million in 2008, compared with NIS 29.3 million in 2007.

The increase in financing income derived mainly from the following factors:

-    The refund of the interest in an amount of NIS 48.6 million from the Bank of Israel in respect of the interest charged to the Bank in previous years in excess of the Bank of Israel rate. The refund was approved upon the repayment on December 31, 2008 of the credit line that was furnished to the bank by the Bank of Israel. The refund was included in the income from financing activity under the item entitled "other financing income".

-    An increase in interest income collected in respect of problematic debts, in an amount of NIS 21.8 million, compared with NIS 17.4 million in 2007.

-    A decrease in the volume of problematic debts classified as non-income bearing. The average balance of non-interest bearing debts in 2008 amounted to NIS 54 million, compared with NIS 109 million in 2007. The balance of these debts constituted 10.3% of total monetary assets (excluding credit to the Israel Electric Company guaranteed by the State), compared with 13.7%
     in 2007.

-    The impact of the decrease in the interest rate in the economy on the volume of the non-accrual of income in respect of non-income bearing debt.
     The average interest rate in 2007 was lower than the average interest in the previous year. As a result, the negative impact of the non-accrual of revenues in respect of non-income generating debt was smaller than in the same period of the previous year, in addition to the aforementioned volume of problematic debts.

-    An increase in the weighted margin in the Index-linked segment which is the
     Bank's major activity segment.

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by linkage segment.

An analysis of the Bank's financing operations in the various linkage segments, in accordance with Addendum C of the Management Review, indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 110 million in 2008, compared with NIS 184 million in 2007, a decrease of
40%. The margin in this segment, including the effect of derivatives, was 3.74%
in 2008, compared with 1.70% in 2007.

Please note that most of the non-income bearing debt is found in this segment.
The balance of the non-income bearing debts in this segment amounted to NIS 12 million as of December 31, 2008, compared with NIS 42 million as of December 31,
2007. The improvement in the margin of this segment compared with 2007, derived both from the decrease in the volume of non-income bearing debt and its relative weight out of total credit, and from the decrease in the rate of interest and the impact thereof on the non-accrual of income in respect of the aforementioned debts.

                                     F - 19

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 298 million in 2008, compared with NIS 455 million in 2007, a decrease of 35.0%. The decrease in the volume of activity of this segment derives both from the overall decline in the activity of the Bank and from the
Bank's policy whereby credit renewed by the Bank is for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.70% in 2008, compared with 2.30% in 2007. The increase in this margin of activity derives mainly from the fact that at the beginning of
2008, a significant amount of credit was repaid. Such credit bore low interest when compared with other credit in this segment. As a result, the weighted interest rate on the credit increased, following which the weighted margin in this segment also increased.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The overall average volume of assets in this segment amounted to NIS 4,652 million in 2008, compared with NIS 5,602 million in 2007. Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Corporation Ltd.
out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit amounted to NIS 4,534 million in 2008, compared with NIS
5,445 million in 2007. Excluding the said credit, the average balance of assets in this segment amounts to NIS 118 million, compared with NIS 157 million in
2007, a decrease of 25%. The margin in this segment, including the effect of derivatives, was 0.10% in 2008, compared with 0.07% in 2007. The low margin in this segment is influenced by the volume of credit guaranteed by the State as abovementioned. The credit guaranteed by the State and the deposit of the State from which the credit is granted bear interest at a high rate. Due to their heavy weight in the assets and liabilities and the negligible interest margin on this credit, they distort the data referring to the margin in this segment.

The average of the total financial assets (excluding state-guaranteed credit to the Israel Electric Company) amounted to NIS 527 million in 2008, compared with
NIS 795 million in 2007, a decrease of 34%.

Regarding income from financing activity, it can be assumed that the policy implemented by the Bank to reduce the activity of the Bank and the continued
decline in the volume of credit will continue to negatively impact on the income from financing activity.

THE ALLOWANCE FOR DOUBTFUL DEBTS - An amount of NIS 16.9 million was recorded as income in this item in 2008, compared with income of NIS 13.8 million in 2007.
In the specific allowances for doubtful debts, income of NIS 13.5 million was recorded in 2008, compared with income of NIS 7.3 million in 2007. The decrease recorded in 2008 was influenced by a significant component of NIS 8.5 million deriving from the collection of debts that had been written off in the past which derived mainly from a non-recurring receipt from the settlement segment as a result of the sale of the holdings of the kibbutzim in the shares of Tnuva.
The supplementary allowance for doubtful debts reflected a decrease of NIS 3.4 million in 2008, compared with a decrease of NIS 6.5 million in 2007.

The decrease in the supplementary allowance for doubtful debts is mainly due to the decrease in the volume of problematic debts in general and to the volume of non-income bearing debts in particular. This decline is gradual and has been reflected in the financial statements of the Bank in recent years.

The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 41.8 million as of December 31, 2008, constituting 9.3% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance, compared with an allowance of NIS 45.2 million as of
December 31, 2007 which constituted 7.5% of the balance of the credit. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to
NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 8.7% of the balance of the credit (versus 6.4% at December 31, 2007).

For more information regarding the accounting policy in connection with the supplementary and general allowances for doubtful debts, see Note 1G.

                                     F - 20

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                  BALANCE AS AT   BALANCE AS AT
                                                                   DECEMBER 31,    DECEMBER 31,
                                                                      2008            2007
                                                                     -----           -----

Non-income bearing                                                    22.1            69.7
Restructured (2)                                                      24.4            31.5
Designated for restructuring (3)                                       8.5            17.3
Temporarily in arrears                                                 1.9             8.7
Under special supervision*                                           170.5           181.7
                                                                     -----           -----

Total balance sheet credit to problematic borrowers (1)              227.4           308.9

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                 61.4            81.2
                                                                     -----           -----

Overall credit risk in respect of problematic borrowers (1) (4)      288.8           390.1
                                                                     =====           =====

*    Including an amount of NIS 164.5 million in respect of debts for which a specific allowance exists (December 31, 2007 - NIS 169.7 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

A comparison of the data indicates a decrease in the volume of problematic debts in general and debts classified as non-income bearing in particular. The decrease in the volume of debts classified as non-income bearing derives from a combination of the following factors: collection of debts from customers classified as non-income bearing, and arrangements with some of these customers, further to which moved over to a track of regular payments and were classified as restructured.

Nevertheless, the data point to a high proportion of debts classified as non-income bearing when compared to total public credit. The interest charges in respect of these debts, which were not recorded to financing income, will have a negative impact on the results of the Bank's operations in the future as long as these debts are classified as non-income bearing.

Almost all of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The letters of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

INCOME FROM FINANCING ACTIVITY AFTER THE ALLOWANCE FOR DOUBTFUL ACCOUNTS
amounted to NIS 100.9 million in 2008, compared to NIS 43.1 million in 2007.

OPERATING AND OTHER INCOME - This income amounted to NIS 3.0 million in 2008, compared with income of NIS 11.5 million in 2007. The decrease in this income derived mainly from the decrease in income from investments in shares which amounted to NIS 1 million in 2008 compared with NIS 8.7 million in 2007.

Revenues from operating commissions in 2008 amounted to NIS 0.6 million, compared with NIS 1.1 million in 2007, reflecting a decrease in activities customers execute through the Bank.

                                     F - 21

OPERATING AND OTHER EXPENSES - Amounted to NIS 41.4 million in 2008, compared with NIS 30.8 million in 2007. Payroll expenses amounted to NIS 19.9 million in
2008 compared with NIS 18.5 million in 2007. Regarding payroll expenses, please note that the payroll expenses of 2008 were influenced by the losses incurred by the central pension fund of the employees. The nominal losses in the pension fund amounted to NIS 2.5 million. These losses were reflected in the expenses that were incurred to supplement the severance pay. When ignoring this loss, there was actually a decrease in the payroll expenses.

Operating expenses included an expense of NIS 9.0 million in respect of early retirement, due to the retirement arrangements that were approved as part of the privatization process of the Bank.

Maintenance and depreciation expenses for 2008 amounted to NIS 2.9 million, similar in amount to 2007.

Other operating expenses amounted to NIS 9.6 million in 2008, compared with NIS
9.4 million in 2007. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by the Bank in connection with the Run-off Plan. On the other hand, there was an increase in legal fees in connection with the privatization of the Bank and in connection with the filing requirements in the U.S.

PROVISION FOR TAXES - The provision for taxes on profits in 2008 amounted to NIS
9.5 million, compared with NIS 1.6 million in 2007. The provision for taxes derived from the fact that the losses carried forward from previous years cannot be offset against profit tax. The Bank received tax assessments through the 2003 tax year. The Bank has tax loss carryforwards of NIS 665 million in respect of which no deferred taxes were recorded. The provision for taxes in 2008 was calculated on the basis of the income of the Bank reported in the financial statements as of December 31, 2008, including income of NIS 48.6 million in respect of the refund of interest from the Bank of Israel from prior years. The
Bank requested from the Income Tax authorities to recognize the refund as a refund on account of the 2002 and 2003 tax years in which the Bank had income tax losses. In the event that the request of the Bank is accepted, the provision for taxes will be reduced by an amount of NIS 6.5 million. The handling of the
Bank's request has not yet been completed and the Bank is uncertain as to how this issue will be resolved.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As of December 31, 2008, amounted to NIS 5,757 million, compared with NIS 6,483 million as at December 31, 2007, a decrease of 11%.

THE EQUITY OF THE BANK INCLUDING PREFERENCE SHARES - Amounted to NIS 643 million as of December 31, 2008, compared with NIS 557 million as of December 31, 2007.

SHAREHOLDERS' EQUITY - From an accounting standpoint, the preference shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the preference shares amounted to NIS 539 million as of December 31, 2008, compared with NIS 447 million as of December 31, 2007.

The increase in the value of the preference share capital during 2008 derived mainly from the changes that occurred as a result of the approval of the
Compromise and Arrangement Plan pursuant to Article 350 of the Companies Law -
1999 between the Bank and its shareholders. As part of the plan, it was stipulated that in the event that the sale of the shares of the Bank is consummated by December 31, 2009, the State will pay the Bank as interest on the perpetual deposit, part of the accrued preference dividend that the Bank will pay its shareholders, while the balance of the preference dividend will be credited to the preference shareholders from the sources of the Bank. This part, in an amount of NIS 98 million, was reflected in the increase in the preference shares and a decrease in the Bank's shareholders' equity.

Shareholders' equity at December 31, 2008 amounted to NIS 104 million, compared with NIS 110 million on December 31, 2007. The change in shareholders' equity is comprised of the annual income of NIS 53 million, and the difference between the revaluation of the perpetual deposit with the Treasury which is linked to the
Index and the revaluation of the preference shares that are linked to the dollar. This gap amounted to NIS 43 million in 2008 and is expressed in the capital of the Bank and is reflected in the statement of changes in shareholders' equity, without it being expressed in the statement of operations.
The amounts that increased the shareholders' equity were offset by the increase in the preference shares.

                                     F - 22

Of the total amount in respect of the preferred shares which amounted to NIS 539 million at December 31, 2008, an amount of NIS 203 million is in respect of participating preference shares (compared with NIS 171 million as at December
31, 2007). Until December 31, 2005, the participating preference shares were classified as part of the shareholders' equity of the Bank. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of participating preference shares (for details regarding this change, see Note 1D).

This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. For details of these rights, see Notes 14, 15, and 16 of the financial statements.

TOTAL CREDIT TO THE PUBLIC - As of December 31, 2008 amounted to NIS 5,107 million compared with NIS 5,521 million as of December 31, 2007. The credit data presented below include credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 4,699 million as of December 31, 2008, compared with NIS 4,963 million as of December 31, 2007. Net of such credit, the credit to the public amounts to NIS 408 million as of December 31, 2008, compared with NIS 558 million as of December 31, 2007. This data reflects a decline of 27% when compared to December 2007. The decline in credit is in accordance with the credit portfolio reduction policy being followed by the
Bank.

As can be seen by classifying the balances of public credit by the size of the borrower's credit (Note 4D of the financial statements) and from the table of public credit risk by industry (Addendum E of the Management Review), the credit portfolio of the Bank focuses on credit to mid-sized companies and businesses.
The volume of credit to households is marginal and the weight of this credit in the Bank is significantly lower than its weight in the general banking system.
The composition of the credit described above increases the sensitivity to changes in the condition of the economy.

DEPOSITS IN BANKS - The balance of the deposits in banks as of December 31, 2008 was NIS 575 million, compared with an amount of NIS 34 million as of December
31, 2007. The increase derived from the repayment on December 31, 2008 of NIS
857.5 million of the perpetual deposit. All of the deposits are held with
Israeli banks. Of the aforementioned amount, an amount of NIS 574 million is deposited in deposits with maturity dates of up to seven days.

SECURITIES - The balance of securities as of December 31, 2008 amounts to NIS 38 million, compared with NIS 46 million as of December 31, 2007. The securities portfolio includes an investment of NIS 9 million in mezzanine funds (December
31, 2007 - NIS 12 million). In addition, the securities portfolio includes marketable shares in the amount of NIS 29 million (according to their market value as at December 31, 2008). The market value of the shares includes unrealized gains in the amount of NIS 5.1 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value. The Bank has no available for sale securities with significant losses that have not been realized. For information regarding the classification of a customer debt to "securities", see Note 4E of the financial statements.

CREDIT TO GOVERNMENTS - This item amounted to NIS 2.8 million as of December 31,
2008, compared with an amount of NIS 24.7 million as of December 31, 2007. The decrease derived mainly from the repayment of the deposit with the Treasury in connection with the capital notes of the Bank that were redeemed on December 31,
2008.

All of the credit is to the Israeli government. The balance sheet contains no credit granted to foreign governments.

DEPOSITS OF THE PUBLIC - Amounted to NIS 27 million as of December 31, 2008, compared with NIS 55 million as of December 31, 2007. Deposits of the public include deposits linked to the Index in an amount of NIS 9 million, compared with NIS 25 million as of December 31, 2007. These deposits are linked, long-term deposits and savings plans deposited in the Bank prior to its having ceased accepting new deposits (August 2002). The balance of public deposits in an amount of NIS 18 million derives from deposits connected to credit.

                                     F - 23

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as of December
31, 2008 amounted to NIS 5,023 million, compared with NIS 5,319 million as of
December 31, 2007. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
4,797 million as of December 31, 2008, compared with NIS 5,062 million as of
December 31, 2007. Of the total amount of government foreign currency deposits, an amount of NIS 4,699 million derives from a deposit designated to grant long-term credit to the Israel Electric Company Ltd., compared with NIS 4,963 million as of December 31, 2007. The credit and deposit have parallel terms except for a negligible margin that the Bank has in respect of this credit. As mentioned above, to secure the credit, the Bank also obtained a government guarantee.

Another component of these deposits is the CPI-linked deposits that were received from the Government as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling these debts. The balance of the
Government's CPI-linked deposits as of December 31, 2008 amounted to NIS 226 million, compared with NIS 257 million as of December 31, 2007. These deposits are long-term deposits paid in installments, concurrent with the period in which the arrangement loans were granted (until the end of 2013).

In respect of government deposits, in 2008 the Bank recorded an expense of NIS
271.6 million. In 2007, the Bank recorded income of NIS 115.2 million in respect of these deposits. This was the result of the fact that the government deposit, which serves as a source for the granting of credit to the Israel Electric
Company is dollar-denominated. Due to the decrease in the exchange rate of the dollar in 2007, income was recorded in respect of this deposit, since the negative exchange rate differentials were higher than the interest in respect of the deposit.

DEPOSITS FROM BANKS - On December 31, 2008, the Bank repaid the balance of the credit line furnished to the Bank by the Bank of Israel. As a result, there was no outstanding balance in this item as of December 31, 2008. As of December 31,
2007, the balance of this item was NIS 481 million, deriving from the balance of the credit line at that time.

CAPITAL NOTES - The Bank issued in the past dollar-denominated capital notes, in a total amount of $50 million. The capital notes bore dollar interest at a rate of 7.5% per annum. The proceeds of the capital notes were deposited by the Bank with the Treasury, at terms that were identical to those of the Bank in respect of the capital notes. The first repayment date of the notes was December 31,
1998. From that date and thereafter, the holders of the notes which were not redeemed at that date were given the option of redeeming notes every 18 months.
From that date, the Bank was given the option of redeeming notes subject to payment of a premium of 5%. Over the years, the Bank redeemed an amount of $44.8 million of these capital notes. As a result, the outstanding balance of the capital notes as of December 31, 2008 was $5.2 million. On December 31, 2008, at its own initiative, the Bank redeemed the balance of the capital notes, paying a premium of 5% on the principal of the notes. Concurrently, the Bank's deposit with the Treasury was repaid, with the Treasury paying the same premium to the
Bank.

RISK MANAGEMENT

The activity of the Bank as a financial broker exposes the Bank to credit risks and financial risks. The major financial risks are market risks and liquidity risks. These risks are accompanied by operational risks and legal risks.

CREDIT RISKS

As mentioned above, in accordance with the policy adopted by the Bank, the Bank no longer provides credit. The Bank is currently occupied with collecting the credit that was furnished in the past, and as part of this process, it enters into debt arrangements with customers.

The ability to collect credit is affected by factors that are external to the
Bank, such as the situation in the economy in general and with borrowers in particular, and with the policies of other banks in connection with the furnishing of credit to customers.

                                     F - 24

The balance of public credit as of December 31, 2008, prior to the reduction in the supplementary and general allowances for doubtful debts, amounted to NIS
5,149 million. This credit includes the credit to the Israel Electric Company
Ltd., which was secured by a State guarantee. Net of this credit, the balance of credit amounts to NIS 450 million. The fact that the Bank has refrained from granting credit for the past five years has reduced to a minimum the ability of the Bank to diversify its credit risks in accordance with accepted criteria for measuring credit risk diversification. This is reflected in the following issues
(in all of the issues, the measurement relates to credit net of credit in an amount of NIS 4,699 million, which is State-guaranteed):

DIVERSIFICATION BY INDUSTRY - The Bank's credit to industry constitutes 39% of the total credit on the balance sheet, compared with 14% of the total credit to industry in the five large banking groups. The balance sheet credit to the various branches of trade in the Bank constitutes 0.8% of the total credit, compared with 8.6% of the credit to branches of trade in the regular banking institutions. Credit granted by the Bank to individuals amounts to a small percentage of 0.8%, compared with 29.6% at the large banking groups. The comparative figures of the five large banking groups are as of December 31,
2007.

The above indicates that credit to industry at the Bank is significantly higher than the accepted norms in the banking system and that the level of credit diversification over the various industries in the economy is lower than the accepted norm in the banking system. The area that particularly stands out is credit to individuals.

DIVERSIFICATION OF CREDIT BY SIZE OF CUSTOMER - The total credit risk of the
Bank as of December 31, 2008 amounts to NIS 578 million. The total credit risk in respect of the 16 largest borrowers amounts to NIS 398 million and constitutes 69% of the total credit risk.

Based on the data as of the end of 2007, the weight of the 29 largest borrowers at the five largest banking groups in Israel constituted 4.7% of the total credit risk of these banking groups.

The following data point to a larger degree of concentration of the large borrowers at the Bank than the accepted norm in the banking system.

CREDIT TO PROBLEMATIC BORROWERS - The total balance sheet credit to borrowers whose debt is classified as problematic credit amounted to NIS 227 million and constitutes 50.4% of the total balance sheet credit (before deduction of the general and supplementary allowances for doubtful debts), compared with 4.2% at the five largest banking groups (as of December 2007). The balance of debt classified as non-income bearing amounted to NIS 22 million and constitutes 4.9%
of total balance sheet credit, compared with 1.9% at the five largest banking groups. The large percentage of the problematic debts at the Bank compared with the data mentioned above in respect of the five largest banking groups derives from, among other things, the fact that the Bank has been engaged for more than five years in the collection of credit and not in the granting of credit.

As mentioned above, the ability of the Bank to control the diversification of the credit risks mentioned above is practically non-existent.

CREDIT CONTROL

According to the Proper Banking Procedure Directives, a bank has to maintain a credit control unit as one of the means of intelligent management of its credit risks. Since from the second half of 2002, the Bank's activity has been focusing on the collection of its credit portfolio and it does not furnish new credit, the need for such a unit at the Bank has decreased.

In response to a request from the Bank, the Supervisor of Banks, in his letter dated November 26, 2003, exempted the Bank from compliance with the provision of
Proper Banking Management relating to credit control.

FINANCIAL RISKS

Proper Banking Procedure Directives issued by the Supervisor of Banks contain provisions pertaining to financial risks. Proximate to the expiration of the
Bank's "banking license", the Supervisor of Banks, in his letter dated July 27,
2008, announced that the Bank is exempt from the provisions of the Proper
Banking Procedure Directives, which include a chapter on financial risks, except for Directive No. 331 that deals with the distribution of a dividend by banking entities.

                                     F - 25

The asset and liability management policy is designed to keep the risks of linkage bases and interest risks within the boundaries of exposure set by the
Board of Directors.

Implementation of this policy is discussed by a committee in which the GM and members of management participate. The committee usually meets weekly. In accordance with the approval of the Supervisor of Banks from November 26, 2003, this management committee acts as the Bank's financial risk manager.

For purposes of implementing the asset and liability management policy and the financial risk management policy, the Board of Directors set out a number of limits. In addition, it set out dates and formats for reporting and control regarding compliance with the limits it set. On a quarterly basis, a report on financial risk management is presented to the plenary session of the Board of
Directors and as part of the discussions held, an updated exposure document is presented. This document also addresses the exposure limits set and such limits are updated on the basis of the decisions taken.

At the beginning of 2009, further to the repayment of the perpetual deposit and the increase in the liquid monetary balances held by the Bank, it was decided to set up an investment committee on behalf of the Board of Directors. The committee will instruct management of the Bank regarding the composition of the investments of the aforementioned balances and regarding the manner of handling the Bank's financial exposure. The committee will set the manner and frequency of reporting on the execution of the aforementioned policy.

The following is a breakdown of the major risks, the limits that were set, and the reporting dates and formats in connection with the level of the risks and the compliance with the limits:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of futures transactions) in each of the linkage bases.

The Bank, as does the overall banking system, acts in three major activity segments: the Index-linked segment, the foreign currency (and linked thereto)
segment, and the shekel unlinked segment. The exposure to a base risk relates to exposure to changes in inflation and to changes in the exchange rates of the various currencies.

In respect of each of the linkage segments listed above, the Bank sets out frameworks of maximum permissible surpluses and deficits. These restrictions are set in connection with the total equity of the Bank (including preference shares classified as an accounting liability).

The limits sets by the Board of Directors of the Bank for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 550 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus equal to the value of the preference shares. It is impossible to have a deficit in this segment since the preference shares are linked to the dollar.

The report on the base exposure is included as part of the report on the operations of the Bank that is presented to the plenary of the Board of
Directors. In addition, the report is included as part of the management committee that meets, as mentioned above, on a weekly basis.

                                     F - 26

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed net of liabilities in respect of the Bank's preference shares which are classified from an accounting standpoint as liabilities, since as mentioned above, the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the equity of the Bank.

                                                                   NIS MILLIONS
                                                                   (APPROXIMATE)
                                                                   -------------

UNLINKED SHEKEL SEGMENT - surplus assets                                     497
INDEX-LINKED SEGMENT - surplus assets                                          3
FOREIGN CURRENCY DENOMINATE/LINKED - surplus assets                          104
NON-MONETARY ITEMS - surplus assets                                           39
                                                                   -------------
                                                                             643
                                                                   =============

The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by the board of directors of the Bank.

An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that the calculated addition to equity amounts to NIS 8.7 million. A decrease of 1% in the Index would result in a decrease in equity of the same amount.

The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of December 31, 2008 (in NIS millions) on the total equity of the Bank (including preference shares). The impact is computed prior to the tax effect:

Percentage change in dollar rate        (5%)       (10%)           5%        10%
-----------------------------------   ----        ----          ----       ----

Impact on the results of operations   (5.2)      (10.4)          5.2       10.4

The exposure of the Bank to other currencies is small and, therefore, the impact on the results of operations of the Bank is marginal.

The abovementioned data are net of the liabilities in respect of the Bank's preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest risk derives from the impact of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may cause erosion of the Bank's income and equity.

In order to reduce the risk deriving from possible changes in interest rates, the Bank implements a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities.

The exposure to interest risk is measured by the discrepancy of the average lifespan in each linkage segment.

The following table presents the major data pertaining to the average lifespan in the various linkage segments (in years):

                                                                                             FOREIGN CURRENCY AND
                            UNLINKED SHEKEL SEGMENT           INDEX-LINKED SEGMENT              LINKED THERETO
                        ------------------------------- ------------------------------- -------------------------------
                           12/31/08        12/31/07        12/31/08        12/31/07        12/31/08        12/31/07
                        --------------- --------------- --------------- --------------- --------------- ---------------

Total assets                       0.08            0.08            3.97            4.13            5.99            6.28
Total liabilities                  0.08            0.09            2.46            2.97            6.05            6.34
Discrepancy in years                  -           (0.01)           1.51            1.16           (0.06)          (0.06)

The major interest risk exists mainly in the Index-linked segment, since most of the assets and liabilities in this segment are long-term and at fixed interest.
The average lifespan of the assets in this segment as of December 31, 2008 is
3.97 years versus an average lifespan of the liabilities of this segment of 2.46 years. The discrepancy in the average lifespan, therefore, is 18 months. A longer average lifespan of assets generates an exposure to the risk of an increase in interest rates in this segment. This exposure to interest risk is within the framework set by the Board of Directors of the Bank.

                                     F - 27

In the unlinked shekel segment, the average lifespan gap is smaller and derives from the fact that the average lifespan of both assets and liabilities is short, since most of the assets and liabilities have variable rates of interest.

In the foreign currency segment, the average lifespan is affected by the large volume of credit, which is characterized by low risk and which has a fixed rate of interest. The average lifespan of the liabilities of this segment is 0.06 years longer than the average lifespan of the assets of the segment.

As part of the limits on the rate of exposure to changes in interest rates, the
Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The limits are as follows:

UNLINKED SHEKEL SEGMENT - a maximum decrease in value of NIS 4 million.

INDEX-LINKED SEGMENT - a maximum decrease in value of NIS 14 million.

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease in value of NIS 3 million.

The frequency of reporting on compliance with the limits in connection with exposure to changes in interest rates was, until 2004, on a quarterly basis, As a result of the decrease in the volume of the Bank's activity, the frequency of such reports was changed to twice a year (semi-annual reports).

The following table presents major data in connection with the sensitivity of the capital of the Bank (in NIS millions) to changes of 1% in the interest curve
(the theoretical change in the economic value as a result of the scenario):

Linkage segment                        Increase on interest by 1%     Decrease of interest by 1%
---------------------------------      --------------------------     --------------------------

Index-linked                                                 (6.5)                           7.0
Foreign currency / linked thereto                             0.8                           (0.7)

In the unlinked segment, the impact of a change in interest of 1% is marginal and therefore, not included in the table.

The above calculation is based on accepted calculations for the measurement of the average lifespan of assets, i.e., discounting the future cash flows, including interest to accrue until the earlier of maturity, or the date of a change in the interest rate. The calculation of the change in the value of these assets and liabilities is only in respect of a change in the interest rate, without the impact of a change in interest on other factors (such as the rate of forecasted inflation, etc.).

It is worth noting that such a calculation measures only the impact of a change in interest and is in no way connected with credit risks.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of the asset and liability management policy, the Bank conducts transactions in derivative financial instruments.

As a result of the events that occurred in the second half of 2002, the Bank's activity in derivative financial instruments was reduced to a minimum and, at present, it is designed solely for the closure of the Bank's position exposure, through the use of forward transactions, swap transactions and the purchase of foreign currency options.

LIQUIDITY RISK - Due to the repayment of the perpetual deposit, the Bank had liquid cash balances of NIS 575 million as of December 31, 2008. These balances let the Bank meet all of its liabilities independent of the pace at which the
Bank realizes its other assets.

                                     F - 28

OPERATIONAL RISKS - The Bank takes various steps to reduce the operational risks to which the Bank may be exposed:

-    The Bank appointed an operational risk manager and an operational risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Bank's operating framework.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed, and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are made, when necessary for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

In accordance with the provisions of the Bank of Israel regarding fraud and embezzlement risks, a team was set up, headed by the GM, with the participation of members of management, the internal auditor, the operational risk controller and the parties responsible for computers in the Bank. The team periodically discusses the fraud and embezzlement risks that were included in the operational risk assessment and the controls needed to minimize such risks.

CAPITAL ADEQUACY

On August 1, 2008, the "banking license" of the Bank expired. In his letter dated July 27, 2008, the Supervisor of Banks announced that he was exempting the
Bank from complying with part of the Proper Banking Procedure Directives, including the directive requiring the Bank to maintain a minimum capital ratio.
The Board of Directors of the Bank also believes that this requirement is irrelevant to the Bank, especially in view of the fact that the balance of the
Bank's liabilities is less than the total equity of the Bank.

REPORTING REQUIREMENTS IN THE U.S.A.

Since, in the past, the Bank issued its securities to shareholders in the
U.S.A., the Bank is required under American law to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC). As part of the annual report, submitted on a form known as 20F, the Bank has to fulfill various reporting and disclosure requirements, some of which are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (U.S. GAAP.). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and U.S. GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to U.S. GAAP. The Bank was to have filed the report in respect of 2007 by July 15, 2008. The Bank filed the report on September 11,
2008.

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of
the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The Bank implemented article 404 of the Sarbanes Oxley Act for the first time in its annual report for 2007, filed in the U.S. on September 11,
2008. On June 20, 2008, the SEC publicized a leniency whereby the external auditor's report on the effectiveness of the internal control over financial reporting would be required only commencing with the fiscal year ending December
15, 2009.

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of Banks dated March 18, 2007, the Bank is entitled not to implement this directive in its reports filed in Israel.

                                     F - 29

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

Mr. Yitzhak David, CPA (Isr.) has been the Bank's internal auditor since
November 1, 2002. Mr. Yitzhak David is a Certified Internal Auditor (CIA), a
certified public account since 1982 and has a BA in economics and accounting from the Tel Aviv University.

The internal auditor and the external auditing services he uses comply with the conditions set out in the Companies Law - 1999, the Internal Auditing Law - 1992
and the Banking Rules (Internal Auditing) - 1992 regarding their independence and the dedication of their activities in the Bank.

The internal auditor is an employee of the Bank and is administratively subordinate to the Chairman of the Board. The appointment of the internal auditor was approved by the plenary of the Board of Directors on October 30,
2002 upon the recommendation of the Audit committee given on October 1, 2002.
The appointment was extended a number of times over the years. On April 28,
2008, the Board of Directors approved the extension of the tenure of the internal auditor for an additional period to commence on July 31, 2008 and to end on the earliest of December 31, 2009, the privatization of the Bank or the commencement of liquidation proceedings. In a letter dated May 28, 2008, the
Supervisor of Banks gave his approval of the extension of the tenure of the internal auditor.

A Summary of the reasons for approving his appointment - the professional qualifications of the candidate, his extensive experience in the field of auditing, including his many years of work in the CPA firm of Somekh Chaikin, and his last position as the assistant to the Bank's internal auditor.

The internal audit work plan in the special circumstances of the Bank is an annual plan, compiled after taking into consideration the requirements of the
Supervisor of Banks of the Bank of Israel and in accordance with professional standards, as is based mainly on a mapping of risk areas in the various activities of the Bank and assessing the level of risk of such activities
(including exposure to embezzlement and fraud), on the basis of, inter alia, the risk reviews prepared by the Bank, the organizational structure of the Bank, additional auditing tasks requested by the Chairman of the Board, the Chairman of the Audit Committee and the GM. The work plan for the internal audit of the
Bank is compiled by the internal auditor in consultation with the GM, Chairman of the Board and the chairman of the Audit committee.

The Bank's internal audit work plan was presented to the Board's Audit Committee for discussion and was approved by the committee and by the Chairman of the
Board. It was also reported to the plenary Board of Directors.

The work plan leaves the internal auditor with the discretion to vary from the plan in a manner that meets changing and unexpected needs, in consultation with the Chairman of the Board and the chairman of the Audit committee.

The internal auditor is employed in a full time position. In the reported period no employees were subordinated to him. The internal auditor uses the services of external auditing parties, who specialize in specific relevant areas such as:
information systems auditing and auditing in areas regarding banking operations.
The external auditing parties perform the internal audit of the Bank according to the instructions of the internal auditor and under his supervision. In the reported period their work amounted to an average annual scope of 0.2 full-time positions (in 2007 - an average of 0.3 full-time positions).

The accepted professional standards and guidelines on the basis of which, among other things, the internal auditor performs the audit are as follows: Various provisions of the law including the Internal Audit Law - 1992, the code of ethics and professional principles pertaining to internal auditing, professional internal auditing standards and guidelines and the guidelines of the Audit committee and the Board of Directors.

Once a year, the Audit Committee meets alone with the internal auditor. On the basis of the detailed reports (including the work plan and its execution)
submitted by the internal auditor during the year to the Audit committee and the
Board of Directors and the discussions held regarding the reports, the Board of
Directors and the Audit committee reassure themselves that the internal auditor did indeed fulfill the requirements set down by the aforementioned professional standards and guidelines, on the basis of which the audit was performed.

                                     F - 30

The internal auditor and anyone acting on his behalf have the authority to request and receive from all the Bank's employees and associated parties any information, including computerized information, documents and any explanations that they consider to be necessary in order to perform their duty. Furthermore, the internal auditor and anyone acting on his behalf have free access to any asset of the Bank in order to examine it, including continuous and direct access to the Bank's information systems including financial data, as required in
Section 9 of the Internal Audit Law - 1992.

During the reported period the internal auditor submitted the following written reports to the Chairman of the Board, the General Manager and the Chairman of
the Audit Committee:

-    Current audit reports, which include audit findings, conclusions and recommendations.

-    Periodic reports - quarterly reports which include a general review, reports regarding execution of the work-plan during the quarter compared to the original plan, and a list of all the audit documents that were issued during the quarter.

-    An annual report which includes a summary of the audit activity during the reported year, reports on the principal findings and the recommendations in the various current reports that were issued (material findings), conclusions of the auditor from following up on the correction of deficiencies in the previous audit reports, recommendations that were not accepted by management and recommendations the implementation of which are taking more time than reasonable. The report also includes the internal auditor procedure - definition of the internal auditor's responsibilities, authorities and manner of operation.

The current audit reports (together with minutes of the discussions held in respect thereof with the General Manager and other relevant parties in the Bank, which include decisions that were made and time schedules for their implementation), the quarterly reports and the annual report are discussed in the Audit Committee and after the discussion are submitted in a full or condensed form (together with the minutes of discussions of the Audit Committee)
to the plenary Board of Directors.

During 2008, the internal auditor submitted 4 quarterly reports that were submitted on the following dates: February 18, 2008, May 18, 2008, August 20,
2008 and December 23, 2008. The reports were discussed respectively on the following dates: February 26, 2008, May 26, 2008, September 15, 2008 and
December 30, 2008. On December 31, 2008, the annual report was submitted and it is expected to be discussed by the Audit Committee during the first quarter of
2009.

The Bank's Board of Directors is of the opinion that the scope of the internal auditor's work-plan, and the nature and continuity of his work during the reported period are reasonable taking into consideration the present special situation of the Bank which is in a Run-Off process, and that they are sufficient for fulfilling the objectives of the internal audit in the Bank.

The payments of the Bank in respect of the employment of the internal auditor includes commitments for payments, including terms of retirement in 2008 as follows:

                                                                                   NIS'000
                                                                                   -------

Salary                                                                                 340
Severance, provident, pension, National Insurance, education fund and vacation         106
                                                                                   -------
Total salary and fringe benefits, not including payroll tax                            446
                                                                                   =======
Expenses as part of the early retirement arrangement                                   266
                                                                                   =======

The salary of the internal auditor and any raises are set by the plenary of the
Board of Directors on the basis of the recommendation of the Audit committee.
The Board of Directors believes that this method of determining the remuneration of the internal auditor will not have an impact on his professional discretion.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES AND CRITICAL ACCOUNTING ESTIMATES

Note 1 of the financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared. The implementation of these accounting principles by the Board of Directors and management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

                                     F - 31

It should be made clear that actual results may be different than these estimates and assessments.

Accounting policy in respect of critical issues as set out below relates to issues which are of importance to the description of the financial condition of the Bank, which are difficult and subjective and which often require complex assessment, as a result of the need to make estimates of effects which for the most part are uncertain.

Some of the estimates and assessments used, involve a great extent of uncertainty or dependency on many variables. Such types of estimates and assessments may have a significant impact on the results of operations in the financial statements.

In each of the critical issues detailed below, Bank management makes use of the best information it has in its possession. The Board of Directors and management of the Bank are of the opinion that the estimates and assessments applied in the preparation of the financial statements are appropriate.

The following issues were defined by the board of directors and management of the Bank to be critical issues / estimates from an accounting standpoint:

PROVISIONS FOR DOUBTFUL DEBTS - The specific provision for doubtful debts is made on the basis of the assessment of the Board of Directors and management regarding the inherent losses in the Bank's credit portfolio, including in respect of off-balance sheet items. The assessment of the Board of Directors and management takes into account, among other considerations, the risks involved in the financial strength of the debtors and in their repayment capabilities, on the basis of the information in their possession regarding their financial position and future cash flows, as well as in the condition and value of the collateral received.

The financial strength of the debtors and their repayment capabilities are contingent upon economic variables, part of which are not under the control of the Bank and/or the customers.

The Management and Board of Directors of the Bank use outside appraisers and valuators in order to obtain an indication of the value of the collateral. For example, the assessment of the collateral that pertains to real estate is usually done by outside appraisers who conduct appraisals for the Bank. The value that is used for the provisions required for doubtful debts is usually lower than the market value of the real estate, due to the constraints of quick realization and the tax that would apply (if at all) upon the realization of the real estate.

The amount that can be collected from the debtors is based, therefore, on estimates which, by their nature, are subjective. The dependency on these estimates cannot guarantee that the amount actually collected will be in accordance with the assessment.

The total balance of the monetary debt (excluding off-balance sheet items) of the debtors in respect of which there is a provision for doubtful debts amounted to NIS 206 million as of December 31, 2008 (NIS 252 million as of December 31,
2007).

Bank Management classifies problematic debts on the basis of the classifications and criteria set out in the provisions of Proper Banking Procedure Directives.
The classification of debts is sometime subjective (such as the distinction between a debt that is temporarily in arrears versus one that is in arrears, and the classification of a debt under special supervision). Changes in such assessments may have a material impact on the financial statements.

Bank Management and the Board of Directors review the allowances for doubtful debts and the classifications of the customers on a quarterly basis and update them where necessary.

The supplementary allowance is based on risk criteria set out by the Bank of
Israel. As mentioned above, the Bank of Israel exempted the Bank from the need to make a supplementary allowance in respect of deviations from the restrictions regarding the debts of borrowers and groups of borrowers, in respect of deviations from the restrictions on the financing of the acquisition of means of control in corporations, and in respect of deviations from restrictions on concentration of debts. As a result, the supplementary allowance was made only in respect of certain deviations relating to the absence of up-to-date financial statements and in respect of credit balances of borrowers who are classified as problematic borrowers.

In its letter dated January 25, 2009, the Bank of Israel notified the Bank that it was exempt from making supplementary and general provisions for doubtful debts in accordance with the directives of the Bank of Israel. The Board of
Directors of the Bank decided to make the abovementioned provisions in accordance with the provisions for reporting to the public, as set out above.
During 2009, the Board of Directors will reassess this policy, taking into consideration economic developments and developments relating to the continued
operations of the Bank (see Note 1G).

                                     F - 32

The amount of the credit to the public in the financial statements is after deduction of the supplementary allowance and the general allowance for doubtful debts, the total balance of which as of December 31, 2008 is NIS 41.8 million
(December 31, 2007 - NIS 45.2 million), comprising 9.3% of credit to the public
(excluding the credit to the Israel Electric Company, guaranteed by the State from the State's deposit) before the aforementioned provision, compared with
7.5% as of December 31, 2007.

FAIR VALUE OF SECURITIES - All of the securities held by the Bank are classified as available for sale securities.

Marketable securities are presented in the financial statements at fair value.
The fair value of the marketable securities is determined on the basis of the stock exchange price as of the balance sheet date. The balance of marketable securities at market value as of December 31, 2008 was NIS 29 million (on
December 31, 2007 - NIS 34 million). This data does not necessarily reflect the price that will be obtained on the sale of a large number of the securities.

CONTINGENT LIABILITIES - There are a number of legal suits pending against the
Bank. Each of the suits is handled by an outside attorney. These attorneys provide the Bank with their assessments of the probability that the risk involved in the suit will be realized. In respect of suits, the probability of which the attorneys believe to be remote or possible, the Bank does not usually set up a provision in respect of the risk involved.

Regarding suits which the attorneys handling the cases believe will not be rejected or cancelled, the Bank sets up an appropriate provision.

The opinions of the legal counsel of the Bank are received quarterly, and Bank management updates the provisions when necessary.

There is no certainty that the final results of the suits will be in accordance with the aforementioned assessments.

PROCESS OF APPROVING THE FINANCIAL STATEMENTS

The Board of Directors of the Bank is the body that is charged with entity-wide control of the Bank. In filling this role, the Board of Directors of the Bank utilizes the services of its committees. The committees that assist the Board in the area of control are the Audit committee and the Balance Sheet committee. The committee that discusses the draft of the financial statements before they are presented to the Board for approval is the Balance Sheet committee which has a membership of four directors, including the Chairman of the Board. Two of the members of the Balance Sheet committee are directors having accounting and financial expertise. As part of the financial statement approval process, two meetings of the Balance Sheet committee are held. At the first meeting, deliberations are held concerning the problematic debts and the allowances for doubtful debts. A few days prior to the meeting, the members of the committee receive reviews of the problematic debtors on the basis of the stipulated criteria. At the meeting, a discussion is held regarding the fairness of the allowances for doubtful debts and answers are provided to the questions raised by the directors. At the meeting, the outside auditor is also present. At the second meeting of the Balance Sheet committee, a discussion is held regarding the financial statements. A number of days before this meeting, the members are furnished with a draft of the financial statements, as well as additional accompanying material. Concurrently, a draft of the financial statements is sent to the Disclosure committee which is comprised of members of the management of the Bank and a number of additional senior executives. As part of the meeting of the Disclosure committee, the members of the committee hold discussions and offer their comments regarding the fairness of the disclosure in connection with the major issues relating to the activity of the Bank and to the results of its operations, as reflected in the draft financial statements. During the course of the meeting of the Balance Sheet committee, which is held after the meeting of the Disclosure committee, the results of operations of the Bank for the past year are reviewed, as well as the major changes in the composition of the Bank's assets and liabilities. In addition, a report is presented on the changes that took place in the financial statements when compared to those of previous periods, on changes in accounting presentation (if any occurred) and on the major comments of the members of the Disclosure committee.

During the meeting answers are provided for the questions raised by the directors. The meeting is attended by the outside auditors of the Bank who review the changes in the accounting field that occurred during the past year and the policies that were implemented during the performance of the audit of the financial statements. The auditor is at the disposal of the members of the committee to answer any question and, where necessary, provides his opinion on accounting issues in connection with the financial statements.

                                     F - 33

The Bank's financial statements are brought before the plenary of the Board of
Directors for approval. A draft of the financial statements is presented to the members of the Board a few days before the meeting. A review is presented and discussions are held in a manner similar to the one described above regarding the second meeting of the Balance Sheet committee.

The meeting is attended by the outside auditor of the Bank who also reviews the major findings of the audit as part of a detailed annual report.

After deliberation, a vote is taken on the basis of which the financial statements are approved.

CONTROLS AND PROCEDURES PERTAINING TO FINANCIAL STATEMENT DISCLOSURE

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the effectiveness of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the guideline of this provision.

Management of the Bank together with the General Manager and Comptroller evaluated, as of the end of the period included in this report, the effectiveness of the controls and procedures relating to the Bank's disclosure.
On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as of the end of this period, the controls and procedures relating to the Bank's disclosure are effective in order to record, process, summarize and report the information the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the
Supervisor of Banks and at the date specified in these directives.

During the course of the year ended December 31, 2008, there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

DIRECTORS HAVING ACCOUNTING AND FINANCIAL SKILLS/EXPERTISE

The Bank of Israel has instructed the banks to implement (with the changes and adjustments specified by the Bank of Israel) a guideline that had been issued by the Securities Authority in 2003 regarding the report relating to directors having accounting and financial skills, as well as the clarifications that were issued to this directive. According to the guideline of the Securities Authority and the instructions of the Bank of Israel, the Bank has to determine the minimum number of directors having accounting and financial skills that should serve on the Bank's Board of Directors, the Audit committee and the Balance
Sheet committee, with "a director having accounting and financial skills" being a director that does not hold any other position in the company and due to his education, experience or qualifications, has high skills and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the board of directors issues and questions relating to the financial reporting of the company, with the objective of approving and publishing appropriate financial statements.

During 2005 Amendment No. 3 to the Companies Law - 1999 was passed, by which, inter alia, a public company must have at least one outside director who has accounting and financial expertise and additional directors having accounting and financial expertise in the number determined by the board of directors. The definition of "accounting and financial expertise" was included in regulations that were published at the end of 2005 [Companies Regulations (Conditions and
Criteria for a Director having Accounting and Financial Expertise and a Director having Professional Ability) - 2005] and it is essentially the same as the definition of "accounting and financial skills" (other than its not including a threshold condition of not holding an additional position in the company).

                                     F - 34

The Bank implements both the guideline of the Securities Authority regarding directors having accounting and financial skills as instructed by the Bank of
Israel and the provisions of the Companies Law - 1999 and aforementioned amendments with respect to directors having accounting and financial expertise.
The Bank's Board of Directors has decided that the appropriate minimum number of directors having accounting and financial skills/expertise that should serve on the Bank's Board of Directors is two, being of the opinion that in light of the significant decrease in the volume of activities of the Bank, the reduction in the lines of operation in which it is engaged and the focusing on the collection of loans, this number is adequate in order to enable the Board to fulfill the duties it has to perform in accordance with the law and the Bank's Articles of
Association, and in particular in relation to the examination of the financial position of the Bank and the preparation and approval of its financial statements

The Bank's Board of Directors also decided that the appropriate minimum number of these directors on the Audit committee and the Balance Sheet committee is one. As at the date of approval of these financial statements (February 25,
2009), the Bank has six directors with accounting and financial skills/expertise on its Board of Directors. It has two such directors on the Audit committee and two such directors on the Balance Sheet committee. The directors having accounting and financial skills/expertise and the facts that support them as such are as follows:

DR. RAANAN COHEN: Chairman of the Board of Directors of the Bank from August 15,
2002. He is also the Chairman of the Balance Sheet Committee. He has taken academic courses in risk management, investments in securities and in financial instruments, directors' training and company recovery laws. Dr. Raanan Cohen also serves as a director of Trans Clal Trade Ltd. (member of the Balance Sheet
Committee), Zerah Oil and Gas Exploration Ltd., New Koppel Insurance Company
Ltd., Gaon Holdings Ltd., and Neto Melinda Trade Ltd.

A. OLSHANSKY: Bachelor of Economics of the Hebrew University. Served in the past in various positions in Bank Hapoalim, including VP, Deputy CEO and joint CEO.
Served as CEO of Gmul Investment Company Ltd. (central management company of pension funds). Served as Chairman of the Board of Clal (Israel) Ltd. that operated companies in the insurance, industry, commerce and construction fields.
Served as a director in various companies, including: external director in Teva
Pharmaceutical Industries Ltd., Gemel Investment Company Ltd., Polgat Ltd.,
Ytong Industries Ltd., and Azorim Properties Ltd. He currently serves as a director in Camel Grinding Wheels Sarid Ltd, and Kibbutz Zora. He is a member of the investment committee of the provident, pension and participating funds of the "Harel" Insurance Company. In the past, he served as a member of the balance sheet committee of the Hebrew University. Engages in financial and economic consulting.

Y. EIZNER: Member of the Audit Committee. Bachelor of Economics and Statistics,
studied business administration at the Hebrew University. In the past served for several years as CEO of Bank Jerusalem Ltd. and as a director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank. He currently serves as a director in Binyamina Fields Company Ltd. He serves as the chairman of the investment committee of the teachers education funds.

M. GAVISH: Member of the Balance Sheet Committee. Bachelor of Economics and Law
and Master of Business Administration from the Hebrew University. Served as
Commissioner of the Income Tax and Property Tax Authority and as CEO of
Mercantile Discount Bank. Served in the past and currently serves as chairman of the finance committees of various entities. Served and currently serves as director of companies and acts as CEO of companies and as a consultant. Serves as a director in the Israel Electric Company Ltd. and the Chairman of the Israel
Broadcasting Authority.

A. HILDESHEIMER: Member of the Audit Committee. Bachelor of Economics and
Political Science, and Master of Business Administration from the Hebrew
University. In the past, he filled a number of positions at Bank Mizrahi, including assistant to the CEO and Deputy CEO. Served as the CEO of Finance and
Trade Bank Ltd. Served as a director in various companies, including senior
Financial Vice President and CFO of an Irish company, Inflight Financial
Services Ltd. Ireland. Engages in economic and financial consulting.

                                     F - 35

R. ARMON: Bachelor of Political Science, studied business administration at the
Hebrew University. Studied law at the Frahon University of Bucharest. Honorary
chairman of the Romanian - Israel Chamber of Commerce. Served in the past as
Deputy CEO of Bank Hapoalim and in charge of credits in that bank, served as
Deputy CEO and Chairman of the Board of Gmul Investment Company Ltd. (central management company of pension funds). Served as director of Clal Israel Ltd.,
Clal Industries Ltd., and Amot. Currently serves as a director of Elchana Ltd.
Has been serving a director of the Bank since 1967 (not continuously).

EXTENSION OF THE TENURE OF THE CHAIRMAN OF THE BOARD, GENERAL MANAGER AND DEPUTY
GENERAL MANAGER

At its meeting on April 28, 2008, the Board of Directors of the Bank decided to extend the tenure of Dr. R. Cohen as a Director and as the Chairman of the
Board, and the tenures of the General Manager of the Bank, Mr. A. Galili and the
Deputy General Manager, Mr. A. Savir, for an additional period to commence on
July 31, 2008 and to end on the earliest of December 31, 2009, at a date to be stipulated by the Bank or when the Bank commences liquidation proceedings. On
May 28, 2008, approval of the extension of the tenure was granted to the Bank by the Supervisor of Banks pursuant to Article 11A of the Banking Ordinance - 1941.
On July 13, 2008, the general meeting of the Bank approved the extension of the terms of employment of Dr. R. Cohen for the aforementioned additional period.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The activity of the Bank is conducted through a number of departments. The department heads report directly to the GM of the Bank:

-    A business department that deals with collecting credit provided to the customers of the Bank.

-    An accounting department responsible for, among other things, the financial reporting of the Bank.

-    An operations department that is responsible for manpower, organization, administration, operating banking services, information technologies of the computer services provided by outsourcing and conducting feasibility surveys for government ministries.

-    The legal counsel and legal department.

The number of full-time employees employed by the Bank as of the date of release of this report (February 25, 2009) was 38. As of December 31, 2008, the number of employees was 42, compared with 43 on December 31, 2007 and 156 employees on
December 31, 2002. The number of employees of the Bank as of December 31, 2008 is 27% of the number employed on December 31, 2002. The decline in the number of employees increases the dependency of the Bank on the remaining manpower.

REMUNERATION OF THE AUDITORS (IN NIS THOUSANDS)

                                         2008         2007
                                        ------       ------

For audit services (1)                     520          548
For audit related services (2)             442       (3)538
                                        ------       ------

Total auditors' fees                       962        1,086
                                        ======       ======

(1)  Includes the audit of the financial statements, review of interim financial statements and audit of tax reports.

(2)  Audit services of the financial statements that were included in the report to the SEC in the U.S.A.

(3)  These payments were paid to Somekh Chaikin which conducted the audit up to and including 2006.

                                     F - 36

SALARY AND BENEFITS OF SENIOR EXECUTIVES FOR THE YEAR ENDED DECEMBER 31, 2008
Reported amounts (in NIS thousands)

                                      SEVERANCE PAY,
                                     PROVIDENT FUND,                                              TOTAL
                                    PENSION, NATIONAL                                           SALARIES
                                        INSURANCE,                                             AND RELATED
                                    FURTHER EDUCATION                                         BENEFITS NOT
                                      ALLOWANCE AND                             OTHER           INCLUDING
NAME                      SALARY     VACATION PAY (1)          GRANT         REMUNERATION      PAYROLL TAX
----------------          ------ ---------------------- ------------------- --------------- ---------------

Cohen Raanan                 629                    262                  35              73             999
Galili Uri                   746                    265                  42              51           1,104
Savir Arieh                  636                    235                  35              35             941
Dekel Nathan                 633                    239                  34              28             934
Warzager Michael             622                    148              (2)123              24             917
Shmaya Rimon                 628                    231                  34              30             923

(1)  Including provisions for unutilized sick leave and vacation benefits.

(2)  Including an amount of NIS 90 thousand paid in January 2009.

B.   Remuneration in connection with the early retirement agreement approved in connection with the privatization of the Bank (included in early retirement expenses):

                          AMOUNT
                          ------

Cohen Raanan                 311
Galili Uri                   365
Savir Arieh                  310
Dekel Nathan*                377
Warzager Michael*            386
Shmaya Rimon*                223

*    The remuneration will be paid only in the event of dismissal or resignation treated as dismissal (resignation in the event of the liquidation of the
     Bank, privatization, or after January 1, 2010).

                                     F - 37

MEMBERS OF MANAGEMENT OF THE BANK

FOLLOWING ARE THE MEMBERS OF MANAGEMENT AND THEIR DUTIES:

GALILI URI                 General Manager

SAVIR ARIEH                Deputy General Manager, Credit Supervisor

DEKEL NATHAN               Operations Manager

SHMAYA RIMON               Comptroller

--------------------------------------------------------------------

WARZAGER MICHAEL           Legal Counsel

DAVID YITZHAK              Internal Auditor

ATLAS NATAN                General Secretary

KESSELMAN & KESSELMAN      Auditors

                                     F - 38

THE BOARD OF DIRECTORS OF THE BANK

Below is a list of members of the Board of Directors, their main occupations and positions in other companies:

Dr. Cohen Raanan     Education - University.
Ramat Gan            Chairman of the Board of Directors of the Bank.
                     Director: Trans Clal Trade Ltd., Zerah Oil and Gas
                     Exploration Ltd., New Koppel
                     Insurance Company Ltd., Gaon Holdings Ltd.,
                     Neto Melinda Trade Ltd.

OLSHANSKY AVI        Education - University. Economic and financial consultant,
TEL-AVIV             project promotion and development.
                     Director of A. Olshenski Consultancy Ltd., Zora Active
                     Systems Ltd.
                     Director of the following companies:  Camel Grinding Wheels
                     Sarid Ltd., Plasgad
                     Plastic Products Agsh Ltd., Kibbutz Zora, member of the
                     investment committee of the provident, pension and
                     participating funds of the "Harel" Insurance Company

AIZNER YACOB         Education - University. Real estate development.
JERUSALEM            Director of Sadot Binyamina Ltd., Yacob Eisner Ltd.
                     Chairman of the audit committee of the teachers education
                     funds

BEINISCH YEHESKEL    Attorney.
JERUSALEM

GAVISH MOSHE         Attorney
TEL-AVIV             Director of the following companies: Afikim Hashkaot G.G.
                     (2000) Ltd.,
                     Innoventions, Allium Ltd., Medipower Ltd., Darchei
                     Energy Ltd. Chairman of the Israel Broadcasting Authority

GREEN EHUD           Attorney
JERUSALEM            External director

HILDESHEIMER AARON   Education - Academic
RAMAT GAN            External director
                     CEO - Admon Trusts and Investments Ltd.
                     External Director - Pardes Industries Ltd.

ARMONN RICHARD       Education - University.
TEL-AVIV             Chairman of the Israel-Romania Chamber of Commerce and
                     Industry.
                     Director: Elhana Ltd. and various companies associated
                     with Romania.

During 2008, there were 12 plenary sessions of the board of directors and 24 meetings of its committees. The committees are the Audit committee, the Credit committee, the Administration committee, and the Balance Sheet committee.

The Board of Directors wishes to thank the Bank's management and employees for achieving targets and for their contribution to the Bank's accomplishments which facilitated the course of privatization of the Bank.

DR. RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                            General Manager

Tel-Aviv, February 25, 2009

                                     F - 39

MANAGEMENT REVIEW OF THE FINANCIAL POSITION OF THE BANK AND THE RESULTS OF ITS
OPERATIONS

The following tables present multi-period information pertaining to the development of the financial position of the Bank and the results of its operations:

Table of contents

Exhibit A   BALANCE SHEETS - MULTI-PERIOD DATA AS AT THE END OF THE YEARS 2004 - 2008

Exhibit B   STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2004 - 2008

Exhibit C   RATES OF INCOME AND EXPENSES

Exhibit D   ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES

Exhibit E   OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTOR

Exhibit F   CONDENSED QUARTERLY BALANCE SHEETS FOR 2007 AND 2008

Exhibit G   CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2007 AND 2008

                                     F - 40

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT A

BALANCE SHEETS - MULTI-PERIOD DATA AS AT THE END OF THE YEARS 2004 - 2008

                                                                 AS OF DECEMBER 31
                                    ---------------------------------------------------------------------------
                                      2008            2007              2006             2005             2004
                                    -------          -------          -------          -------          -------
                                                                 REPORTED AMOUNTS
                                    ---------------------------------------------------------------------------
                                  NIS MILLIONS     NIS MILLIONS    NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                    -------          -------          -------          -------          -------

ASSETS
Cash and deposits
 with banks                           575.3             33.8             66.4             72.9            117.9
Securities                             37.9             46.3             50.4             63.2             60.0
Credit to the public                5,107.1          5,521.1          6,519.1          7,680.7          7,993.4
Credit to governments                   2.8             24.7             41.5             59.0             72.7
Fixed assets                            0.5              0.8              1.1              1.2              1.9
Other assets                            3.3              7.2             12.1             15.6             26.0
Perpetual deposits
 with the Israeli Treasury             29.9            848.8            825.8            828.2            806.5
                                    -------          -------          -------          -------          -------

Total assets                        5,756.8          6,482.7          7,516.4          8,720.8          9,078.4
                                    =======          =======          =======          =======          =======

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits of the public                 26.7             54.6             66.9            178.2            405.3
Deposits of banks                         -            481.2            768.3          1,048.8          1,428.0
Deposits of the
 Government                         5,022.6          5,319.2          6,087.4          6,883.0          6,654.6
Capital notes                             -             20.2             24.9             26.9             25.3
Perpetual deposit                       0.1              0.1              0.1              0.1              0.1
Other liabilities                      63.9             50.7             58.2             56.4             56.8
Non-participating
 shares                               335.8            276.0            303.2            330.3            309.1
Participating shares *                203.6            170.6            187.4                -                -

Total liabilities                   5,652.7          6,372.6          7,496.4          8,523.7          8,879.2
                                    -------          -------          -------          -------          -------

Shareholders' equity *                104.1            110.1             20.0            197.1            199.2
                                    -------          -------          -------          -------          -------

Total liabilities and
 shareholders' equity               5,756.8          6,482.7          7,516.4          8,720.8          9,078.4
                                    =======          =======          =======          =======          =======

*    For information regarding the classification of participating preference shares, see Note 1D.

                                     F - 41

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT B

STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 2004 - 2008

                                                                    YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------------
                                            2008              2007              2006             2005             2004
                                          -------           -------           -------           -------         -------
                                                                          REPORTED AMOUNTS
                                          -----------------------------------------------------------------------------
                                        NIS MILLIONS     NIS MILLIONS       NIS MILLIONS      NIS MILLIONS   NIS MILLIONS
                                          -------           -------           -------           -------         -------

Profit from financing
 operations before allowance
 for doubtful debts                          84.0              29.3              18.2              61.6            66.2
Allowance for doubtful debts                (16.9)            (13.8)             21.7              44.2            70.2
                                          -------           -------           -------           -------         -------
Profit (loss) from financing
 operations after allowance
 for doubtful debts                         100.9              43.1              (3.5)             17.4            (4.0)
                                          -------           -------           -------           -------         -------

OPERATING AND OTHER INCOME -
Operating commissions                         0.6               1.1               1.3               2.2             4.1
Gains from investments in shares              1.0               8.7              16.4              11.3            41.5
Other income                                  1.4               1.7               3.8               4.7             4.6
                                          -------           -------           -------           -------         -------
Total operating and other income              3.0              11.5              21.5              18.2            50.2
                                          -------           -------           -------           -------         -------

OPERATING AND OTHER EXPENSES -
Salaries and related expenses                19.9              18.5              17.6              18.2            19.7
Expenses (income) in respect of
 employee retirement                          9.0                 -               0.5               5.5            (0.8)
Maintenance and depreciation
 of buildings and equipment                   2.9               2.9               2.7               3.8             5.7
Other expenses                                9.6               9.4              14.3              16.5            20.4
                                          -------           -------           -------           -------         -------
Total operating and other
expenses                                     41.4              30.8              35.1              44.0            45.0
                                          -------           -------           -------           -------         -------

Operating profit (loss)
 before taxes on income                      62.5              23.8             (17.1)             (8.4)            1.2
Provision for taxes on ordinary
   income                                     9.5               1.6                 -                 -               -
                                          -------           -------           -------           -------         -------
Ordinary income (loss) after
 taxes on income                             53.0              22.2             (17.1)             (8.4)            1.2
OTHER ITEMS
Capital gain, net                               -                 -                 -                 -             0.2
                                          -------           -------           -------           -------         -------
Total other items                               -                 -                 -                 -             0.2
                                          -------           -------           -------           -------         -------
NET EARNINGS (LOSS) FOR THE YEAR             53.0              22.2             (17.1)             (8.4)            1.4
                                          =======           =======           =======           =======         =======
NET EARNINGS (LOSS) PER SHARE
  IN NIS, ORDINARY "A" SHARES             3,509.9           1,470.2          (1,132.4)           (556.3)           92.7
                                          -------           -------           -------           -------         -------

                                     F - 42

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                                                                       EXHIBIT C
RATES OF INCOME AND EXPENSES (1)
Reported amounts
                                                                              2008                                                       2007
                                                   -----------------------------------------------------         ----------------------------------------------------
                                                                               RATE OF INCOME RATE OF INCOME                               RATE OF INCOME RATE OF INCOME
                                                                   FINANCING      (EXPENSES)   (EXPENSES)                       FINANCING     (EXPENSES)    (EXPENSES)
                                                   AVERAGE          INCOME      NOT INCLUDING  INCLUDING          AVERAGE        INCOME     NOT INCLUDING   INCLUDING
                                                  BALANCE (2)     (EXPENSES)     DERIVATIVES   DERIVATIVES       BALANCE (2)   (EXPENSES)    DERIVATIVES   DERIVATIVES
                                                   ------------------------       --------      --------         ------------------------       --------     --------
                                                           NIS MILLIONS              %             %                   NIS millions                 %            %
                                                   ------------------------       --------      --------         ------------------------       --------     --------

ISRAELI CURRENCY - UNLINKED
Assets                                                110.2             9.3           8.44                          183.8            11.3           6.15
Effect of ALM derivatives (3)                          19.4             0.9                                          64.7             2.6
                                                   --------        --------                                      --------        --------
Total assets                                          129.6            10.2                         7.87            248.5            13.9                        5.59
Liabilities                                           392.9           (16.3)         (4.15)                         632.1           (24.6)         (3.89)
                                                                                  --------      --------                                        --------     --------
Effect of ALM derivatives (3)                          31.2            (1.2)                                            -               -
                                                   --------        --------                                      --------        --------
Total liabilities                                     424.1           (17.5)                       (4.13)           632.1           (24.6)                      (3.89)
Interest margin                                                                       4.29          3.74                                            2.26         1.70
                                                                                  --------      --------                                        --------     --------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                298.4             30.5         10.22                          454.8            35.1           7.72
Effect of ALM derivatives (3)                          31.6             1.7                                             -               -
                                                   --------        --------                                       -------        --------
Total assets                                          330.0            32.2                         9.76            458.8            35.1                        7.72
                                                                                  --------      --------                                        --------     --------
Liabilities                                           265.7           (18.7)         (7.04)                         308.4           (16.3)         (5.29)
Effect of ALM derivatives (3)                           7.7            (0.6)                                         40.0            (2.6)
                                                   --------        --------                                      --------        --------
Total liabilities                                     273.4           (19.3)                       (7.06)           348.4           (18.9)                      (5.42)
                                                                                  --------      --------                                        --------     --------
Interest margin                                                                       3.18          2.70                                            2.43         2.30
                                                                                  --------      --------                                        --------     --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              4,652.4           262.5           5.64          5.64          5,601.7          (126.3)         (2.25)       (2.25)
Liabilities                                         4,625.2          (254.5)         (5.50)                       5,556.1           129.4           2.33
Effect of ALM derivatives (3)                          12.1            (2.2)                                         24.7             0.3
                                                   --------        --------                                      --------        --------
Total liabilities                                   4,637.3          (256.7)                       (5.54)         5,580.8           129.7                        2.32
                                                                                  --------      --------                                        --------     --------
Interest margin                                                                       0.14          0.10                                            0.08         0.07
                                                                                  --------      --------                                        --------     --------

TOTAL
Monetary assets generating income                   5,061.0           302.3           5.97                        6,240.3           (79.9)         (1.28)
Effect of ALM derivatives (3)                          51.0             2.6                                          64.7             2.6
                                                   --------        --------                                      --------        --------

Total monetary assets                               5,112.0           304.9                         5.96          6,305.0           (77.3)                      (1.23)
Monetary liabilities generating financing
expenses                                            5,283.8          (289.5)         (5.48)                       6,496.6            88.5           1.36
Effect of ALM derivatives (3)                          51.0            (4.0)                                         64.7            (2.3)
                                                   --------        --------                                      --------        --------
Total liabilities                                   5,334.8          (293.5)                       (5.50)         6,561.3            86.2                        1.31
                                                                                  --------      --------                                        --------     --------
Interest margin                                                                       0.49          0.46                                            0.08         0.08
                                                                                  --------      --------                                        --------     --------

See page 45 for footnotes relating to rates of income and expenses

                                     F - 43

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                                                              EXHIBIT C (CONT'D)
RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                    2008                                                         2007
                                                           -----------------------------------------------------         ----------------------------------------------------
                                                                                       RATE OF INCOME RATE OF INCOME                                RATE OF INCOME RATE OF INCOME
                                                                           FINANCING      (EXPENSES)   (EXPENSES)                       FINANCING      (EXPENSES)   (EXPENSES)
                                                           AVERAGE          INCOME      NOT INCLUDING  INCLUDING         AVERAGE          INCOME     NOT INCLUDING   INCLUDING
                                                          BALANCE (2)     (EXPENSES)     DERIVATIVES   DERIVATIVES      BALANCE (2)     (EXPENSES)    DERIVATIVES   DERIVATIVES
                                                           --------        --------       --------      --------         --------        --------       --------     --------
                                                                   NIS MILLIONS              %             %                   NIS MILLIONS                 %            %
                                                           ------------------------       ----------------------         ------------------------       --------     --------

Financing commissions and other financing income                               82.2                                                          30.0
Other financing expenses                                                       (9.6)                                                         (9.6)
                                                                           --------                                                      --------
Profit from financing operations before allowance
for doubtful debts                                                             84.0                                                          29.3

Allowance for doubtful debts (including general
 and supplementary  allowances)                                                16.9                                                          13.8
                                                                           --------                                                      --------

Profit (loss) from financing operations after
 allowance for doubtful debts                                                 100.9                                                          43.1
Other monetary assets                                         894.9                                                         865.1
General and supplementary allowances for
 doubtful debts                                               (43.7)                                                        (49.0)

Non-monetary assets                                            42.0                                                          48.7
                                                           --------                                                      --------
Total assets                                                5,954.2                                                       7,105.1
                                                           ========                                                      ========

Other monetary liabilities                                     86.6                                                          85.8
Non-monetary liabilities                                        0.4                                                           1.1
Capital resources                                             583.4                                                         521.6
                                                           --------                                                      --------

Total liabilities and capital resources                     5,954.2                                                       7,105.1
                                                           ========                                                      ========

See page 45 for footnotes relating to rates of income and expenses

                                     F - 44

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                                                              EXHIBIT C (CONT'D)
RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                       2008                                                   2007
                                                  ------------------------------------------------      ------------------------------------------------
                                                                                           RATE OF                                 RATE OF      RATE OF
                                                                           RATE OF INCOME   INCOME                                  INCOME      INCOME
                                                                 FINANCING   (EXPENSES)   (EXPENSES)                  FINANCING   (EXPENSES)   (EXPENSES)
                                                  AVERAGE         INCOME   NOT INCLUDING  INCLUDING      AVERAGE        INCOME   NOT INCLUDING  INCLUDING
                                                BALANCE (2)     (EXPENSES)  DERIVATIVES  DERIVATIVES   BALANCE (2)    (EXPENSES)  DERIVATIVES  DERIVATIVES
                                                  -------        -------      -------      -------      -------        -------      -------      -------
                                                        $ MILLIONS               %            %               $ MILLIONS               %            %
                                                  ----------------------      -------      -------      ----------------------      -------      -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                            1,302.7           90.5         6.95         6.95      1,360.3           92.3         6.79         6.79
Liabilities                                       1,295.0          (89.6)       (6.92)                  1,349.3          (90.8)       (6.73)
Effect of ALM derivatives (3)                         3.4            0.2                                    5.9           (0.1)
                                                  -------        -------                                -------        -------
Total liabilities                                 1,298.4          (89.4)                    (6.89)     1,355.2          (90.9)                    (6.70)
                                                                              -------      -------                                  -------      -------
Interest margin                                                                  0.03         0.06                                     0.06         0.09
                                                                              -------      -------                                  -------      -------

Full data of rates of income and expenses per segment, according to balance sheet classification, are available on request.

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which income (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

                                     F - 45

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                                                                       EXHIBIT D
ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2008
Reported amounts

                                                                                                                           DECEMBER 31, 2008                                                      DECEMBER 31, 2007
                                    ---------------------------------------------------------------------------------------------------------------------------------------------------------     ------------------
                                       ON         FROM          FROM          FROM          FROM                         FROM                   WITHOUT
                                     DEMAND      ONE TO       THREE TO       ONE TO       THREE TO        FROM          TEN TO       OVER        FIXED                   INTERNAL               INTERNAL
                                   AND UP TO     THREE         TWELVE         THREE         FIVE         FIVE TO        TWENTY      TWENTY      MATURITY                 RATE OF      AVERAGE    RATE OF    AVERAGE
                                   ONE MONTH     MONTHS        MONTHS         YEARS         YEARS       TEN YEARS       YEARS        YEARS       DATE *        TOTAL      RETURN      DURATION    RETURN    DURATION
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------     -------     -------     -------    -------
                                                                                         NIS MILLIONS                                                                      %           YEARS         %        YEARS
                                    ---------------------------------------------------------------------------------------------------------------------------------     -------     -------     -------    -------

ISRAELI CURRENCY - UNLINKED
Total assets                          632.7            -            -              -             -             -             -             -         2.4        635.1        2.02        0.08        5.67       0.08
Total liabilities                      17.5            -            -              -             -             -             -             -        24.7         42.2        0.80        0.08        4.19       0.09
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------     -------     -------     -------    -------
Difference                            615.2            -            -              -             -             -             -             -       (22.3)       598.9        1.22           -        1.48      (0.01)
Effect of futures
transactions                          (75.5)       (20.4)           -              -             -             -             -             -           -         95.9
Exposure to interest rate
fluctuations                         (539.7)       (20.4)           -              -             -             -             -             -       (22.3)       497.0
Cumulative segment exposure          (539.7)       519.3        519.3          519.3         519.3         519.3         519.3         519.3       497.0        497.0
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------

ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                            4.4          9.9         41.3           70.2          44.7          48.9          20.4             -           -        239.8        5.71        3.97        5.78       4.13
Total liabilities                       0.3         12.8         47.5          124.5          84.4           1.7           1.1             -           -        272.3        2.46        2.46        2.62       2.97
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------     -------     -------     -------    -------
Difference                              4.1         (2.9)        (6.2)         (54.3)        (39.7)         47.2          19.3             -           -        (32.5)       3.25        1.51        3.16       1.16
Effect of futures
transactions                           15.4         20.4            -              -             -             -             -             -           -         35.8
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------
Exposure to interest rate
fluctuations                           19.5         17.5         (6.2)         (54.3)        (39.7)         47.2          19.3             -           -          3.3
Cumulative segment exposure            19.5         37.0         30.8          (23.5)        (63.2)        (16.0)          3.3           3.3           -          3.3
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                           35.7        136.2        389.3          933.2         801.1       1,564.8         953.1             -        29.9      4,843.3        6.93        5.99        6.90       6.28
Total liabilities                       1.2        133.4        389.6          934.5         803.0       1,575.2         961.1             -       540.2      5,338.2        6.88        6.05        6.88       6.34
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------     -------     -------     -------    -------
Difference                             34.5          2.8         (0.3)          (1.3)         (1.9)        (10.4)         (8.0)            -      (510.3)      (494.9)       0.05       (0.06)       0.02      (0.06)
Effect of futures
transactions                           60.1            -            -              -             -             -             -             -           -         60.1
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------
Exposure to interest rate
fluctuations                           94.6          2.8         (0.3)          (1.3)         (1.9)        (10.4)         (8.0)            -      (510.3)      (434.8)
Cumulative segment exposure            94.6         97.4         97.1           95.8          93.9          83.5          75.5          75.5      (434.8)      (434.8)
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                        672.8        146.1        430.6        1,003.4         845.8       1,613.7         973.5             -        70.0      5,755.9        6.41        5.25        6.81       6.01
Total liabilities                      19.0        146.2        437.1        1,059.0         887.4       1,576.9         962.2             -       564.9      5,652.7        6.65        5.79        6.44       5.64
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------     -------     -------     -------    -------
Exposure to interest rate
fluctuations                          653.8         (0.1)        (6.5)         (55.6)        (41.6)         36.8          11.3             -      (494.9)       103.2       (0.24)      (0.54)       0.37       0.37
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------
Cumulative exposure                   653.8        653.7        647.2          591.6         550.0         586.8         598.1         598.1       103.2        103.2
                                    -------      -------      -------        -------       -------       -------       -------       -------     -------      -------

General notes -

1.   The data classified according to maturity date, presented above, represent the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

2.   The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

3.   The table does not include the effect of early repayments.

*    The amounts stated in the "without fixed maturity date" column are the amounts as stated in the balance sheet.

**   Including shares in an amount of NIS 37.7 million, which are stated in the
     "without fixed maturity date" column.

                                     F - 46

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                                                                       EXHIBIT E
OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS
Reported amounts

                                                                              DECEMBER 31, 2008                                                           DECEMBER 31, 2007
                                                     -------------------------------------------------------------------       ------------------------------------------------------------------
                                                                                               ANNUAL                                                                 ANNUAL
                                                     BALANCE                  TOTAL RISK     EXPENSE FOR                   BALANCE                   TOTAL RISK     EXPENSE FOR
                                                      SHEET     OFF-BALANCE       OF        THE SPECIFIC    BALANCE OF      SHEET      OFF-BALANCE       OF        THE SPECIFIC    BALANCE OF
                                                     CREDIT    SHEET CREDIT    CREDIT TO   ALLOWANCE FOR    PROBLEMATIC    CREDIT     SHEET CREDIT    CREDIT TO   ALLOWANCE FOR    PROBLEMATIC
                                                     RISK (1)    RISK (2)       PUBLIC     DOUBTFUL DEBTS    DEBTS (3)     RISK (1)     RISK (2)       PUBLIC     DOUBTFUL DEBTS    DEBTS (3)
                                                     -------     -------       -------         -------       -------       -------      -------       -------         -------      -------
                                                                              NIS MILLIONS                                                          NIS millions
                                                     ---------------------------------------------------------------       ---------------------------------------------------------------

Agriculture                                              2.5         0.1           2.6               -           2.1           5.2          0.6           5.8            (0.2)         1.0
Industry                                               175.5        10.7         186.2            (7.5)        138.7         264.6         12.1         276.7            (7.2)       179.6
Construction and real estate                            37.4        40.8          78.2            (4.0)         64.0          56.4         65.3         121.7             0.6        102.4
Electricity                                          4,819.0         5.2       4,824.2               -          39.7       5,083.5          3.2       5,086.7               -         38.0
Commerce                                                 3.8         2.4           6.2             0.6           6.2          14.3          5.6          19.9            (0.6)        16.8
Restaurants, hotels, and food                            4.3         2.2           6.5            (2.6)          6.4           8.9          2.1          11.0               -          7.5
Transport and storage                                   13.2           -          13.2            (0.1)            -          19.2            -          19.2               -            -
Communications and computer services                     2.9         0.4           3.3               -           1.9           3.8          0.4           4.2             0.7          2.0
Financial services                                      28.0        64.4          92.4               -           1.4          32.6         70.8         103.4            (1.2)         2.7
Other business services                                 22.6         1.5          24.1            (0.1)          5.1          32.1          3.4          35.5             0.8          8.9
Public and community services                           36.5         0.1          36.6             0.2          23.0          42.6          0.1          42.7            (0.4)        30.9
Private households                                       3.4           -           3.4               -           0.3           3.6            -           3.6               -          0.3
                                                     -------     -------       -------         -------       -------       -------      -------       -------         -------      -------
Total                                                5,149.1       127.8       5,276.9           (13.5)        288.8       5,566.8        163.6       5,730.4            (7.3)       390.1
                                                     =======     =======       =======         =======       =======       =======      =======       =======         =======      =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                   92.1         2.2          94.3           (11.8)         49.6         173.8          1.4         175.2            (6.3)        78.0
Local authorities and entities controlled by
them                                                     2.2           -           2.2               -             -           4.0            -           4.0               -            -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                     F - 47

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                                                                       EXHIBIT F
CONDENSED QUARTERLY BALANCE SHEETS FOR 2007 AND 2008
Reported amounts

YEAR                                                                           2008                                                           2007
                                                     -------------------------------------------------------         -------------------------------------------------------
QUARTER                                                 4               3               2               1               4               3               2               1
                                                     -------         -------         -------         -------         -------         -------         -------         -------
                                                                             NIS MILLIONS                                                    NIS millions
                                                     -------------------------------------------------------         -------------------------------------------------------

ASSETS
Cash and deposits with banks                           575.3            27.8            33.1            35.1            33.8            32.6            42.9            42.7
Securities                                              37.9            38.0            40.3            40.3            46.3            45.9            48.5            48.5
Credit to the public                                 5,107.1         4,690.2         4,670.5         5,000.8         5,521.1         5,857.4         6,273.1         6,314.1
Credit to governments                                    2.8            21.4            21.1            23.4            24.7            31.5            33.6            40.2
Fixed assets                                             0.5             0.6             0.6             0.7             0.8             0.8             0.9             1.0
Other assets                                             3.3             7.2             6.9             6.2             7.2             6.2             7.0            11.4
Perpetual deposits with the Israeli Treasury            29.9           891.3           873.0           852.2           848.8           848.8           828.0           822.2
                                                     -------         -------         -------         -------         -------         -------         -------         -------
Total assets                                         5,756.8         5,676.5         5,645.5         5,958.7         6,482.7         6,823.2         7,234.0         7,280.1
                                                     =======         =======         =======         =======         =======         =======         =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                                  26.7            27.7            39.5            52.3            54.6            57.6            62.2            65.8
Deposits of banks                                          -           352.5           372.1           390.0           481.2           541.6           584.0           703.4
Deposits of the Government                           5,022.6         4,613.0         4,566.0         4,876.9         5,319.2         5,602.1         5,986.4         5,919.6
Perpetual deposit                                        0.1             0.1             0.1             0.1             0.1             0.1             0.1             0.1
Capital notes                                              -            18.3            17.6            19.0            20.2            23.2            25.1            24.1
Other liabilities                                       63.9            60.7            62.8            62.4            50.7            52.9            54.4            57.4
Non-participating shares                               335.8           245.5           240.5           255.0           276.0           288.0           304.9           298.1
Participating shares*                                  203.6           151.7           148.7           157.6           170.6           178.0           188.4           184.3
                                                     -------         -------         -------         -------         -------         -------         -------         -------
Total liabilities                                    5,652.7         5,469.5         5,447.3         5,813.3         6,372.6         6,743.5         7,205.5         7,252.8
                                                     =======         =======         =======         =======         =======         =======         =======         =======

Shareholders' equity                                   104.4           207.0           198.2           145.4           110.1            79.7            28.5            27.3
                                                     -------         -------         -------         -------         -------         -------         -------         -------

Total liabilities and shareholders' equity           5,756.8         5,676.5         5,645.5         5,958.7         6,482.7         6,823.2         7,234.0         7,280.1
                                                     =======         =======         =======         =======         =======         =======         =======         =======

                                     F - 48

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT G
CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2007 AND 2008
Reported amounts

YEAR                                                                       2008                                                           2007
                                                 -------------------------------------------------------         ------------------------------------------------------
QUARTER                                             4               3               2               1               4               3               2               1
                                                 -------         -------         -------         -------         -------         -------         -------        -------
                                                                      NIS MILLIONS                                                    NIS MILLIONS
                                                 -------------------------------------------------------         ------------------------------------------------------

Profit from financing operations before
 allowance for doubtful debts                       54.9             6.4            11.4            11.3             5.4             8.2            10.6          * 5.1
Allowance for doubtful debts                        (0.3)           (0.8)           (4.7)          (11.1)           (9.3)           (3.1)            1.2         * (2.6)
                                                 -------         -------         -------         -------         -------         -------         -------        -------
Profit from financing operations after
 allowance for doubtful debts                       55.2             7.2            16.1            22.4            14.7            11.3             9.4            7.7
                                                 -------         -------         -------         -------         -------         -------         -------        -------
OPERATING AND OTHER INCOME
Operating commissions                                0.2             0.1             0.2             0.1             0.5             0.1             0.3            0.2
Gains (losses) from investments in shares            1.5            (0.2)            0.4            (0.7)            2.6             0.4             1.5            4.2
Other income                                         0.5             0.1             0.3             0.5               -               -             0.8            0.9
                                                 -------         -------         -------         -------         -------         -------         -------        -------
Total operating and other income                     2.2               -             0.9            (0.1)            3.1             0.5             2.6            5.3
                                                 -------         -------         -------         -------         -------         -------         -------        -------
OPERATING AND OTHER EXPENSES
Salaries and related expenses                        5.6             3.8             4.8             5.7             4.1             4.3             5.2            4.9
Expenses (income) in respect of employee            (2.0)              -               -            11.0               -               -               -              -
retirement
Maintenance and depreciation of buildings
and equipment                                        0.8             0.6             0.8             0.7             0.8             0.7             0.7            0.7
Other expenses                                       2.4             2.5             2.7             2.0             2.7             2.2             2.0            2.5
                                                 -------         -------         -------         -------         -------         -------         -------        -------
Total operating and other expenses                   6.8             6.9             8.3            19.4             7.6             7.2             7.9            8.1
                                                 -------         -------         -------         -------         -------         -------         -------        -------

Income from ordinary operations before
taxes on income                                     50.6             0.3             8.7             2.9            10.2             4.6             4.1            4.9
Provision for income taxes                           7.1            (0.2)            0.9             1.7             1.6               -               -              -
                                                 -------         -------         -------         -------         -------         -------         -------        -------
Net earnings (loss) for the period                  43.5             0.5             7.8             1.2             8.6             4.6             4.1            4.9
                                                 =======         =======         =======         =======         =======         =======         =======        =======

                                                                           NIS                                                             NIS
                                                 -------------------------------------------------------         ------------------------------------------------------
EARNINGS (LOSS) PER SHARE IN NIS
Ordinary "A' shares                              2,880.8            33.1           516.5            79.5           569.5           304.6           271.5          324.5

* RECLASSIFIED.

                                     F - 49

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year 2008 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
U. Galili - General Manager

February 25, 2009

                                     F - 50

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the year 2008 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
Rimon Shmaya - Comptroller

February 25, 2009

                                     F - 51

MANAGEMENT AND BOARD OF DIRECTORS' STATEMENT REGARDING THEIR RESPONSIBILITY FOR
THE ANNUAL REPORT
--------------------------------------------------------------------------------

The Management of the Bank has prepared the annual report and is responsible for its suitability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements also requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure suitable standards for the Bank's financial reporting,
Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their soundness is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision regarding the amount of resources to be invested in operating the control procedures must, by its nature, be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the
Companies Law, is responsible for the financial statements and their approval, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The General Manager is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and is subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal
Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, Kesselman & Kessleman, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulations
(Manner of Auditors' Performance) - 1973 and certain auditing standards promulgated by the Institute of Certified Public Accountants in the U.S., the
use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their audit was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the
Supervisor of Banks. Pursuant to Section 170 of the Companies Law, the auditors are responsible to the Bank and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the
Management Review (henceforth - the ancillary information) was given to the external auditors for their review, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their audit. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those that they considered necessary for the purpose of auditing the financial statements.

---------------------          ---------------                    --------------
DR. RAANAN COHEN               URI GALILI                         RIMON SHMAYA
Chairman of the Board          General Manager                    COMPTROLLER

DATE OF APPROVAL OF THE REPORT:  February 25, 2009

                                     F - 52

                                             KESSELMAN & KESSELMAN
                                             Certified Public Accountants (Isr.)
                                             Trade Tower, 25 Hamered Street
                                             Tel Aviv 68125 Israel
                                             P.O Box 452 Tel Aviv 61003
                                             Telephone +972-3-7954555
                                             Facsimile +972-3-7954556

AUDITORS' REPORT TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development
Bank of Israel Limited (the Bank), detailed hereunder: Balance sheets as of
December 31, 2008 and 2007 and the statements of income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31,
2008. These financial statements are the responsibility of the Bank's Board of
Directors and of its Management. Our responsibility is to express an opinion on these financial statements, based on our audits.

The financial statements of the Bank as of December 31, 2006 and for the year then ended were audited jointly by us and by Someh Chaikin, CPAs (Isr.) and our joint opinion dated March 26, 2007 was unqualified and drew attention to certain issues.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of
Auditors' Performance) - 1973, and standards the implementation of which in audits of banking corporations is determined in guidelines of the Supervisor of
Banks. Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the
Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2008 and 2007 and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2008, in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Furthermore, in our opinion, the financial statements were prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1C, the aforementioned financial statements are presented in new shekels in accordance with Accounting Standards of the Israel Accounting
Standards Board and the directives of the Supervisor of Banks.

                                     F - 53

Without qualifying our opinion, we would call attention to the following:

A.   Note 1A of the financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the decisions of the Bank's Board of
     Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets, the cancellation of the license of the Bank as from August
     1, 2008, and the blueprint for the sale of all of the shares of the Bank, all as detailed in the said note.

     Note 1 states, among other things, that: "at present, it is impossible to ascertain if and when the sale of the shares of the Bank pursuant to the
     Arrangement Plan will be implemented and what the ramifications on the Bank will be if the sale of the shares of the Bank is not implemented."

B.   Note 21 of the financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

Tel Aviv
February 25, 2009

                                     F - 54

BALANCE SHEETS AS OF DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                    2008            2007
                                                                   -------        -------
                                                          NOTE   NIS MILLIONS   NIS MILLIONS
                                                        -------    -------        -------

ASSETS

Cash and deposits with banks                              2          575.3           33.8

Securities                                                3           37.9           46.3

Credit to the public                                      4        5,107.1        5,521.1

Credit to the Government                                  5            2.8           24.7

Fixed assets                                              6            0.5            0.8

Other assets                                              7            3.3            7.2

Perpetual deposits with the Israeli Treasury              8           29.9          848.8
                                                                   -------        -------

Total assets                                                       5,756.8        6,482.7
                                                                   =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                    9           26.7           54.6

Deposits of banks                                        10              -          481.2

Deposits of the Government                                         5,022.6        5,319.2

Perpetual deposit                                        11            0.1            0.1

Capital notes                                            12              -           20.2

Other liabilities                                        13           63.9           50.7

Non-participating preference shares                      14          335.8          276.0

Participating preference shares                          15          203.6          170.6
                                                                   -------        -------

Total liabilities                                                  5,652.7        6,372.6

Shareholders' equity                                     16          104.1          110.1
                                                                   -------        -------

Total liabilities and shareholders' equity                         5,756.8        6,482.7
                                                                   =======        =======

---------------------           ---------------                  ---------------
Dr. Raanan Cohen -              Uri Galili -                     Rimon Shmaya -
Chairman of the Board           General Manager                  COMPTROLLER

Date of approval of the financial statements: February 25, 2009

The accompanying notes are an integral part of the financial statements.

                                     F - 55

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                       2008             2007             2006
                                                                     --------         --------         --------
                                                       NOTE        NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                                     --------        --------         --------         --------

Profit from financing operations
 before allowance for doubtful debts                    23               84.0             29.3             18.2
Allowance for doubtful debts                            4C              (16.9)           (13.8)            21.7
                                                                     --------         --------         --------
Profit (loss) from financing operations
 after allowance for doubtful debts                                     100.9             43.1             (3.5)
                                                                     --------         --------         --------
OPERATING AND OTHER INCOME
Operating commissions                                   24                0.6              1.1              1.3
Gains from investments in shares                        25                1.0              8.7             16.4
Other income                                            26                1.4              1.7              3.8
                                                                     --------         --------         --------
Total operating and other income                                          3.0             11.5             21.5
                                                                     --------         --------         --------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                           27               19.9             18.5             17.6
Expenses in respect of employee retirement              18                9.0                -              0.5
Maintenance and depreciation of buildings
 and equipment                                                            2.9              2.9              2.7
Other expenses                                          28                9.6              9.4             14.3
                                                                     --------         --------         --------
Total operating and other expenses                                       41.4             30.8             35.1
                                                                     --------         --------         --------
Income (loss) from ordinary operations before
   taxes on income                                                       62.5             23.8            (17.1)
Provision for taxes on income from ordinary
   operations                                           29                9.5              1.6                -
                                                                     --------         --------         --------

NET EARNINGS (LOSS) FOR THE YEAR                                         53.0             22.2            (17.1)
                                                                     ========         ========         ========

                                                                           NET EARNINGS (LOSS) PER SHARE
                                                                     ------------------------------------------
                                                                       2008             2007             2006
                                                                     --------         --------         --------
                                                                       NIS              NIS              NIS
                                                                     --------         --------         --------

"A" ordinary shares                                                   3,509.9          1,470.2         (1,132.4)
                                                                     ========         ========         ========

                                                                   WEIGHTED QUANTITY OF SHARES USED IN COMPUTING
                                                                                EARNINGS PER SHARE
                                                                     ------------------------------------------
                                                                       2008             2007             2006
                                                                     --------         --------         --------

"A" ordinary shares                                                    15,100           15,100           15,100
                                                                     ========         ========         ========

The accompanying notes are an integral part of the financial statements.

                                     F - 56

STATEMENT OF SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------

Reported amounts

                                                                                      ADJUSTMENTS
                                             SHARE      ACCUMULATED     ACCUMULATED      FROM
                                            CAPITAL    DIFFERENCE ON   DIFFERENCE ON  PRESENTATION
                                              AND         ANSLATION     TRANSLATION   OF AVAILABLE-
                                            PREMIUM      OF DOLLAR         OF CPI       FOR-SALE                        TOTAL
                                              ON          LINKED          LINKED       SECURITIES      ACCUMULATED   SHAREHOLDERS'
                                            SHARES       DEPOSIT(*)      DEPOSIT(*)   AT FAIR VALUE       LOSS         EQUITY
                                            -------       -------         -------         -------       -------         -------
                                                                               NIS MILLIONS
                                            -----------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 2005             1,199.4        (697.5)          203.0             6.1        (513.9)          197.1

CHANGES DURING 2006
Adjustments as ofr January 1, 2006
 caused by initial implementation of
 Accounting Standard no. 22                  (992.3)        697.5            90.7               -             -          (204.1)
                                            -------       -------         -------         -------       -------         -------
BALANCE AS OF JANUARY 1, 2006
 FOLLOWING THE IMPLEMENTATION OF
 STANDARD NO. 22                              207.1             -           293.7             6.1        (513.9)           (7.0)
Net loss                                          -             -               -               -         (17.1)          (17.1)
Adjustments from presentation of
available-for-sale securities at fair
value                                             -             -               -             2.6             -             2.6
Translation differences relating to
CPI-linked perpetual  deposit (*)                 -             -            41.5               -             -            41.5
                                            -------       -------         -------         -------       -------         -------

BALANCE AS OF DECEMBER 31, 2006               207.1             -           335.2             8.7        (531.0)           20.0
                                            -------       -------         -------         -------       -------         -------

CHANGES DURING 2007
Net earnings                                      -             -               -               -          22.2            22.2
Adjustments from presentation of
available-for-sale securities at fair
value                                             -             -               -             0.8             -             0.8
Translation differences relating to
CPI-linked perpetual  deposit (*)                 -             -            67.1               -             -            67.1
                                            -------       -------         -------         -------       -------         -------

BALANCE AS OF DECEMBER 31, 2007               207.1             -           402.3             9.5        (508.8)          110.1
                                            =======       =======         =======         =======       =======         =======

CHANGES DURING 2008
NET EARNINGS                                      -             -               -               -          53.0            53.0
ADJUSTMENTS FROM PRESENTATION OF
AVAILABLE-FOR-SALE SECURITIES AT FAIR
VALUE                                             -             -               -            (4.4)            -            (4.4)
TRANSLATION DIFFERENCES RELATING TO
CPI-LINKED PERPETUAL  DEPOSIT (*)                 -             -            43.4               -             -            43.4

ARRANGEMENT PLAN BETWEEN THE BANK AND
ITS SHAREHOLDERS
ARRANGEMENT REGARDING INTEREST ON THE
PERPETUAL DEPOSIT AGAINST DIVIDENDS IN
ARREARS ON THE PREFERENCE SHARES (*)              -             -           (98.0)              -             -           (98.0)
REFUND OF THE PERPETUAL DEPOSIT WHICH
IS REALLY THE PAYMENT OF THE STATE IN
RESPECT OF THE B1 SHARES (*)                  347.7             -          (347.7)              -             -               -
                                            -------       -------         -------         -------       -------         -------

BALANCE AS OF DECEMBER 31, 2008               554.8             -               -             5.1        (455.8)          104.1
                                            =======       =======         =======         =======       =======         =======

*    See Note 1D to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                     F - 57

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                               2008            2007            2006
                                                             -------         -------         -------
                                                           NIS MILLIONS   NIS MILLIONS     NIS MILLIONS
                                                             -------         -------         -------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                                53.0            22.2           (17.1)
Adjustments to reconcile net earnings/loss to net
 cash flows generated by operating activities:
Depreciation on equipment                                        0.4             0.4             0.4
Allowance for doubtful debts                                    (8.4)          (13.0)           22.9
Loss (gain) on sale of available-for-sale securities             2.4            (3.3)          (10.3)
Reserve for severance pay and pensions, net                      6.5            (4.9)           (0.6)
Erosion of capital notes and perpetual deposit                  (0.3)           (3.0)           (1.8)
                                                             -------         -------         -------
Net cash provided by (used in) operating activities             53.6            (1.6)           (6.5)
                                                             -------         -------         -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                         2.6             9.2             6.5
Available-for-sale securities, net                               1.6             8.2            25.7
Credit to the public, net                                      421.1         1,010.5         1,139.6
Credit to governments, net                                      21.9            16.8            17.5
Other assets, net                                                3.9             4.9             3.5
Perpetual deposit with the Israeli treasury                    857.2               -               -
Acquisition of fixed assets                                     (0.1)           (0.1)           (0.3)
                                                             -------         -------         -------
Net cash provided by activities
 related to assets                                           1,308.2         1,049.5         1,192.5
                                                             -------         -------         -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                    (19.9)           (1.7)           (0.2)
Deposits of the public, net                                    (27.9)          (12.3)         (111.3)
Deposits of banks, net                                        (481.2)         (287.1)         (280.5)
Deposits of the Government, net                               (296.6)         (768.2)         (795.6)
Other liabilities, net                                           7.9            (2.0)            1.6
                                                             -------         -------         -------
Net cash used in activities
 relating to liabilities and shareholders' equity             (817.7)        (1,071.3)       (1,186.0)
                                                             -------         -------         -------

INCREASE (DECREASE) IN CASH                                    544.1           (23.4)              -

BALANCE OF CASH AS AT BEGINNING OF YEAR                         30.0            53.4            53.4
                                                             -------         -------         -------

BALANCE OF CASH AS AT END OF YEAR                              574.1            30.0            53.4
                                                             =======         =======         =======

                                     F - 58

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

     A.   THE RUN-OFF PLAN, THE COMPROMISE AND ARRANGEMENT PLAN BETWEEN THE BANK
          AND ITS SHAREHOLDERS, THE REPAYMENT OF THE PERPETUAL DEPOSITS AND
          REPAYMENT OF THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL

     Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank, on August 22, 2002, requested a special line of credit from the Governor of the Bank of Israel.

     GOVERNMENT RESOLUTION REGARDING THE PRIVATIZATION OF THE BANK

     On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank, as part of a petition to approve the arrangement pursuant to Article 350 of the
     Companies Law. The full wording of the resolution was publicized by the
     Bank in its Immediate Report on April 30, 2008. The privatization resolution stipulates, among other things, the following:

     o    The shares of the State in the Bank shall be sold, as one block, by way of a private sale, to an investor or group of investors from
          Israel and/or abroad (the "Purchaser"), as part of the blueprint for the sale, including the transfer of all of the shares of the Bank, including those held by the public, to the Purchaser (the "Sale").

     o    Until the completion of the sale, the Bank shall continue collecting its credit portfolio.

     o    The Accountant General of the Ministry of Finance was authorized to carry out a number of steps in connection with the privatization of the Bank.

     o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

     The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the bank that was assessed by the Finance Ministry and the Government Companies Authority.

     THE COMPROMISE AND ARRANGEMENT PLAN PURSUANT TO ARTICLE 350 OF THE
     COMPANIES LAW - 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS

     Further to the Government resolution regarding the privatization of the
     Bank and in accordance with the resolution of the Board of Directors of the
     Bank at its meeting of May 26, 2008, the Bank filed a petition with the Tel
     Aviv - Jaffa District Court on July 6, 2008 to approve the compromise and arrangement plan pursuant to Article 350 of the Companies Law between the
     Bank and its shareholders.

     Prior to passing the resolution regarding the filing of the petition to have the Arrangement Plan approved, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the Minimum Price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, as well as a document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the
     Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders, which according to the Arrangement Plan constitutes an alternative to the sale of the shares of the Bank in the event that such sale is not realized.

                                     F - 59

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     The resolution of the Board of Directors regarding the submission of the
     Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor
     A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the Arrangement Plan, may be more beneficial to the public shareholders than the alternative of liquidating the Bank.

     The Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008 (except for minor changes, this description is in line with the plan that was included in the petition that was filed by the Bank on
     July 6, 2008). A brief description follows:

     The Arrangement Plan includes three parts (two of which are alternatives)
     which the shareholders and the court were asked to approve as one unit.

     1.   The first part will be implemented immediately upon the approval of the Arrangement Plan (by the class meetings of the of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflects the proceeds of the issuance of the D and
          DD shares held by the public (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

     2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sales process to be implemented by the Government
          Companies Authority.

          The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of Israel.

          If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "Minimum Price"), the consummation of the sale shall be subject to the approval of the meeting of the
          C-class shareholders (C, CC and CC1) by a majority of 75% of the value represented by the vote. The State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the Minimum Price.

          The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by
          Professor A. Barnea as part of the document he prepared, as above, which is attached to the Arrangement Plan. The State shall refund to the Bank part of the perpetual deposits it still has, in accordance to the description of part 1 above.

                                     F - 60

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

          The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the Bank, or the State. In addition, the Bank will waive any claim, demand, or suit toward the State in connection with the perpetual deposit, the payment of interest in respect thereof, and its refunding to the Bank. The Bank will assign its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the
          State deposit which served as a source of such loan. The rights will be assigned to the party to which the Bank is instructed by the
          Accountant General. The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

     3.   The third part (the dividend arrangement) is an alternative to the second part (the sale arrangement) and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the
          Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December
          31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

          Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to accumulate a preferred dividend in respect of their shares, including in relation to the aforementioned period).

          Subject to the carrying out of the dividend arrangement, the Bank will waive any claim, demand, or suit toward the State in connection with the payment of interest in respect of part of the perpetual deposit which reflects the considerations of the issuance of the Group C shares, and the Group D shares that are owned by the State (without it detracting from any claim, demand, or suit of the Bank in connection with the payment of the interest on the balance of the perpetual deposit) and in respect of the refund of the perpetual deposit by the
          State.

     Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, therefore concurrent with the submission of a request to the court to approve the Arrangement Plan, on
     July 6, 2008, the Bank submitted to the court a request to reduce its capital. The request was approved by the court on November 20, 2008.

     An arrangement pursuant to Article 350 of the companies Law - 1999 is subject to the approval of the meetings of the different classes of shareholders of the Bank as well as the approval of the court.

     On October 30, 2008 and November 6, 2008, the Arrangement Plan was approved by the meetings of the classes of shareholders of the Bank and on November
     24, 2008, the plan was approved by the Court.

                                     F - 61

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     Further to the approval of the Arrangement Plan and pursuant to the stipulations therein, the Government repaid to the Bank the perpetual deposits it had deposited with the Treasury (except the part thereof that reflects the consideration of the issuance of D and DD shares held by the public), the Bank repaid the balance of the credit line placed at its disposal by the Bank of Israel, the originating motion filed against the
     Bank in the matter of the renewal of the distribution of a dividend was rejected, as was the appeal of the Bank against the court decision that rejected the Bank's originating motion in the matter of the accrual of interest on the perpetual deposits of the Bank with the Treasury.

     At present, it is not possible to ascertain if and when the sale of the
     Bank's shares pursuant to the Arrangement Plan will be implemented and what the consequences will be to the Bank should the sale of the shares of the
     Bank not come to fruition.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL, REPAYMENT OF THE
     PERPETUAL DEPOSITS AND THE REFUND OF THE EXCESS INTEREST

     Further to the liquidity problems suffered by the Bank in the third quarter of 2002, a special line of credit was placed at the disposal of the Bank by the Bank of Israel. The initial amount of the credit line was NIS 2.2 billion. The balance of the credit line was continuously reduced concurrent with the collection of the credit portfolio of the Bank. The repayment date of the credit line was postponed by the Governor of the Bank of Israel a number of times and recently, it was extended to December 31, 2008 or until the Arrangement Plan was approved by the court. Commencing on October 10,
     2005, the Government undertook responsibility for the repayment of the credit line. Until July 29, 2003, the credit line bore interested at the
     Bank of Israel rate plus 5% during part of the period and plus 3% for the rest of the period. After the aforementioned date and until July 31, 2008, the credit line bore interest at only the Bank of Israel rate, whereas commencing August 1, 2008 and thereafter, the rate was the Bank of Israel rate plus 1.5%. As mentioned time and again in the quarterly and annual financial statements of the Bank, the Bank was of the opinion that the Bank of Israel should credit the Bank for all of the amounts of interest in excess of the "Bank of Israel interest" with which the Bank was debited by the Bank of Israel from August 2002 until July 29, 2003. According to the
     Bank's calculations, the amount of the aforementioned excess interest, plus interest at the rate of the credit line, until December 31, 2008, was NIS
     90 million. In the period preceding December 31, 2008, the date on which the perpetual deposits of the Bank with the Treasury were repaid, negotiations were conducted between the Bank and the Bank of Israel regarding the demand of the Bank that the aforementioned excess interest be refunded. At the conclusion of the negotiations, the Bank and the Bank of
     Israel reached an agreement whereby the Bank of Israel will refund to the
     Bank an amount of NIS 48.6 million in respect of the excess interest, and in return, the Bank will waive its claims regarding the balance of the excess interest.

     According to the Arrangement Plan, on December 31, 2008, the State repaid to the Bank the perpetual deposits in the Treasury, except for the part thereof that reflects the proceeds of the issuance of the D and DD shares held by the public, in a total amount of NIS 857.5 million. From this amount, an amount of NIS 304.5 million was paid by the Treasury to the Bank of Israel in respect of the repayment of the balance of the line of credit.

     The balance of the repayment of the aforementioned perpetual deposits, in an amount of NIS 553.0 million, was transferred to the Bank. As a result, as of December 31, 2008, the Bank held liquid monetary balances in excess of all of its liabilities to its creditors (not including the deposit of the Government that served as the source for the credit granted to the
     Israel Electric Company that was secured by a government guarantee).

                                     F - 62

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     B.   GENERAL

     The financial statements of the Bank are presented in accordance with the directives and guidelines of the Supervisor of Banks and in accordance with generally accepted accounting principles. In a letter dated May 29, 2008, the Supervisor of Banks announced that the financial statements of the Bank have to be presented in accordance with his directives for an additional three-year period following the date the "banking license" of the Bank was cancelled (August 1, 2008).

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public
     Accountants in Israel.

     REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the date of transition and less amounts subtracted after the date of transition.

     DATE OF TRANSITION - December 31, 2003.

     ADJUSTED FINANCIAL REPORTING - Financial reporting in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified
     Public Accountants in Israel.

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     In October 2001 the Israel Accounting Standards Board published Accounting
     Standard No. 12, "Discontinuance of Adjustment of Financial Statements".
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements were discontinued as at January 1, 2004. Until December 31, 2003, the Bank
     continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

     Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

     The term "cost" in these financial statements means the reported amount of cost.

     STATEMENTS OF INCOME

     Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance. All other operating items are stated at their nominal historical values.

                                     F - 63

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     D.   STATEMENT OF SHAREHOLDERS' EQUITY

     On January 1, 2006, the Bank implemented for the first time accounting
     Standard No. 22, "Financial Instruments: Disclosure and Presentation'
     (hereinafter - the "Standard"). The Standard sets forth the presentation provisions of financial instruments in the financial statements and details the required fair disclosure thereof. In addition, the Standard stipulates the manner of classification of financial instruments as financial liabilities and equity, classification of interest, dividends, and related losses and gains, and the circumstances under which an entity can set off financial assets and liabilities. The Standard cancels Opinion No. 53,
     "Accounting Treatment of Convertible Liabilities" and Opinion No. 48,
     "Accounting Treatment of Option Warrants".

     In respect of certain issues relating to the aforementioned treatment, there exist directives of the Supervisor of Banks. In such cases, the Bank is subject to those directives.

     The initial implementation of the Standard resulted in a reduction in shareholders' equity in an amount of NIS 204.1 million, as a result of the classification of participating preference shares of Class C, CC, and CC1 which were previously classified as shareholders' equity, to a liability in respect of participating preference shares.

     Adoption of the Standard was prospective. Comparative amounts relating to previous periods were not restated.

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the
     CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit".

     Further to the initial implementation of Standard No. 22, the balance of the accumulated difference from the dollar-linked deposit was cancelled as from January 1, 2006, due to the fact that the participating preference shares were classified to a liability in respect of participating preference shares and are measured, as from that date, on the basis of their dollar-linked value (see Note 8).

     The difference generated from May 7, 1996, between the adjustment of the perpetual deposit with the Israeli Treasury, linked from that date to the
     CPI (which in no event will be less than its dollar value as it was on
     October 1, 1987) and the adjustment of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI-linked deposit" (see Note 8).

     On December 31, 2008, most of the perpetual deposit of the Bank with the
     Israeli Treasury was repaid, as part of the first part of the Compromise and Arrangement Plan between the Bank and its shareholders which was approved by the court on November 24, 2008. The repayment included the difference between the valuation of the Index-linked perpetual deposit and the valuation of the preference shares which are linked to the dollar. This difference amounted to NIS 445.7 million. As part of the Arrangement that was approved by the court and the repayment of the perpetual deposit, in the event that the sale of the shares of the Bank is not consummated by
     December 31, 2009, the Bank waived its claim to receipt of interest in an amount of NIS 98.0 million in respect of its perpetual deposit with the
     Treasury, against a cumulative dividend to the preferred shareholders. In view of the above, the aforementioned amount was carried to the credit of the preferred shareholders against a capital reserve in respect of the accrued difference from the Index-linked deposit and reduced the shareholders' equity of the Bank. As a result of the repayment, an amount of NIS 347.7 million (representing the balance of the NIS 445.7 million less the NIS 98.0 million) was recorded, as the consideration in respect of the B1 share, to the share capital and premium of the Bank, against a capital reserve maintained in respect of this difference (see also Note
     16).

                                     F - 64

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     Commencing January 1, 2009, further to the repayment of the perpetual deposit, the Bank will record exchange rate differentials in respect of the preference shares and the current accrual of the dividend to the credit of the preferred shareholders by way of the Bank's income statement, all due to their being reclassified from an accounting standpoint as a liability.

     E.   EXCHANGE RATES AND LINKAGE

     (1)  Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

     (2)  Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

     (3)  Assets and liabilities, which are optionally linked to the CPI or to foreign currency, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

     (4)  Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

     (5)  Following are details of exchange rates and the CPI and the rates of change therein:

                                         DECEMBER 31                             RATE OF CHANGE DURING
                           -------------------------------------        ---------------------------------------
                             2008           2007           2006           2008            2007            2006
                           -------        -------        -------        -------         -------         -------
                                                                           %               %               %
                                                                        -------         -------         -------

     Representative
      exchange rate
      of US$1
      (in NIS)               3.802          3.846          4.225           (1.1)           (9.0)           (8.2)

     CPI in points
      for:
      December               198.4          191.1          184.9            3.8             3.3            (0.1)

      November               198.7          190.0          184.9            4.6             2.8            (0.3)

     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their adjusted value as at balance sheet date. Such value represents the par value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

                                     F - 65

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares and shares that have no readily-available fair value are stated at their cost, net of a provision for decline in value which is not of a temporary nature and which is carried to profit and loss. Dividends received in respect of available-for-sale investments deriving from profits in the distributing company immediately prior to the date of investment, are carried to profit and loss.

     SECURITIES FOR TRADING

     Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as at balance sheet date.

     IMPAIRMENT IN VALUE OF INVESTMENTS

     From time to time the bank examines whether there has been an impairment in the value of its investments in securities which is not of a temporary nature. This examination is performed when there are signs that may indicate the possibility of an impairment in the value of an investment, including a decline in their stock market prices, the business of the investee, the industry in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in accordance with the opinion of the Management are based on an examination of the overall relevant aspects and the significance of each, and which are not of a temporary nature, are recorded in the statement of income.

     G.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in management's opinion, fairly present the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial position, volume of activity, past record and adequacy of the collaterals received.

     The directives of the Supervisor of Banks require that, commencing with
     1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time. The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks.
     In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance was discontinued as at
     January 1, 2005.

     According to Directive 315 of Proper Banking Procedures, a banking entity must record a supplementary allowance for doubtful debts in respect of debts of customers which deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

                                     F - 66

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking entity is required to make a supplementary allowance for doubtful debts if the total liabilities of a certain sector to the banking entity exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on sector indebtedness").

     Since the Bank has stopped providing new credit and is focusing on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various sectors has decreased and it may on occasion deviate from the limit on sector indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from recording the supplementary allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of
     Banks exempted the Bank from the requirement to increase the supplementary allowance for doubtful debts in its financial statements as at March 31,
     2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of control in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the
     Bank's plan to reduce its activity and the commitment of the Government to repay the special line of credit, which was granted to the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to its depositors, he approves the following relief with respect to implementation of the Proper Banking Procedures:

     A.   As from the financial statements as at September 30, 2003 and thereafter, the Bank is exempt from increasing the supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of sector indebtedness.

     B.   The Bank is allowed to reduce the supplementary allowance it recorded in respect of the deviation from the aforementioned limits in the last quarter of 2002.

     C.   The Bank is allowed to reduce the supplementary allowance it recorded in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as at December 31, 2003, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits.

     Please note that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results for those periods. In addition, the adjustment of the supplementary allowance for changes occurring from time to time in the volume of the deviances would have impacted on the financial results of the Bank in the subsequent reporting periods.

     On August 1, 2008, the "banking license" of the Bank expired. In his letter dated July 27, 2008, the Supervisor of Banks announced that he was exempting the Bank from complying with Proper Banking Directive 315 which relates to the supplementary and general allowance for doubtful debts. The
     Bank is continuing to present its financial statements in accordance with the guidelines of the Supervisor of Banks. In the public reporting directives, the Bank is required to set up a supplementary and a general provision in accordance with Proper Banking Directive 315. As a result, the
     Bank petitioned the supervisor of Banks to obtain clarifications regarding his position on this issue. In the petition, the Bank set out its position whereby over the years, as a result of the decline in the volume of the
     Bank's credit, the percentage of the general provision for doubtful debts increased to a large percentage of the Bank's debts and that the Bank is of the opinion that the percentage of the general provision should be relative to the balance of the debts.

                                     F - 67

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     In his letter dated January 25, 2009, the Supervisor of Banks announced that he was exempting the Bank from both compliance with Proper Banking
     Directive 315 and from the section of the public reporting directives that is based on Directive 315. In addition, the Supervisor of Banks announced that he was not addressing the issue of the fairness of the percentage of the general provision for doubtful debts which the Bank believes should be executed.

     Taking into consideration the recent events in the Israeli economy and the economic uncertainty regarding economic developments in the economy, the
     Board of Directors of the Bank decided, for the time being, to continue making the supplementary and the general provisions for doubtful debts in accordance with the public reporting directives, and also to take into account the leniencies received by the Bank in the past as it has done to date. The Board of Directors will reassess this policy during the course of
     2009, taking into consideration economic developments in the economy and developments relating to the continued activity of the Bank.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts, calculated in accordance with the directives of the Bank of Israel, as of December 31, 2008, constitutes 7.30% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk as calculated for purposes of individual borrower and group of borrowers limitations (December 31, 2007 - 5.94%).

     The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.

     H.   FIXED ASSETS

     Fixed assets are stated at cost net of accumulated depreciation.
     Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.

     I.   CONTINGENT LIABILITIES

     The accounting treatment of contingent legal claims is based on an opinion received by management of the Bank from its legal counsel, on which management of the Bank relies, which provides the probability of occurrence of the exposure to risk relating to contingent claims. The claims were classified in accordance with the probability ranges of occurrence of the exposure to risk as follows:

     1)   Probable - when the probability is over 70%.

     2)   Reasonably possible - when the probability is over 20% and less than or equal to 70%.

     3)   Remote - when the probability is less than or equal to 20%.

     Only in rare cases is a banking entity is allowed to state in the financial statements that in the opinion of the bank's management, based upon its legal counsel, it is unable to evaluate the probability of realization of the exposure to risk in respect of a claim for which a petition was filed to have the claim certified as a class action, this in the four financial statements that are published after the filing of the petition. The Bank has provided disclosure with respect to material legal proceedings pending against the Bank. Note 21D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The Bank's practice is to include in its financial statements appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

                                     F - 68

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2)  As to the basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions, see F and L, respectively.

     K.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002, the Bank, the General Federation of Labor and the Bank's
     employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. On November 16, 2008, a special collective agreement was signed in connection with the retirement arrangements of the employees, further to the approval of the sales process of the shares of the Bank. According to these agreements some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank signed an agreement with a pension fund which arranges the payment of the pensions.
     In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by a pension expert.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities. The directives are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in the statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument. The Bank does not execute hedging transactions and, therefore, there are no changes to carry to equity.

     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives of the Supervisor of Banks, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

     In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following cumulative conditions are fulfilled:

     (1)  In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2)  The Bank intends to pay the liabilities and realize the assets on a net basis or simultaneously.

                                     F - 69

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     N.   TAXES ON INCOME

     The Bank implements Accounting Standard No.19 of the Israel Accounting
     Standards Board, TAXES ON INCOME, subject to the directives of the
     Supervisor of Banks. According to the directives of the Supervisor of
     Banks, deferred taxes receivable may be set up in respect of loss carryforwards when realization of the tax in the foreseeable future is certain. The Bank does not set up in its financial statements any deferred tax assets in respect of tax loss carryforwards, since it does not expect any taxable income which is certain over the foreseeable future.

     The provision for taxes on the income of the Bank, which is defined as a
     "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In the years
     2002 through and including 2006, "Salaries and related expenses" did not include a provision in respect of salary VAT receivable, due to losses for purposes of VAT on profit.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for fixed assets, and capital notes. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

     Q.   EARNINGS (LOSS) PER SHARE

     The Bank implements Accounting Standard No. 21, EARNINGS PER SHARE of the
     Israel Accounting Standards Board. According to the provisions of the
     Standard, the Bank computes earnings per share in respect of income from continuing operations allocated to ordinary shareholders. Earnings per share is computed by dividing the income or loss allocated solely to the ordinary shareholders, by the weighted average of the number of ordinary shares in circulation during the reported period.

     R.   IMPAIRMENT OF ASSETS

     Accounting Standard No. 15, "Impairment in value of assets" stipulates the procedures to be implemented by the corporation in order to ensure that its assets in the balance sheet are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets which have been impaired.

                                     F - 70

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     S.   BUSINESS SEGMENTS

     In accordance with an approval received from Bank of Israel, the Bank is not required to report according to business segments.

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION

     1.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the "Standard"). The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the directives and guidelines of the Supervisor of
          Banks.

          In addressing the manner in which the Standard is to be implemented by banking institutions, the Supervisor of Banks notified the banking institutions that:

          a.   He intends on regularly issuing directives for the implementation of Israeli standards issued by the Israel Accounting Standards
               Board, which are based on IFRS that do not relate to the core banking business.

          b.   In the second half of 2009 he will render his decision regarding the date of implementation of IFRS that relate to the core banking business, taking into account the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence of IFRS and U.S. standards on the other.

          c.   Therefore, in addressing the core banking business, the financial statements of a banking entity presented in accordance with the directives and guidelines of the Supervisor of Banks will
               continue to be presented on the basis of U.S. standards that were set out in the public reporting directives.

     2.   In December 2006, the Israel Accounting Standards Board published
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and Its Controlling Shareholder" (hereinafter - the
          "Standard"). The Standard replaces the Securities Regulations
          (Financial Statement Presentation of Transactions between a
          Corporation and its Controlling Shareholder) - 1996 as adopted in the public reporting directives of the Supervisor of Banks. The Standard stipulates that assets and liabilities that were the subject of a transaction between an entity and its controlling interest shall be measured at the date of the transaction at fair value and that the difference between the fair value and the proceeds of the transaction are to be carried to shareholders' equity. A debit difference is in essence a dividend, thereby reducing retained earnings. A credit difference is in essence an owners' investment and shall be presented as a separate item in shareholders' equity entitled "Capital reserve from a transaction between the entity and its controlling
          shareholder".

                                     F - 71

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          The Standard discusses three issues relating to transactions between an entity and its controlling interest, as follows: the transfer of an asset from the controlling shareholder to the entity or alternatively, the transfer of an asset from the entity to the controlling shareholder; a controlling shareholder's assumption of a liability, in whole or in part, to a third party on behalf of the entity, the indemnification of the entity by a controlling shareholder in respect of an expense, or the waiver by the controlling shareholder to the entity of a debt, in whole or in part, due to the shareholder from the entity; and loans granted to the controlling shareholder or received from the controlling shareholder. In addition, the Standard stipulates the disclosure that must be made in the financial statements in connection with transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder that were made after January 1, 2007, as well as to loans granted to or received from a controlling shareholder prior to the effective date of the Standard, as of the effective date.

          As of the date of the release of the financial statements, the
          Supervisor of Banks has not yet issued a directive regarding the manner of adoption of the Standard by banking entities, if at all.

     3.   A directive on the issue of measurement and disclosure of impaired debts, credit risk and the allowance for credit losses - On December
          31, 2007, the Supervisor of Banks issued a directive on the issue of
          "Measurement and Disclosure of Impaired Debts, Credit Risk and the
          Allowance for Credit Losses". The directive was raised for discussion at the Advisory Committee of the Bank of Israel regarding banking matters.

          The directive is based on accounting principles accepted among U.S.
          banks. The principles behind the draft directive constitute a significant change over the current directives regarding the classification of problematic debts and the measurement of allowances for doubtful debts in respect of credit losses. The new directive sets out explicit rules in connection with the classification of impaired debts, credit risk, measurement of allowances for credit losses, the accounting write-off of debts and the recognition of income in respect of debts. In addition, the new guidelines set out explicit requirements for maintaining a systematic process for setting up provisions for credit losses and preservation of documentation that supports the process and the allowances.

          The new directive is supposed to go into effect commencing with the financial statements as of January 1, 2010. The directive set out transition provisions for implementation in the annual financial statements for 2007 and in the financial statements to be issued during 2008 and 2009.

          In its letter dated August 12, 2007, the Bank of Israel notified the
          Bank that the Bank is entitled not to take steps toward implementation of this directive.

                                     F - 72

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                  DECEMBER 31    December 31
                                                     2008            2007
                                                    -----           -----
                                                   REPORTED        REPORTED
                                                   AMOUNTS         AMOUNTS
                                                    -----           -----
                                                NIS MILLIONS     NIS MILLIONS
                                                    -----           -----

Cash and deposits with Bank of Israel                   -             5.9
Deposits with commercial banks (1)                  575.3            27.9
                                                    -----           -----

Total                                               575.3            33.8
                                                    =====           =====

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                             574.1            30.0
                                                    =====           =====

(1)  As to pledge on deposits with commercial banks - see Note 17 below.

                                     F - 73

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                     DECEMBER 31, 2008
                            ---------------------------------------------------------------------
                                                        NON-REALIZED    NON-REALIZED
                                                         GAINS FROM     LOSSES FROM
                           CARRYING       ADJUSTED     ADJUSTMENTS TO  ADJUSTMENTS TO      FAIR
                             VALUE        VALUE (1)     FAIR VALUE      FAIR VALUE       VALUE (2)
                            -------        -------        -------        -------          -------
                                                     REPORTED AMOUNTS
                            ---------------------------------------------------------------------
                                                       NIS MILLIONS
                            ---------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                0.2            0.2              -              -              0.2
Shares of others               37.7           32.6            5.2           (0.1)         (3)37.7
                            -------        -------        -------        -------          -------
Total available-
 for-sale securities           37.9           32.8         (4)5.2        (4)(0.1)            37.9
                            -------        -------        -------        -------          -------

Total securities               37.9           32.8            5.2           (0.1)         (3)37.9
                            =======        =======        =======        =======          =======

                                                 DECEMBER 31, 2007
                            ------------------------------------------------------------
                                                  NON-REALIZED     NON-REALIZED
                                                   GAINS FROM      LOSSES FROM
                           CARRYING   ADJUSTED   ADJUSTMENTS TO   ADJUSTMENTS TO    FAIR
                            VALUE     VALUE (1)    FAIR VALUE       FAIR VALUE    VALUE (2)
                            ----        ----          ----             ----         ----
                                                 REPORTED AMOUNTS
                            ------------------------------------------------------------
                                                   NIS MILLIONS
                            ------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures             0.5         0.5             -                -          0.5
Shares of others            45.8        36.3           9.5                -      (3)45.8
                            ----        ----          ----             ----         ----
Total available-
 for-sale securities        46.3        36.8        (4)9.5                -         46.3
                            ----        ----          ----             ----         ----

Total securities            46.3        36.8           9.5                -      (3)46.3
                            ====        ====          ====             ====         ====

(1)  In the case of shares - cost less provision for impairment in value, where required.

(2)  Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

(3)  Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 8.4 million (December 31, 2007 -
     NIS 11.8 million).

(4)  Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

B.   See Note 4E regarding the classification of a customer's debt to the securities item.

NOTE: For detail regarding results of investments in shares - see Note 25.

                                     F - 74

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION

                                                                   DECEMBER 31      DECEMBER 31
                                                                      2008              2007
                                                                     -------          -------
                                                                         REPORTED AMOUNTS
                                                                     ------------------------
                                                                  NIS MILLIONS     NIS MILLIONS
                                                                     -------          -------
Credit                                                               5,148.9          5,566.3
General and supplementary allowances for doubtful debts (1)             41.8             45.2
                                                                     -------          -------

Total                                                                5,107.1          5,521.1
                                                                     =======          =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                                   DECEMBER 31    DECEMBER 31
                                                                                      2008           2007
                                                                                     -----          -----
                                                                                      REPORTED AMOUNTS
                                                                                     --------------------
                                                                                  NIS MILLIONS   NIS MILLIONS
                                                                                     -----          -----

a.          Non-income bearing credit to problematic borrowers -
            Unlinked Israeli currency                                                 11.8           41.1
            Israeli currency linked to the CPI                                         1.7            3.9
            Denominated in or linked to foreign currency                               2.3            3.5
                                                                                     -----          -----
                                                                                      15.8           48.5
                                                                                     =====          =====
b.          Credit restructured during the year, without waiver of income -
            Unlinked Israeli currency                                                 13.7           23.3
            Israeli currency linked to the CPI                                         2.9            1.1
            Denominated in or linked to foreign currency                                 -            1.0

c.          Credit to borrowers regarding which there is an as-yet
            an unimplemented Management decision to restructure
            their debt                                                                   -            9.3

d.          Credit temporarily in arrears                                              1.9            8.7
            Interest income recorded in respect of such credit                         0.1            0.7

e.          Credit under special supervision                                         143.6          139.8

     (1)  The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2)  The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 75

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR

     In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, receipt of Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

     During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

     In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

     During 1996, a supplementary arrangement was signed by the banks, the
     Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

     -    The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the
          "balloon" debt). Such "balloon" debt is to be written off.

     -    In respect of most of the "balloon" debts, the writing-off shall be covered as to 65% from bank sources and as to 35% from Government sources.

     -    Kibbutzim will assign part of their rights in land to the Israel Lands
          Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands
          Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the
          Government in proportion to their share in the writing-off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing-off of the debts of each Kibbutz, as stated
          above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining as a party to the supplementary arrangement, including the reversion of the land to the
          Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first - an immediate payment and the remaining payments to be linked to the CPI with annual interest at a rate of 1.5%.

          The Bank set up a provision for doubtful debts in respect of all of the amounts it believes will be required taking the above into consideration.

                                     F - 76

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

          During 2007, principles were formulated regarding the transfer of the receipts that the Kibbutzim are supposed to receive in respect of the sale of their holdings in Tnuva on account of the repayment of their debts included in the Kibbutz Debt Arrangement with the banks. At the beginning of January 2008, further to the completion of the Tnuva transaction, debts of Kibbutzim were repaid as part of the implementation of the abovementioned principles, in an amount of NIS
          50 million. In addition, at the same date, an amount of NIS 7.5 million was received in account of debts written off in the past, which will be included in the Bank's income for 2008.

          Composition of the credit to the agricultural sector:

                                                                   DECEMBER 31    DECEMBER 31
                                                                      2008           2007
                                                                      -----          -----
                                                                        REPORTED AMOUNTS
                                                                      --------------------
                                                                  NIS MILLIONS    NIS MILLIONS
                                                                      -----          -----

Kibbutzim (including regional enterprises and organizations)           88.8          168.3
Moshavim                                                                3.3            5.5
                                                                      -----          -----

Total credit for kibbutzim and moshavim                                92.1          173.8
                                                                      =====          =====

                                     F - 77

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                                 DECEMBER 31    DECEMBER 31
                                                                                    2008           2007
                                                                                    ----           ----
                                                                                     REPORTED AMOUNTS
                                                                                    -------------------
                                                                                NIS MILLIONS  NIS MILLIONS
                                                                                    ----           ----
a.          Non-income bearing loans to problematic borrowers -
            Unlinked Israeli currency                                                0.2            1.2
            Denominated in or linked to foreign currency                             0.2            1.0
            Israeli currency linked to the CPI                                       5.9           19.0
                                                                                    ----           ----
                                                                                     6.3           21.2
                                                                                    ====           ====
b.          Restructured credit to borrowers-

            1.Credit restructured during the current
              year with waiver of income -
              Israeli currency linked to the CPI                                     5.0            4.8
              Average repayment period (years)                                       5.8            3.0
              Weighted interest rate                                                 5.2%           2.0%
              Unlinked Israeli currency                                              2.8            0.9
              Average repayment period (years)                                       0.8            0.5
              Weighted interest rate                                                 5.2%           3.0%

            2.Credit restructured in prior years
              with waiver of income -
              Israeli currency linked to the CPI                                       -            0.4

c.          Credit to borrowers in respect of which
            there is an as-yet unimplemented
            management decision to restructure their debt                            8.5            8.0

d.          Credit under special supervision                                        27.0           41.9

e.          Credit not included in above credit to problematic borrowers            42.5           96.6
            Interest income recorded in the income statements in respect
            this credit                                                              4.0            7.1

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2)  Including industrial enterprises and organizations related to the
          Kibbutz sector.

                                     F - 78

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                       DECEMBER 31  DECEMBER 31
                                                                          2008         2007
                                                                          ----         ----
                                                                           REPORTED AMOUNTS
                                                                          -----------------
                                                                     NIS MILLIONS  NIS MILLIONS
                                                                          ----         ----

Balance of credit to local authorities at balance sheet date               2.2          4.0

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

b.  Credit not included in above credit to problematic borrowers           2.2          4.0
    Interest income recorded in income statements with respect of
    such credit                                                            0.3          0.4

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 79

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                            2008
                                                           -------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)   ALLOWANCE (2)      TOTAL
                                                           -----           -----           -----
                                                                      REPORTED AMOUNTS
                                                           -------------------------------------
                                                                        NIS MILLIONS
                                                           -------------------------------------

Balance of allowance at beginning of year                  572.6            45.2           617.8
                                                           -----           -----           -----

Current allowances                                           4.1               -             4.1
Reduction in allowances                                     (9.1)           (3.4)          (12.5)
Collection of debts written-off in previous years           (8.5)              -            (8.5)
                                                           -----           -----           -----
Amount charged to the income statement                     (13.5)           (3.4)          (16.9)
                                                           -----           -----           -----
Debts written-off (3)                                      (28.0)              -           (28.0)
                                                           -----           -----           -----
Balance of allowance at end of year                        531.1            41.8           572.9
                                                           =====           =====           =====

Amount of allowance not deducted from credit
 to public                                                   0.1               -             0.1
                                                           -----           -----           -----

                                                                            2007
                                                           -------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)   ALLOWANCE (2)      TOTAL
                                                           -----           -----           -----
                                                                      REPORTED AMOUNTS
                                                           -------------------------------------
                                                                        NIS MILLIONS
                                                           -------------------------------------

Balance of allowance at beginning of year                  658.3            51.7          710.0
                                                           -----           -----          -----
Current allowances                                          13.1               -           13.1
Reduction in allowances                                    (19.6)           (6.5)         (26.1)
Collection of debts written-off in previous years           (0.8)              -           (0.8)
                                                           -----           -----          -----
Amount charged to the income statement                      (7.3)           (6.5)         (13.8)
                                                           -----           -----          -----

Debts written-off (3)                                      (78.4)              -          (78.4)
                                                           -----           -----          -----

Balance of allowance at end of year                        572.6            45.2          617.8
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                   1.3               -            1.3
                                                           -----           -----          -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31,
          2007 - NIS 38.9 million; as of December 31, 2006 - NIS 38.9 million).

     (3)  Less collection of debts written off in previous years.

                                     F - 80

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                            2006
                                                           -------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)   ALLOWANCE (2)      TOTAL
                                                           -----           -----           -----
                                                                      REPORTED AMOUNTS
                                                           -------------------------------------
                                                                        NIS MILLIONS
                                                           -------------------------------------

Balance of allowance at beginning of year                  675.6            57.6          733.2
                                                           -----           -----          -----

Current allowances                                          40.8               -           40.8
Reduction in allowances                                    (12.0)           (5.9)         (17.9)
Collection of debts written-off in previous years           (1.2)              -           (1.2)
                                                           -----           -----          -----
Amount charged to the income statement                      27.6            (5.9)          21.7
                                                           -----           -----          -----

Debts written-off (3)                                      (44.9)              -          (44.9)
                                                           -----           -----          -----

Balance of allowance at end of year                        658.3            51.7          710.0
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                   1.9               -            1.9
                                                           -----           -----          -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31,
          2007 - NIS 38.9 million; as of December 31, 2006 - NIS 38.9 million).

     (3)  Less collection of debts written off in previous years.

                                     F - 81

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                                  DECEMBER 31, 2008
                                      ------------------------------------------
                                    NUMBER OF                            CREDIT
                                   BORROWERS (3)      CREDIT (1)        RISK (2)
                                      -------          -------          -------
AMOUNT OF CREDIT PER BORROWER                      REPORTED AMOUNTS
-----------------------------         ------------------------------------------
NIS THOUSANDS                                        NIS MILLIONS
-----------------------------         ------------------------------------------

Up to 10                                   34              0.1                -
From 10                to 20               33              0.5                -
From 20                to 40               18              0.5                -
From 40                to 80               19              1.1              0.1
From 80                to 150              17              1.7              0.2
From 150               to 300              32              5.6              1.2
From 300               to 600              44             19.3              0.5
From 600               to 1,200            50             38.6              2.4
From 1,200             to 2,000            25             35.1              3.7
From 2,000             to 4,000            25             60.8              7.6
From 4,000             to 8,000             4             17.2              4.1
From 8,000             to 20,000            7             74.0             13.3
From 20,000            to 40,000            2             38.0             30.1
From 40,000            to 200,000           3            156.9             64.6
From 3,200,000 and up                       1      (4) 4,699.5                -
                                      -------          -------          -------

                                          314          5,148.9            127.8
                                      =======          =======          =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

                                     F - 82

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                                  DECEMBER 31, 2007
                                      ------------------------------------------
                                    NUMBER OF                            CREDIT
                                   BORROWERS (3)      CREDIT (1)        RISK (2)
                                      -------          -------          -------
AMOUNT OF CREDIT PER BORROWER                      REPORTED AMOUNTS
-----------------------------         ------------------------------------------
NIS THOUSANDS                                        NIS MILLIONS
-----------------------------         ------------------------------------------

Up to 10                                   33              0.2                -
From 10                to 20               19              0.3                -
From 20                to 40               15              0.4                -
From 40                to 80               17              0.9              0.1
From 80                to 150              26              2.5              0.2
From 150               to 300              49              9.9              1.0
From 300               to 600              57             22.4              1.7
From 600               to 1,200            74             61.4              2.7
From 1,200             to 2,000            43             59.7              7.6
From 2,000             to 4,000            37             97.0             13.1
From 4,000             to 8,000            13             66.8              5.3
From 8,000             to 20,000           10             84.5             32.8
From 20,000            to 40,000            2             38.2             28.0
From 40,000            to 200,000           3            158.9             71.1
From 3,200,000         to 6,405,000         1      (4) 4,963.2                -
                                      -------          -------          -------

                                          399          5,566.3            163.6
                                      =======          =======          =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

     E.   CUSTOMER'S DEBT RECLASSIFIED TO THE "SECURITIES" ITEM

     In his letter of July 15, 2003, regarding a debt of a customer in respect of which a receiver was appointed to realize shares pledged in favor of the
     Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the receiver, as a credit item.
     Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.

     Beginning with June 30, 2003, these shares are included in the "Securities"
     item and from that date the changes in the market value of these shares are recorded in a capital reserve.

     In view of the inability of the customer to honor his debt, the Bank in the past classified this debt as non-income bearing and recorded the allowances required from such classification. The supplementary allowance for doubtful debts recorded in respect of the classification of the debt as non-income bearing was cancelled in 2005.

                                     F - 83

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                            DECEMBER 31   DECEMBER 31
                                                               2008         2007
                                                               ----         ----
                                                              REPORTED     REPORTED
                                                              AMOUNTS      AMOUNTS
                                                               ----         ----
                                                           NIS MILLIONS  NIS MILLIONS
                                                               ----         ----

Deposit with the Treasury in connection with exchange
 rate insurance of capital notes (*)                              -         20.2
Credit to the Israeli Government                                2.8          4.5
                                                               ----         ----

Total credit to the Israeli Government                          2.8         24.7
                                                               ----         ----

(*)  On December 31, 2008, this deposit was repaid and was used as a source for the repayment of the balance of the capital notes issued by the Bank (see
     Note 12).

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                                CHANGES DURING THE YEAR
                                   AT           -----------------------         AT
                               JANUARY 1                                    DECEMBER 31
                                  2008         ADDITIONS      DISPOSALS         2008
                                  ----           ----           ----           ----
                                                   REPORTED AMOUNTS
                                  -------------------------------------------------
                             NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                  ----           ----           ----           ----

Cost                              57.7            0.1          (49.2)           8.6
Accumulated depreciation         (56.9)          (0.4)          49.2           (8.1)
                                  ----           ----           ----           ----

Net book value                     0.8           (0.3)             -            0.5
                                  ====           ====           ====           ====

     B.   The average rate of depreciation is 23% (2007 - 25%).

                                     F - 84

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                                  DECEMBER 31   DECEMBER 31
                                                                     2008          2007
                                                                     ----          ----
                                                                   REPORTED       REPORTED
                                                                   AMOUNTS        AMOUNTS
                                                                     ----          ----
                                                                 NIS MILLIONS   NIS MILLIONS
                                                                     ----          ----

Prepaid expenses                                                      0.4           1.1
Payroll tax receivable                                                2.3           2.8
Debit balances in respect of derivative financial instruments         0.4           0.5
Sundry receivables and debit balances                                 0.2           2.8
                                                                     ----          ----

Total other assets                                                    3.3           7.2
                                                                     ====          ====

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                   DECEMBER 31  DECEMBER 31
                                                                      2008        2007
                                                                      -----       -----
                                                                    REPORTED     REPORTED
                                                                     AMOUNTS     AMOUNTS
                                                                      -----       -----
                                                                  NIS MILLIONS  NIS MILLIONS
                                                                      -----       -----

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the U.S. dollar (B)            -       324.2

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                        6.3       119.5

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                       23.6       405.1
                                                                      -----       -----

Total perpetual deposits with the Treasury                             29.9       848.8
                                                                      =====       =====

                                     F - 85

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     A.   On May 6, 1996, an agreement was signed between the Bank and the
          Treasury of the State of Israel regarding changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's
          Preference shares (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned Preference shares. Pursuant to an Order of the Income Tax Authorities, the
          interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned Preference shares. According to the agreement signed on
          May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as at October 1, 1987 is based on the higher of the CPI or the dollar.
          The interest continues to be computed based on a dollar calculation.

          Concurrent with the signing of the abovementioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, an Ordinary "B1" share (currently held by the State of
          Israel) was separated from all of the Ordinary "B" shares. The difference deriving from a change in the method of calculating the revaluation of the deposit (should such difference exist) shall be paid, upon liquidation of the Bank to the holder of the "B1" share.
          However, the right attached to the Ordinary "B1" share ranks after the settlement in full of all amounts due in the present and future to creditors of the Bank, and after repayment of the paid-up share capital to the holders of the Bank's Preferred Ordinary shares,
          Ordinary "A" shares and Ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked Preference shares of the "C", "CC", "CC1", "D"
          and "DD" classes and payment of the cumulative preferred dividends in arrears to these Preference shareholders and to Ordinary shareholders.
          Further to the agreement with the Treasury, there was an increase in the amount of the deposits with the Treasury and a parallel increase in the Bank's shareholders' equity. As of the date of the signing of the agreement, the aforementioned increase in deposits and capital amounts to NIS 279.6 million. As of December 31, 2008, this difference amounts to NIS 445.7 million (December 31, 2007 - NIS 402.3 million).
          On December 30, 2008, the total amount of these deposits was NIS 887.1 million. As part of the first part of the Compromise and Arrangement
          Plan pursuant to Article 350 of the Companies Law between the Bank and its shareholders which was approved by the court on November 24, 2008, an amount of NIS 857 million was repaid out of the deposits as of
          December 31, 2008. Further to the repayment of the deposit, the difference of NIS 347.7 million (net of NIS 98.0 million, see Note 1D)
          was carried to the share capital and premium of the Bank, as consideration for the B1 shares against a capital reserve that was set up in respect of the aforementioned difference (see C below). For information pertaining to the Compromise and Arrangement Plan, see
          Note 1.

                                     F - 86

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     B.   As noted, up to May 6, 1996, the abovementioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, Preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits." Further to the initial implementation of Accounting Standard No. 22, as at January 1,
          2006, the Bank cancelled the balance of the accumulated difference from the dollar-linked deposit, due to the reclassification of the participating Preference shares to a liability and their being measured as at that date at their dollar-linked value. On December 31,
          2008, the aforementioned deposit was repaid in full, as part of the first part of the Compromise and Arrangement Plan. The amount that was paid and that relates to these shares was NIS 339 million. For more information in connection with the interest on this deposit in respect of the period up to the date of payment, see Note 1 - the Compromise and Arrangement Plan between the Bank and its shareholders.

     C.   Up to May 6, 1996, the abovementioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating Preference "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the
          CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked Preference D and DD shares and the participating dollar-linked Preference C, CC, and CC1 shares. As part of the first part of the Arrangement, an amount of NIS
          518 million was paid out of the deposits in respect of
          non-participating Preference D and DD shares, with the remaining balance amounting to NIS 29.9 million. This balance reflects the balance of the holdings of the public in the D and DD shares. The interest in respect of the balance of the deposit was not included in the financial statements of the Bank and it is identical to the accumulated amount of the dividend in respect of these shares which has not been paid since the Bank ceased paying dividends which also have not been included in the financial statements. These deposits are linked to the exchange rate of the dollar. For more information pertaining to the interest on the aforementioned deposit in respect of the period from July 1, 2002 through the date of repayment of the deposit, see Note 1 in connection with the Compromise and Arrangement
          Plan between the Bank and its shareholders.

                                     F - 87

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 9 - DEPOSITS OF THE PUBLIC

                                    DECEMBER 31  DECEMBER 31
                                       2008        2007
                                       -----       -----
                                     REPORTED    REPORTED
                                      AMOUNTS     AMOUNTS
                                       -----       -----
                                   NIS MILLIONS  NIS MILLIONS
                                       -----       -----

On-demand deposits                      8.7         11.4
Fixed-term and other deposits          13.9         37.0
Savings deposits                        4.1          6.2
                                      -----        -----

Total deposits from the public         26.7         54.6
                                      =====        =====

NOTE 10 - DEPOSITS OF BANKS

                                                        DECEMBER 31  DECEMBER 31
                                                           2008        2007
                                                           -----       -----
                                                         REPORTED    REPORTED
                                                          AMOUNTS     AMOUNTS
                                                           -----       -----
                                                      NIS MILLIONS  NIS MILLIONS
                                                           -----       -----

Special line of credit from the Bank of Israel (1)            -        481.2
                                                          -----        -----

Total deposits of banks                                       -        481.2
                                                          =====        =====

     (1)  See Note 17 regarding a pledge provided as security for credit received from the Bank of Israel.

NOTE 11 - PERPETUAL DEPOSIT

     This deposit of the Israeli Treasury is unlinked and is convertible at any time, at the request of the Israeli Treasury, into Ordinary "B" shares of the Bank, at their par value.

     The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of
     Israel in place of the deposit, on identical terms and conditions.

                                     F - 88

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL NOTES

     This series of capital notes bearing interest at the rate of 7.5% per annum was issued at a par value of $49,976,000 and was due on December 31, 1998.
     The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the past years, notes of a par value of $ 44,730,755 were redeemed.
     Accordingly, the balance of notes still outstanding as of December 31, 2008 amounted to $ 5,245,245. On December 31, 2008, the Bank initiated repayment of the entire balance of the principle. The repayment was implemented pursuant to the terms of the prospectus, plus a premium of 5%. At the same time, the deposit of the Bank with the Treasury which bore terms that paralleled the terms of the capital notes was repaid - see Note 5.

NOTE 13 - OTHER LIABILITIES

                                                                         DECEMBER 31  DECEMBER 31
                                                                            2008        2007
                                                                            -----       -----
                                                                          REPORTED    REPORTED
                                                                           AMOUNTS     AMOUNTS
                                                                            -----       -----
                                                                        NIS MILLIONS  NIS MILLIONS
                                                                            -----       -----

Excess of provision for severance pay and pensions over
 amounts funded (see Note 18)                                                24.8        21.3

Provision for vacation pay and unutilized sick leave (see Note 18)            4.3         4.3

Prepaid income                                                                  -         0.5

Credit balances in respect of derivative financial instruments                1.1         0.6

Allowance for doubtful debts in respect of an off-balance sheet item          0.1         1.3

Sundry creditors and credit balances                                         33.6        22.7
                                                                            -----       -----

Total other liabilities                                                      63.9        50.7
                                                                            =====       =====

                                     F - 89

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING PREFERENCE SHARES

     A.   COMPOSITION:

                                                                     DECEMBER 31  DECEMBER 31
                                                                        2008        2007
                                                                        -----       -----
                                                                      REPORTED    REPORTED
                                                                       AMOUNTS     AMOUNTS
                                                                        -----       -----
                                                                   NIS MILLIONS  NIS MILLIONS
                                                                        -----       -----

                                                                            -            -
"D" Preference shares linked to the US dollar (1)                        62.2         62.9
"DD" Preference shares linked to the US dollar (1)                      210.6        213.1
Dividends in arrears in respect of the aforementioned shares (2)         63.0            -
                                                                        -----        -----

Total non-participating shares                                          335.8        276.0
                                                                        =====        =====

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating Preference shares.

     (2)  For details of the amount of the dividend in arrears, see Note 16E.

      B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
           PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                        AUTHORIZED           ISSUED AND PAID
                                                         ---------       -------------------------
                                                           2008            2008            2007
NUMBER                                                   ---------       ---------       ---------
OF SHARES      CLASS OF SHARES                              NIS             NIS             NIS
---------      --------------------------------------    ---------       ---------       ---------

135,399        "B" Ordinary shares of NIS 0.1 each        13,539.9        13,489.9        13,489.9

164,000        7.5% cumulative "D" Preference
               shares of NIS 0.03 each, linked to the
               US dollar at the rate of
               $1 = NIS 0.0003, redeemable
               at a premium of 5 5/8%
               (redemption dates will be
               determined by the Bank subject
               to approval by the Israeli Treasury)          4,920         4,904.3         4,904.3

60,000         7.5% cumulative  "DD" Preference
               shares of NIS 2.1 each, linked to the
               US dollar at the rate of
               $1 = NIS 0.0021 redeemable (without
               premium) (redemption dates will be
               determined by the Bank, subject to
               approval by the Israeli Treasury)           126,000       116,358.9       116,358.9
                                                         ---------       ---------       ---------

               Total shares                              144,459.9       134,753.1       134,753.1
                                                         =========       =========       =========

                                     F - 90

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

     F.   All the non-participating shares are not traded on the Tel-Aviv Stock
          Exchange.

                                     F - 91

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 15 - PARTICIPATING PREFERENCE SHARES *

     A.   COMPOSITION:

                                                                     DECEMBER 31  DECEMBER 31
                                                                        2008        2007
                                                                        -----       -----
                                                                      REPORTED    REPORTED
                                                                       AMOUNTS     AMOUNTS
                                                                        -----       -----
                                                                   NIS MILLIONS  NIS MILLIONS
                                                                        -----       -----

"C" Preference shares linked to the US dollar (1)                        64.6         65.4
"CC" Preference shares linked to the US dollar (1)                       38.0         38.4
"CC1" Preference shares linked to the US dollar (1)                      66.0         66.8
Dividends in arrears in respect of the aforementioned shares (2)         35.0            -
                                                                        -----        -----

Total participating shares                                              203.6        170.6
                                                                        =====        =====

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating Preference shares.

     (2)  For details of the amount of the dividend in arrears, see Note 16E.

     B.   ADDITIONAL DATA REGARDING THE PARTICIPATING PREFERENCE SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                 AUTHORIZED       ISSUED AND PAID
                                                                 ---------   ----------------------
                                                                   2008        2008         2007
NUMBER                                                           ---------   ---------    ---------
OF SHARES      CLASS OF SHARES                                      NIS         NIS          NIS
---------      --------------------------------------            ---------   ---------    ---------

17,000,000     6% cumulative "C" participating
               Preference shares of NIS 0.00018 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.00018                                      3,060       3,060         3,060

1,000,000      6% cumulative "CC" participating
               Preference shares of NIS 0.0003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.0003                                       3,000       3,000         3,000

1,740,000      6% cumulative "CC1" participating
               Preference shares of NIS 0.0003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.0003                                       5,220       5,204         5,204
                                                                 ---------   ---------     ---------

               Total shares                                         11,280      11,264        11,264
                                                                 =========   =========     =========

     *    For information regarding the accounting classification of the participating preference shares as a result of the initial implementation of Accounting Standard No. 22, see Note 1D.

                                     F - 92

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

         The participating shares are traded on the Tel-Aviv Stock Exchange.

         C.       For rights in dividend distributions - see Note 16D.

         D.       For cessation of dividend distributions - see Note 16E.

         E.       For rights upon liquidation - see Note 16F.

                                     F - 93

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY

     A.   The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                 AUTHORIZED      ISSUED AND PAID
                                                                 ---------    ----------------------
                                                                   2008         2008         2007
NUMBER                                                           ---------    ---------   ----------
OF SHARES      TYPE OF SHARES                                       NIS          NIS          NIS
---------      --------------------------------------            ---------    ---------   ----------

16,000         "A" Ordinary shares of NIS 0.1 each                   1,600        1,510        1,510

1              "B1" Ordinary share of
               NIS 0.1                                                 0.1          0.1          0.1

1,000,000      8% cumulative participating
               Preferred Ordinary shares of
               NIS 0.001 each                                        1,000        1,000        1,000

50,100         Unclassified shares of NIS 0.1
               Each                                                  5,010            -            -
                                                                 ---------    ---------    ---------
               Total shares                                        7,610.1      2,510.1      2,510.1
                                                                 =========    =========    =========

          The Ordinary Preferred shares are traded on the Tel Aviv Stock
          Exchange. None of the other shares are traded.

                                     F - 94

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preferred shares grant their holders the right to receive notification regarding general shareholders'
     meetings of the Bank, and to participate and vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preferred share has one vote.

     C.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the Board of Directors is
     comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class Ordinary shares. Every 1015 "A" class Ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The appointment of outside directors is done in accordance with an agreement that was signed in July 2001 between Bank Leumi le-Israel B.M., Leumi Industrial
     Development Bank Ltd., Poalim Trust Services Ltd., Bank Hapoalim B.M.,
     Israel Discount Bank Ltd., the nominee company of Israel Discount Bank
     Ltd., and Discount Investments Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and
     Government decision, one outside director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional outside director is appointed by the general meeting on account of the State's rights to appoint directors and in accordance with its proposal. On the basis of the number of Ordinary "A" shares held by the aforementioned three banking groups and by the State, and the key for appointing a director in respect of each 1015 shares of this class, the three banking groups and the State are entitled to appoint a total of fourteen directors: the Leumi Group three directors, the Discount Group two directors, the Hapoalim Group
     (taking into consideration the rights to appoint directors is borrowed from other holders) two directors, and the State seven directors. The Chairman of the Board of the Bank is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares and, upon his appointment as the additional director, he also becomes the
     Chairman of the Board.

     In view of the reduction in the scope of the activity of the Bank and in the number of its employees, the aforementioned three banking groups and the State agreed to reduce the number of directors appointed by them by virtue of their holding Ordinary "A" shares, so that the State will actually appoint four directors only, the Leumi Group two directors, the
     Discount Group one director and the Poalim Group one director. These numbers include the outside directors who are appointed as above.

     D.   RIGHTS TO RECEIVE A PREFERRED DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) on the paid-in capital of "C" class Preference shares, the paid in capital of "CC" class Preference shares and the paid-in capital of "CC1"
     class Preference shares, and of 7 1/2% per annum (plus necessary
     adjustmenTS due to linkage to the dollar) on the paid-in capital of "D"
     class Preference shares, and the paid-in capital of "DD" class Preference shares, all dividends being pari-passu and pro-rata to the paid-in capital of the aforementioned shares, and then will distribute an 8% cumulative preferred dividend on the paid in capital of Ordinary Preferred shares.
     However, if until then preferred dividends in arrears on the shares accumulated, they will be distributed prior to the other dividends.

                                     F - 95

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION

     The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the Preference shares and of the Ordinary Preferred shares the quarterly dividend for the second quarter of 2002.

     The issued share capital of the Bank includes Preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of 1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preferred dividend that was related to the second quarter of 2002. Following the losses of the Bank in
     2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law -
     1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. The hearing on the two originating motions was consolidated. The court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved. On August 5, 2007, a ruling was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest on the perpetual deposits does not accrue.

     At its meeting on October 9, 2007, the Board of Directors of the Bank
     discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the
     Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. The Bank's appeal was submitted to the Supreme Court on January 6, 2008.

                                     F - 96

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     At the aforementioned meeting, the Board of Directors of the Bank also discussed the ramifications of the aforementioned ruling on the continuation of its policy regarding the distribution of the dividend on the Preference shares (Preferred C, CC, CC1, D and DD shares). In view of the stipulation of the ruling pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed
     (a stipulation which the Bank is not appealing), and after the Board of
     Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the ruling no longer gain anything by the non-distribution of the dividend), the Board of Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting) to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which are present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance
     Ministry, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution -
     prior or concurrent - of the preferred dividend in arrears on those shares
     (since, in view of the wording of the ruling, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of Association and to empower the
     Chairman of the Board to set the date for its convening; 3) to petition the
     Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the
     Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income).

     In accordance with the aforementioned decision of the Board of Directors of the Bank, the general meeting of the Bank convened on January 7, 2008, and on its agenda were the aforementioned proposals to amend the Articles of
     Association of the Bank, so that the Articles of Association would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's Articles of Association. The Bank announced that it did not object to adding the State, as requested.

     As part of the Arrangement Plan between the Bank and its shareholders, which was approved by the court on November 24, 2008, it was stipulated that upon the approval of the plan, the originating motion submitted by the aforementioned financial institutions against the Bank will be rejected, as well as the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury.

     Accordingly, a short time after the aforementioned approval of the plan, the appropriate petitions were filed to reject both the originating motion of the aforementioned financial institutions and the appeal of the Bank, and the motion and the appeal were rejected, as requested.

                                     F - 97

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The Arrangement Plan that was approved contains two alternative scenarios, each of which includes stipulations and results regarding the issue of the dividend that accrued on the C, CC, CC1, D, and DD shares:

     SCENARIO I - the sale of the shares of the Bank, in accordance with the
     Arrangement Plan, by December 31, 2009.

     In this case, the D and DD shares not held by the State of Israel will be redeemed in accordance with the terms of redemption set out in the terms of the issuance of those shares, so that as part of the redemption, the D and
     DD shareholders will be paid the full preferred dividend in arrears that accrued on their shares in respect of the period from July 2002 up to and including the day preceding the date of redemption (such arrears will be paid back-to-back by the State to the Bank as interest on its perpetual deposits with the Treasury in respect of that period).

     The D and DD shares held by the State will not be redeemed, rather they will constitute part of the sold shares and the State will not receive for them the prefereed dividend in arrears accrued thereupon.

     The C, CC, and CC1 shares will constitute part of the sold shares, and the holders thereof will not receive the preferred dividend in arrears that accrued on their shares. Notwithstanding, the calculation of their share of the consideration of the overall sale also takes into account their claim to receive the dividend in arrears.

     The shareholders will waive all claims against the Bank, including regarding the distribution or non-distribution of a dividend, including the cumulative dividend in arrears.

     SCENARIO II - the sale of the shares of the Bank, in accordance with the
     Arrangement Plan, will not be completed by December 31, 2009.

     In this case:

     o    On December 31, 2009, or when a liquidation order is issued against the Bank, or when a resolution for voluntary liquidation is passed by the General Meeting of the Bank (the earliest of the three options), the Bank will pay the holders of the C, CC, and CC1 shares (and will receive back-to-back from the State as interest on the perpetual deposits of the Bank with the Treasury in respect of the period until their return to the Bank) half of the preferred dividend in arrears, at an annual rate of 6% that accrued on their shares in respect of the period July 1, 2002 - July 31, 2008, plus linkage differentials and interest by law.

     o    The holders of the C, CC, and CC1 shares will waive all claims against the Bank, regarding the non-distribution of a dividend in the period starting July 1, 2002 and ending on the date of the payment of the dividend in arrears, without such waiver constituting a derogation of their rights pursuant to the articles of the Bank to the accrual of a preferred dividend in respect of their shares, including in respect of the aforementioned period.

     o    The State will waive all claims against the Bank, the receiver of the
          Bank, and the liquidation fund of the Bank in connection with 50% of the preferred dividend in arrears that accrued on the D and DD shares held by the State, in respect of the period that began on July 1, 2002 and ended on July 31, 2008.

     o    The Bank will waive all claims against the State in connection with the payment of interest on the perpetual deposits held by it with the
          Treasury, except for that part thereof that reflects the proceeds of the issue of the D and DD shares held by the public.

                                     F - 98

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     The significance of the aforementioned stipulations of the Arrangement Plan is as follows:

     PARTICIPATING PREFERENCE SHARES (C, CC, CC1) - In the event that the sale of the shares of the Bank is not consummated by December 31, 2009, they will receive half of the preferred dividend (at an annual rate of 6%)
     accrued in respect of their shares from July 1, 2002 through July 31, 2008, in a total amount of NIS 28.1 million (plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment).
     Concurrently, the Bank will receive an identical amount from the State as interest on the perpetual deposits of the Bank with the Treasury. In view of this, the abovementioned amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend accrued on the shares from July 1, 2002 through December 31, 2008, in an amount of NIS
     35.0 million, was added to the liability in respect of the Preference shares. In the event that the sale of the shares of the Bank as part of the
     Arrangement is implemented, the Preference shareholders waive all of their claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD1) HELD BY THE STATE - In the
     event that the sale of the shares of the Bank is not consummated by
     December 31, 2009, the State will waive half of the preferred dividend (at an annual rate of 7.5%) accrued on its shares from July 1, 2002 until July
     31, 2008, in an amount of $14.6 million. Therefore, this amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend that accrued on these shares from July 1, 2002 until
     December 31, 2008, in an amount of NIS 63.0 million, was added to the liability in respect of these Preference shares. In the event that the sale of the shares of the Bank as part of the Compromise and Arrangement Plan is implemented, the State as the holder of these shares waives all of its claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD1) HELD BY THE PUBLIC - The
     right of the shareholders to receive the preferred dividend in arrears that accrued on their shares is fully preserved. The amount of the preferred dividend that accrued on these shares is NIS 14.6 million as of December
     31, 2008. This amount was not recorded in the financial statements and it is equal to the amount of the interest on the balance of the perpetual deposits of the Bank with the Treasury which was also not recorded in the financial statements of the Bank. In the event that the sale of the shares of the Bank as part of the Compromise and Arrangement Plan is implemented, the Bank will redeem these shares at their dollar value and will pay the entire dividend in arrears. Concurrently, the State will pay the Bank as interest on the perpetual deposit the entire dividend in arrears in respect of these shares.

     F.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, the balance of all the assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's
     Articles of Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of Preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As of December 31, 2008, the accrued amount of the preferred dividend in arrears is NIS 140.7 million (as of December 31, 2007 - NIS 170.1 million). Of the aforementioned dividend in arrears, an amount of NIS 98.0 million is included in the financial statements of the Bank as part of the entire amount of Preference shares. According to the Compromise and
          Arrangement Plan approved by the court, in the event that the sale of the shares of the Bank is not implemented, an amount of NIS 28.1 million is supposed to be received from the State as payment of interest on the perpetual deposits and, therefore, that amount is not presented in the financial statements of the Bank. In the event that the sale of the shares of the Bank is consummated by December 31,
          2009, then as part of the arrangement, the shareholders of the
          Preference C, CC, and CC1 shares and the State, as holders of D and DD shares, waive their rights to receive the dividend in arrears that accrued to the date of the sale.

                                     F - 99

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     o    Second - to pay cumulative preferred dividends in arrears to Preferred
          Ordinary shares. As of December 31, 2008, the dividends in arrears in respect of the Preferred Ordinary shares amount to NIS 520 (as of
          December 31, 2007 - NIS 440). In the event that the sale of the shares of the Bank is implemented, the shareholders waive their right to receive the dividend in arrears, as part of the Arrangement.

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class Preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class Preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class
          Preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class Preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class Preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As of December 31, 2008, the aforementioned amounts to NIS 441.4 million (as of December 31, 2007 - NIS 446.6 million).

     o    Fourth - to refund paid in capital of Preferred Ordinary shares. As of
          December 31, 2008, the aforementioned amounts to NIS 1,000 (as of
          December 31, 2007 - NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" Ordinary shares, to refund paid in capital of class "B" Ordinary shares, and to refund paid in capital of class "B1" Ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As of December 31, 2008, the aforementioned amounts to NIS 14 thousand
          (as of December 31, 2007 - NIS 14 thousand).

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation and/or at any earlier date as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" Ordinary share. As of
          December 31, 2008, the aforementioned difference amounts to NIS 445.7 million (as of December 31, 2007 - NIS 402.3 million). Since the aforementioned difference was received from the State at December 31,
          2008, this amount remains fixed and does not change.

     o    Seventh - the remainder of ordinary assets will be distributed between the holders of the class "A" Ordinary shares, the holders of the
          Preferred Ordinary shares, and the holders of the C, CC and CC1
          Preference shares, according to the paid in capital of these shares and at the ratio of ten per each agora of paid in class "A" Ordinary shares, ten per each agora of paid in Preferred Ordinary shares, ten per each agora of paid in class "C" Preference shares, six per each agora of paid in class "CC" Preference shares and six per each agora of paid in class "CC1" Preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares.

                                     F - 100

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

     The following is the calculation of capital adequacy in accordance with
     Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal
     Capital Ratio" and "Capital Allocation with respect to Exposure to Market
     Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                            DECEMBER 31    DECEMBER 31
                               2008           2007
                               -----        -----
                             REPORTED       REPORTED
                              AMOUNTS       AMOUNTS
                               -----        -----
                           NIS MILLIONS  NIS MILLIONS
                               -----        -----

First tier capital              98.9        100.4
Second tier capital (1)         98.9        100.4
                               -----        -----

Total capital                  197.8        200.8
                               =====        =====

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                     F - 101

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

CREDIT RISK
                                                DECEMBER 31, 2008            DECEMBER 31, 2007
                                             ----------------------       -----------------------

                                                        WEIGHTED CREDIT              WEIGHTED CREDIT
                                           BALANCES(2)   RISK BALANCES   BALANCES(2)  RISK BALANCES
                                             -------        -------        -------        -------
                                                               REPORTED AMOUNTS
                                             ----------------------------------------------------
                                           NIS MILLIONS  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                             -------        -------        -------        -------

ASSETS
Cash and deposits with banks                   575.3          115.1           33.8            5.6
Securities                                      37.9           32.7           46.3           36.8
Credit to the public (1)                     5,107.1          403.8        5,521.1          547.8
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                               32.7              -          873.5              -
Buildings and equipment                          0.5            0.5            0.8            0.8
Other assets                                     3.3            0.5            7.2            2.0
                                             -------        -------        -------        -------

Total assets                                 5,756.8          552.6        6,482.7          593.0
                                             =======        =======        =======        =======

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS
Transactions representing credit risk          142.5          127.6          180.4          163.4
Derivative financial instruments               120.0            2.4           47.5            0.9
                                             -------        -------        -------        -------

Total off-balance sheet financial
 instruments                                   262.5          130.0          227.9          164.3
                                             -------        -------        -------        -------

Total credit risk assets                     6,019.3          682.6        6,710.6          757.3
Market risk                                        -          386.8              -          548.0
                                             -------        -------        -------        -------

Total risk assets                            6,019.3        1,069.4        6,710.6        1,305.3
                                             =======        =======        =======        =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2)  Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                                     F - 102

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                      DECEMBER 31  DECEMBER 31
                                                                         2008         2007
                                                                         ----         ----
                                                                           %            %
                                                                         ----         ----

Ratio of first tier capital to total risk assets                          9.2          7.7
Ratio of second tier capital to total risk assets                         9.2          7.7
                                                                         ----         ----

Ratio of total first and second tier capital to total risk assets        18.4         15.4
                                                                         ====         ====

         On August 1, 2008,  the "banking  license" of the Bank expired.  In his letter dated July 27,
         2008,  the  Supervisor of Banks notified the Bank that he was exempting the Bank from various provisions  of  the  Proper  Banking  Procedure  Directives,  including  the  directive  that requires banking entitiess to maintain a minimum capital ratio.

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

     A.   In connection with receipt of the special line of credit from the Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel (that was amended on December 29, 2005 and June
          12, 2008), whereby the Bank registered a first degree floating pledge on all of its assets, excluding certain assets. On December 31, 2008, the Bank repaid the credit line. On January 11, 2009, the Companies
          Registrar (at the request of the Bank of Israel) erased the lien that was recorded in respect of the aforementioned debenture and its amendments.

     B.   As of December 31, 2008, deposits with banks in the amount of NIS 10.5 million have been pledged by the Bank in favor of those banks
          (December 31, 2007 - NIS 10.0 million). The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

                                     F - 103

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1.   The Bank's liability for the payment of severance pay to its employees, which is calculated as customary on the basis of one monthly salary per each year of employment, is fully covered by payments and deposits with recognized pension and provident funds, the purchase of insurance policies and by the unfunded provision in the books.

     2.   Commencing on July 15, 2002, Mr. U. Galili has served as the General
          Manager of the Bank. Commencing on August 14, 2002, Dr. Ra'anan Cohen
          has served as the Chairman of the Board of Directors of the Bank. On
          September 1, 2002, Mr. A. Savir joined the Bank's management. Mr.
          Savir serves as Deputy General Manager and as Credit Supervisor of the
          Bank.

          During 2008, the Board of Directors of the Bank decided to extend the tenure of Messrs. A. Galili, Dr. R. Cohen, and A. Savir until the earliest of December 31, 2009, the date on which the Bank is privatized or commencement of liquidation proceedings. The extension of the terms of employment of Dr. R. Cohen until that date was also ratified by the general meeting of the Bank. On May 4, 2008, the
          Supervisor of Wages and Labor Agreements at the Finance Ministry
          approved the decisions of the institutions of the Bank which had been passed back in 2007 whereby the Chairman of the Board of the Bank, the
          General Manager and the Deputy General Manager are entitled upon conclusion of their tenure (with that term including through transfer of control of the Bank) to additional severance pay (beyond the amounts provided for them to managers insurance policies and/or pension funds) at a rate of one month's salary for every year of service and the relative part of a month in respect of each part of a year. During 2008, in connection with the early retirement plan and the plan for the privatization of the Bank, the institutions of the
          Bank approved that Messrs. A. Galili, Dr. R. Cohen, and A. Savir shall be entitled upon termination of their tenure to redemption of three months' advance notice, in lieu of actual notice of three months as stipulated in their employment agreements and to a three-month period of paid acclamation time, with the redemption thereof based on their monthly salaries at the time of the termination of the tenure. The decision of the institutions of the Bank was also ratified by the
          Supervisor of Wages and Labor Agreements at the Finance Ministry. The
          total cost of the benefits that were approved for all of the three amounts to NIS 2.1 million as of December 31, 2008. In respect of this liability, the Bank set up an appropriate provision in its accounting records.

     3.   On November 16, 2008, a new collective agreement was signed by the
          Bank, the Histadrut and the Bank's workers committee, in connection with the termination arrangements of employees who are employed under the Bank's collective agreements. This agreement was approved by the
          Supervisor of Wages and Labor Agreements at the Finance Ministry and
          it replaces the previous collective agreements that regulated the terms of termination of these employees. The agreement of November 16,
          2008 sets forth the right of management to dismiss employees as part of the reduction in the Bank's activity, extends the validity of the reductions that were agreed to in the past in connection with the wages of the employees and the fringe benefits to which they are entitled, and grants various benefits to employees in the event of dismissal (including resignations to be treated as dismissals).
          According to the agreements, there are two termination tracks for dismissed employees: a severance track and a pension track. A dismissed employee in the pension track is one whose seniority is at least 20 years and who is at least 50 years old and who, upon dismissal is entitled to early pension.

                                     F - 104

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (cont'd)

          3. (cont'd)

          A dismissed employee who does not meet these two conditions together, belongs to the severance track, in which he is entitled to enhanced severance pay. In the event of the privatization or liquidation of the
          Bank and/or if the privatization is not implemented by December 31,
          2009, then immediately thereafter, employees are allowed to resign and be treated as if they had been dismissed, but the Bank has the right to require the employee to continue working for an additional period of time. According to the agreement, part of the termination payments to the employees will be deposited in trust with a trust company. For this purpose, the Bank engaged the trust company of an Israeli bank which will serve as trustee. The collective agreement of November 16,
          2008 will be in effect until the termination of the last employee to which the agreement applies. The waivers and part of the benefits set forth in the aforementioned collective agreements also apply and/or will apply to some of the employees of the Bank who are employed under personal contracts.

          The Bank recorded the necessary provisions to cover the agreement. As of December 31, 2008, the balance of the provision in respect of the severance pay to be paid to the employees amounts to NIS 21.1 million
          (excluding payroll tax), compared with an amount of NIS 18.2 million as of December 2007.

     4.   During 2006, the employment contracts of three senior employees employed under "personal contracts" were amended so as to apply to such contracts the terms of termination that apply to the employees who are employed under the Bank's collective agreements. During 2008, the institutions of the Bank ratified the application to these contracts of the terms of the collective agreement dated November 16,
          2008. The application of the terms of the collective agreements to the aforementioned three employees was ratified by the Supervisor of Wages and Labor Agreements at the Finance Ministry.

          In respect of these liabilities, amounting at December 31, 2008 to NIS
          7.7 million (December 31, 2007 - NIS 6.7 million), there is an appropriate provision included in the reserve for severance pay.

     5.   The following table presents the data relating to provisions and funding for severance pay included in the balance sheet:

                                                      DECEMBER 31  DECEMBER 31
                                                          2008        2007
                                                          ----        ----
                                                        REPORTED    REPORTED
                                                         AMOUNTS     AMOUNTS
                                                          ----        ----
                                                     NIS MILLIONS  NIS MILLIONS
                                                          ----        ----

Provision for severance pay                               46.6        43.4
Amounts funded with pension and provident funds
 (including earnings thereon)                             23.3        22.1
                                                          ----        ----
Unfunded provision included in "Other liabilities"        24.8        21.3
                                                          ====        ====

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

                                     F - 105

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     B.   UNUTILIZED SICK LEAVE

     Employees who retire (to pension) or are terminated are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as of the balance sheet date totals NIS 2.5 million (December 31,
     2007 - NIS 2.5 million) and is included in the "Other liabilities" item.

     C.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 1.8 million as of the balance sheet date (December 31, 2007 - NIS 1.7 million). The balance is included in "Other liabilities" item.

                                     F - 106

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                            DECEMBER 31, 2008
                                 --------------------------------------------------------------------------
                                                           FOREIGN CURRENCY OR LINKED
                                    ISRAELI CURRENCY                THERETO
                                 ---------------------       ---------------------
                                              LINKED TO        US            OTHER    NON-MONETARY
                                 UNLINKED      THE CPI       DOLLAR       CURRENCIES     ITEMS       TOTAL
                                 -------       -------       -------       -------      -------     -------
                              NIS MILLIONS  NIS MILLIONS   NIS MILLIONS  NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                 -------       -------       -------       -------      -------     -------

ASSETS
Cash and deposits
 with banks                        558.9           1.2          15.1           0.1            -       575.3
Securities                             -           0.2             -             -         37.7        37.9
Credit to the public                73.8         235.1       4,785.4          12.8            -     5,107.1
Credit to governments                  -           2.8             -             -            -         2.8
Fixed assets                           -             -             -             -          0.5         0.5
Other assets                         2.4           0.5             -             -          0.4         3.3
Perpetual deposits with
 the Israeli Treasury                  -             -          29.9             -            -        29.9
                                 -------       -------       -------       -------      -------     -------

Total assets                       635.1         239.8       4,830.4          12.9         38.6     5,756.8
                                 -------       -------       -------       -------      -------     -------

LIABILITIES
Deposits of the public              17.5           9.1           0.1             -            -        26.7
Deposits of
 the Government                        -         225.9       4,796.7             -            -     5,022.6
Perpetual deposit                    0.1             -             -             -            -         0.1
Other liabilities                   24.6          37.3           0.9           1.1            -        63.9
Non-participating shares               -             -         335.8             -            -       335.8
Participating shares                   -             -         203.6             -            -       203.6
                                 -------       -------       -------       -------      -------     -------

Total liabilities                   42.2         272.3       5,337.1           1.1            -     5,652.7
                                 -------       -------       -------       -------      -------     -------

Difference                         592.9         (32.5)       (506.7)         11.8         38.6       104.1

Forward transactions, net          (95.9)         35.8          71.6         (11.5)           -           -
                                 -------       -------       -------       -------      -------     -------

Total                              497.0           3.3        (435.1)          0.3         38.6       104.1
                                 =======       =======       =======       =======      =======     =======

                                     F - 107

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                     DECEMBER 31, 2007
                                 --------------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                    THERETO
                                 -----------------------         -----------------------
                                                 LINKED TO         US            OTHER         NON-MONETARY
                                UNLINKED          THE CPI        DOLLAR        CURRENCIES         ITEMS          TOTAL
                                 -------         -------         -------         -------         -------        -------
                              NIS MILLIONS    NIS MILLIONS    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                 -------         -------         -------         -------         -------        -------

ASSETS
Cash and deposits
 with banks                         20.3             3.8             9.6             0.1               -           33.8
Securities                             -             0.5               -               -            45.8           46.3
Credit to the public               104.0           340.2         5,060.2            16.7               -        5,521.1
Credit to governments                  -             4.5            20.2               -               -           24.7
Fixed assets                           -               -               -               -             0.8            0.8
Other assets                         6.1               -               -               -             1.1            7.2
Perpetual deposits with
 the Israeli Treasury                  -           848.8               -               -               -          848.8
                                 -------         -------         -------         -------         -------        -------

Total assets                       130.4         1,197.8         5,090.0            16.8            47.7        6,482.7
                                 -------         -------         -------         -------         -------        -------

LIABILITIES
Deposits of the public              29.4            24.7             0.5               -               -           54.6
Deposits of banks                  481.2               -               -               -               -          481.2
Deposits of
 the Government                        -           256.6         5,062.6               -               -        5,319.2
Perpetual deposit                    0.1               -               -               -               -            0.1
Capital notes                          -               -            20.2               -               -           20.2
Other liabilities                   16.8            31.9             1.5               -             0.5           50.7
Non-participating shares               -               -           276.0               -               -          276.0
Participating shares                   -               -           170.6               -               -          170.6
                                 -------         -------         -------         -------         -------        -------

Total liabilities                  527.5           313.2         5,531.4               -             0.5        6,372.6
                                 -------         -------         -------         -------         -------        -------

Difference                        (397.1)          884.6          (441.4)           16.8            47.2          110.1

Forward transactions, net           46.5           (30.0)              -           (16.5)              -              -
                                 -------         -------         -------         -------         -------        -------

Total                             (350.6)          854.6          (441.4)            0.3            47.2          110.1
                                 =======         =======         =======         =======         =======        =======

                                     F - 108

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
MATURITY DATE (1)

REPORTED AMOUNTS

                                                                                                                     DECEMBER 31, 2008
                                          ----------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                         ON DEMAND
                                            AND                                                                                                                                                          TOTAL
                                           UP TO       FROM ONE   FROM THREE    FROM ONE     FROM TWO    FROM THREE     FROM FOUR    FROM FIVE      FROM TEN       OVER         TOTAL      WITHOUT      BALANCE
                                            ONE        TO THREE    MONTHS TO     TO TWO      TO THREE      TO FOUR       TO FIVE       TO TEN      TO  TWENTY     TWENTY        CASH       MATURITY      SHEET
                                           MONTH        MONTHS     ONE YEAR       YEARS        YEARS        YEARS         YEARS         YEARS         YEARS        YEARS        FLOWS       DATE(2)     AMOUNT(3)
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
                                            NIS          NIS          NIS          NIS          NIS          NIS           NIS           NIS          NIS          NIS           NIS          NIS          NIS
                                         MILLIONS     MILLIONS     MILLIONS     MILLIONS     MILLIONS     MILLIONS      MILLIONS      MILLIONS     MILLIONS     MILLIONS      MILLIONS     MILLIONS     MILLIONS
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------

UNLINKED ISRAELI CURRENCY
Assets                                      560.4          9.3         19.0          1.7          1.1          0.1             -             -             -            -        591.6         51.2        635.1
Liabilities                                  10.7          6.8          0.2            -            -            -             -             -             -            -         17.7         24.7         42.2
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                  549.7          2.5         18.8          1.7          1.1          0.1             -             -             -            -        573.9         26.5        592.9
Derivative instruments
 excluding options                          (75.5)       (20.4)           -            -            -            -             -             -             -            -         95.9            -        (95.9)
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                        3.3          7.4         35.1         42.3         35.2         33.3          33.5          96.0          56.3            -        342.4            -        239.8
Liabilities                                   0.2         12.2         43.1         48.9         49.6         46.8          46.5           2.3           1.8            -        251.4         37.3        272.3
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                    3.1         (4.8)        (8.0)        (6.6)       (14.4)       (13.5)        (13.0)         93.7          54.5            -         91.0        (37.3)       (32.5)
Derivative instruments
 excluding options                           15.4         20.4            -            -            -            -             -             -             -            -         35.8            -         35.8
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                       27.9        135.7        409.3        541.2        536.9        533.1         529.1       2,628.8       2,254.4            -      7,596.4         33.2      4,843.3
Liabilities                                   1.2        135.3        408.3        539.8        536.0        532.2         528.4       2,634.2       2,257.1            -      7,572.5        540.3      5,338.2
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                   26.7          0.4          1.0          1.4          0.9          0.9           0.7          (5.4)         (2.7)           -         23.9       (507.1)       494.9
Derivative instruments
 excluding options                           60.1            -            -            -            -            -             -             -             -            -         60.1            -         60.1
NON-MONETARY ITEMS
Assets                                          -            -            -            -            -            -             -             -             -            -            -         38.6         38.6
Liabilities                                     -            -            -            -            -            -             -             -             -            -            -            -            -
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                      -            -            -            -            -            -             -             -             -            -            -         38.6         38.6

TOTAL AS OF DECEMBER 31, 2008
ASSETS                                      591.6        152.4        463.4        585.2        573.2        566.5         562.6       2,724.8       2,310.7            -      8,530.4        123.0      5,756.8
LIABILITIES                                  12.1        154.3        451.6        588.7        585.6        579.0         574.9       2,626.5       2,258.9            -      7,841.6        602.3      5,652.7
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
DIFFERENCE                                  579.5         (1.9)        11.8         (3.5)       (12.4)       (12.5)        (12.3)         88.3          51.8            -        688.8       (479.3)       104.1
                                          =======      =======      =======      =======      =======      =======       =======       =======       =======      =======      =======      =======      =======

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 52.1 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

                                     F - 109

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                                     DECEMBER 31, 2008
                                          ----------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                         ON DEMAND
                                            AND                                                                                                                                                          TOTAL
                                           UP TO       FROM ONE   FROM THREE    FROM ONE     FROM TWO    FROM THREE     FROM FOUR    FROM FIVE      FROM TEN       OVER         TOTAL      WITHOUT      BALANCE
                                            ONE        TO THREE    MONTHS TO     TO TWO      TO THREE      TO FOUR       TO FIVE       TO TEN      TO  TWENTY     TWENTY        CASH       MATURITY      SHEET
                                           MONTH        MONTHS     ONE YEAR       YEARS        YEARS        YEARS         YEARS         YEARS         YEARS        YEARS        FLOWS       DATE(2)     AMOUNT(3)
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
                                            NIS          NIS          NIS          NIS          NIS          NIS           NIS           NIS          NIS          NIS           NIS          NIS          NIS
                                         MILLIONS     MILLIONS     MILLIONS     MILLIONS     MILLIONS     MILLIONS      MILLIONS      MILLIONS     MILLIONS     MILLIONS      MILLIONS     MILLIONS     MILLIONS
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------

UNLINKED ISRAELI CURRENCY
Assets                                       22.3          1.6         24.9         19.9          4.9          2.1           0.1             -             -            -         75.8         68.4        130.4
Liabilities                                  15.0         11.7          3.0            -            -            -             -             -             -            -         29.7     (4)510.0        527.5
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                    7.3        (10.1)        21.9         19.9          4.9          2.1           0.1             -             -            -         46.1       (441.6)      (397.1)
Derivative instruments
 excluding options                           16.5         20.1          9.9            -            -            -             -             -             -            -         46.5            -         46.5
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                        5.5         11.9         50.4         60.4         56.6         49.3          47.2         127.6          68.3            -        477.2        848.8      1,197.8
Liabilities                                   1.2         12.6         47.2         50.7         49.6         48.4          45.0          48.1           2.4            -        305.2         31.3        313.2
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                    4.3         (0.7)         3.2          9.7          7.0          0.9           2.2          79.5          65.9            -        172.0        817.5        884.6
Derivative instruments
 excluding options                              -        (20.1)        (9.9)           -            -            -             -             -             -            -        (30.0)           -        (30.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                       22.8        139.7        419.5        574.3        549.1        544.8         540.8       2,675.8       2,808.8            -      8,275.6          5.1      5,106.8
Liabilities                                   0.2        139.0        416.6        570.8        546.1        542.2         538.4       2,671.3       2,811.1            -      8,235.7        448.1      5,531.4
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                   22.6          0.7          2.9          3.5          3.0          2.6           2.4           4.5          (2.3)           -         39.9       (443.0)      (424.6)
Derivative instruments
 excluding options                          (16.5)           -            -            -            -            -             -             -             -            -        (16.5)           -        (16.5)
NON-MONETARY ITEMS
Assets                                          -            -            -            -            -            -             -             -             -            -            -         47.7         47.7
Liabilities                                     -            -            -            -            -            -             -             -             -            -            -          0.5          0.5
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
Difference                                      -            -            -            -            -            -             -             -             -            -            -         47.2         47.2

TOTAL AS OF DECEMBER 31, 2007
ASSETS                                       50.6        153.2        494.8        654.6        610.6        596.2         588.1       2,803.4       2,877.1            -      8,828.6        970.0      6,482.7
LIABILITIES                                  16.4        163.3        466.8        621.5        595.7        590.6         583.4       2,719.4       2,813.5            -      8,570.6        989.9      6,372.6
                                          -------      -------      -------      -------      -------      -------       -------       -------       -------      -------      -------      -------      -------
DIFFERENCE                                   34.2        (10.1)        28.0         33.1         14.9          5.6           4.7          84.0          63.6            -        258.0        (19.9)       110.1
                                          =======      =======      =======      =======      =======      =======       =======       =======       =======      =======      =======      =======      =======

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 67.7 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                     F - 110

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                        DECEMBER 31    DECEMBER 31
                                           2008           2007
                                         -------        -------
                                        REPORTED       REPORTED
                                         AMOUNTS        AMOUNTS
                                         -------        -------
                                      NIS MILLIONS    NIS MILLIONS
                                         -------        -------

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                 122.7          157.9
Guarantees to home purchasers               15.8           17.9
Other guarantees and liabilities             4.1            4.6

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 18A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2009. The annual rental payment and management fees in respect of this commitment, which are linked to the CPI, in respect of the period January 1, 2009 to August 31, 2009 amount to NIS 0.8 million.

     3.   As of January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of five years. As part of the agreement, the company with which the Bank signed the agreement undertook to provide the Bank with ongoing management and operational services of its information systems, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the information systems, data security, etc. During 2008, this agreement was extended for a period of three additional years until December 10,
          2011. Commencing on January 1, 2010, the Bank has the option of terminating the commitment upon six months' advance notice. The cost of the computer services for 2009 will amount to NIS 2.6 million.

     4.   During 2006, the Bank signed an agreement to receive storage and archive services for a period of four years, ending at the end of
          April 2010. The annual cost is estimated at NIS 78 thousand.

                                    F - 111

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   LETTERS OF INDEMNIFICATION FOR SENIOR OFFICERS AND OTHERS

     1)   In August 2002, the Bank issued to its officers and directors a letter of indemnification (the "first letter of indemnification") that was approved by the Audit Committee, Board of Directors and the shareholders' general meeting of the Bank. According to the letter of indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the letter of indemnification including, inter alia, the following events:

          o    The issuance of securities.

          o    Using voting rights and rights to appoint directors in a company in which the Bank held and/or will hold shares and/or in another company and/or business venture in which the Bank has or will invest.

          o    Voting for or against any decision of the board of directors, a committee, etc., of a company, entity or venture as
               aforementioned.

          o    The realizing of collateral provided to the Bank.

          o    The approval of credit and/or the provision of credit and other actions as part of the Bank's permissible business in accordance with the Banking Law (Licensing) - 1981.

          o    The holding of assets in trust.

          o    The providing of an underwriting commitment.

          o    A transaction in assets executed by the Bank for itself.

          o    The issuance of a report or notice as required by law.

          o    The receipt of licenses and permits.

          o    Events connected to employee-employer relations.

          o    The privatization of the Bank and any course of action performed to further the privatization or in connection therewith

          o    Any refraining from executing one or more of the aforementioned acts.

          The amount of the total cumulative indemnification that is payable according to the first letter of indemnification shall not exceed 25%
          of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640.3 million, meaning no more than NIS 160.1 million, linked to the CPI published in respect of
          March 2002. The letter of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the letter of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned letter of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
          The question of the amendment applying to existing letters of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the first letter of indemnification are uncertain.

                                    F - 112

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION LETTERS FOR SENIOR OFFICERS (CONT'D)

          In May 2008, the Bank wrote an additional letter of indemnification to officers and directors of the Bank (hereinafter - the "Second Letter of Indemnification") which was also approved by the Audit Committee, the Board of Directors and the general meeting of the Bank. The second letter of indemnification applies to transactions (as defined to include acts of omission and decisions) conducted commencing on August
          26, 2002 (which is the date on which the Prime Minister's Office, the
          Finance Ministry and the Bank of Israel decided on a package of steps in connection with the Bank, including the sale of its asset and liability portfolio) and that were performed and/or will be performed by officers and directors of the Bank by virtue of their being officers or directors of the Bank, or by virtue of any position or job in any company, the shares of which are and/or will be held by the
          Bank or in any corporation or other business project in which the Bank invested and/or will invest. The second letter of indemnification covers monetary indebtedness placed on the officers or directors in favor of another person by court ruling (including the a ruling rendered as part of a compromise or arbitration ruling approved by the court) and which are connected or which derive from events set out in the new letter of indemnification, that are events that the board of directors of the Bank found to be foreseeable in view of the activity of the Bank at the date of the approval of the new letter of indemnification.

          These events include, among other things, the following:

          o    The sale or assignment of credit and/or collateral

          o    Receipt of a special credit line from the Bank of Israel, the management and repayment thereof

          o    Adoption of the Bank's Run-off Plan and the implementation thereof

          o    Certain actions in connection with the current operations and activity of the Bank during the normal course of business

          o    Management of the risks of the Bank

          o    Certain actions in connection with the disclosure and recording requirements applicable to the Bank

          o    Resolutions and actions in connection with the distribution or non-distribution of a dividend

          o    Making insurance arrangements

          o    The repayment of the perpetual deposits of the Bank with the
               Treasury

          o    Making or furthering an arrangement between the Bank and its shareholders pursuant to article 350 of the Companies Law

          o    The privatization of the Bank

          The second letter of indemnification is in addition to the first letter of indemnification. The overall amount of the indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the second letter of indemnification and the overall amount of the indemnification in respect of the monetary indebtedness to be paid as part of the first letter of indemnification shall not exceed in the aggregate the ceiling for indemnification set out in the first letter of indemnification which, as mentioned above, amounts to NIS 160.1 million, linked to the Cost of Living Index in respect of March 2002.

                                    F - 113

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION LETTERS FOR SENIOR OFFICERS (CONT'D)

          In addition to the aforementioned monetary indebtedness, the second letter of indemnification also covers reasonable litigation costs, including attorney fees that officers or directors incurred or will be charged in certain proceedings. The second letter of indemnification went into effect upon submission on July 6, 2008 of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to Article 350 of the Companies Law - 1999, between the Bank and its shareholders.

     2)   On July 17, 2005 the Bank issued a letter of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank took legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The claim filed by the aforementioned customer also includes various allegations against the aforementioned employee.

     3)   On February 11, 2005 the Bank issued a letter of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The letter of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney are taking in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

     D.   LEGAL ACTIONS

     Legal actions were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims from the outside attorneys representing the
     Bank, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. On June 18, 2006, the Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. On September 4,
          2008, the plaintiff filed an objection to the approval of the
          Arrangement Plan between the Bank and its shareholders pursuant to
          Article 350 of the Companies Law - 1999.

                                    F - 114

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On November 24, 2008, as part of the deliberations in the court regarding the approval of the Arrangement Plan, the plaintiff and the
          Bank reached an agreement whereby the objection of the plaintiff to the Arrangement Plan will be rejected and the aforementioned appeal filed by the plaintiff to the Supreme Court will be removed. The Bank will pay an amount of NIS 100,000 (plus VAT) to cover the plaintiff's legal fees. On November 30, 2008, the Supreme Court issued its decision to remove the appeal.

     2)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the
          aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. The hearing on the two originating motions was consolidated.

                                    F - 115

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the
          Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. On
          August 5, 2007, a ruling was handed down by the Tel Aviv District
          Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the Preference shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on October 9, 2007, the Board of Directors of the Bank
          discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its opening motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the Preference shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. The appeal of the Bank was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the Board of Directors of the Bank also decided that in view of the ruling handed down by the
          Tel Aviv District Court on the originating motion of the Bank, it would be proper for the Bank to take steps towards the renewal of the distribution of the dividend and as such, it decided to take a number of steps including convening a general meeting of the Bank and recommending to the general meeting to amend the by-laws of the Bank so as to remove the existing impediment therein against the renewal of a dividend distribution to the shareholders of the Preference shares of the Bank. The general meeting of the Bank convened on January 7,
          2008 and rejected the proposed amendments to the by-laws of the Bank.
          On February 5, 2008, the financial entities that filed the originating motion against the Bank submitted a request to the court to add the
          State as an additional respondent to the originating motion due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to the Bank's by-laws. On
          February 24, 2008, the Bank responded to the aforementioned petition of the financial entities and gave notice that it does not object to adding the State as an additional respondent to the originating motion. On March 18, 2008, a "document of agreements" was signed between the State and the aforementioned financial entities, whereby the parties reached an agreement that, among other things, as part of the arrangement pursuant to Article 350 of the Companies Law - 1999, to be submitted by the Bank for court approval and which deals with the sale of the shares of the Bank or, alternatively, a partial payment of the preferred dividend to the shareholders of C, CC, and
          CC1 Preference shares, it would be stipulated that upon the approval of the arrangement by the court, the originating motion filed by the aforementioned financial entities would be rejected, as well as the appeal filed by the Bank regarding the decision of the Tel Aviv
          District Court in the matter of the rejection of the originating motion on the Bank, and that subject to receipt of the amounts due to the shareholders of the C, CC, and CC1 Preference shares (which also include the financial entities) pursuant to the Arrangement, they will waive their claims and suits in connection with the dividend. The
          Arrangement and Compromise Plan between the Bank and its shareholders
          (pursuant to Article 350 of the Companies Law - 1999) was submitted by the Bank to the court on July 6, 2008 and approved by the class meetings of the shareholders of the Bank on October 30, 2008 and
          November 6, 2008, and by the court on November 24, 2008. Further to the approval of the plan, as above, during the month of December 2008, both the originating motion submitted by the financial entities and the appeal filed by the Bank regarding the rejection of the originating motion filed by it were rejected.

                                    F - 116

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     3)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank over charged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney. The Bank counter-sued the plaintiff in respect of a debit balance with the
          Bank.

     4)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
          According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the
          Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

     5)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     6)   In August 2000, a suit was filed with the Tel Aviv-Jaffa District
          Court against one of the Bank's former senior executives and against
          24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive
          46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy. On June 29, 2008, a decision was issued whereby a conciliation agreement between the parties was approved. The agreement brought to a conclusion all of the disputes between the parties, without the former head of the Bank, who was one of the defendants, being required to make any payments whatsoever. To the best of the knowledge of the
          Bank, the repayment of the amount of the compromise by the parties who undertook to make such payment has not yet been made.

                                    F - 117

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 2 million.

     E    NON-REPORTING IN THE U.S. REGARDING SHARES CONSIDERED "ABANDONED"

     The Bank's D and DD Preference shares were issued in the U.S., as were some of the C and CC Preference shares and capital notes of the Bank. According to U.S. state law, under certain circumstances, a security that is unclaimed is considered to be "abandoned" and it must be reported each year to the state in which the last residence of the owner of the security is located. The same state is also entitled to take ownership of the security.
     The same applies to the payment of a dividend and/or interest and/or redemption in respect of securities not collected by the holders of the securities which, when certain conditions are fulfilled, are also considered to be "abandoned" and which must be reported and transferred.
     The shares and capital notes were issued in the U.S. many years ago and the ongoing handling of the securities was done by an agent in the U.S. The information which reached the Bank indicates that no reports were filed with the various states regarding securities which according to their laws became "abandoned" as well as payments in respect of the securities of the
     Bank which were not collected. Failure to file the required reports and the resultant non-transfer of the securities and/or the payments, may expose the bank to financial sanctions. This issue raises the question of "choice of law", whether the securities are indeed subject to U.S. law or to
     Israeli law, and additional questions such as the likelihood of sanctions and the possibility of having them cancelled, and to what extent the Bank is liable for the failure to report and transfer. Based on the decision of the Board of Directors of the Bank, at the end of 2008, the Bank instructed the agent in the U.S. to take steps to execute the reporting and transfer to states in the U.S. of the shares of the Bank and the dividends thereon that became "abandoned", and concurrently, the bank would notify the
     Administrator General in Israel who, in accordance with the Administrator
     General Law - 1978, is entitled to take over management of "abandoned assets". The exchange of letters with the Administrator General that followed the aforementioned notification of the Bank indicates (to the best of the Bank's understanding) that the position of the Administrator General is that it is Israeli law that applies to the aforementioned securities and dividends and not U.S. law and, therefore, the Administrator General should take steps to obtain an order pursuant to the Administrator General Law -
     1978 to manage the aforementioned assets. In response, the Bank indicated
     that it believes that deliberating and adjudicating the issue in court will help and are important and that the Bank will act in accordance with the decision of the court. At present, the Bank has been making inquiries with the agent in the U.S. as to the manner in which the reporting and transfer should be implemented but the process has not yet begun. According to a report furnished by the agent in the U.S. to the Bank, the par value of the shares that became abandoned in accordance with U.S. law is approximately
     $183,000 and the amount of the dividends that became abandoned is approximately $826,000. At present, the Bank has no information as to whether there are interest or redemption payments in respect of its capital notes that were held by U.S. residents and were redeemed on December 31,
     2008 which became "abandoned" pursuant to U.S. law.

     At this stage, the Bank is unable to assess the financial consequences of this matter, if at all.

                                    F - 118

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                        DECEMBER 31    DECEMBER 31
                                                           2008           2007
                                                          -------        -------
                                                          REPORTED       REPORTED
                                                          AMOUNTS        AMOUNTS
                                                          -------        -------
                                                       NIS MILLIONS    NIS MILLIONS
                                                          -------        -------
                                                          -------        -------

Credit from deposits based on rate of collection**
Unlinked Israeli currency                                   334.8          335.1
CPI linked Israeli currency                                   3.7            4.7
Foreign currency                                            169.8          171.8
                                                          -------        -------

Total                                                       508.3          511.6
                                                          =======        =======

     *    Credit and deposits from deposits the repayment of which to the depositor is contingent upon the collection of credit (or deposits).
          The Bank presently has no interest margin or collection commission with respect to the handling of such credit.

     **   The aforementioned credit and deposits mainly derive from agreements that were made with the State regarding the granting of credit as follows:

          -    Loans intended for research and development.

          -    Loans in the framework of the fund for small businesses.

          -    Loans that were granted in the framework of Amendment 39 of the
               Law for the Encouragement of Capital Investments.

     As at December 31, 2008, the activity based on the extent of collection includes past due balances amounting to NIS 503.9 million (December 31,
     2007 - NIS 506.9 million).

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                            DECEMBER 31, 2008             DECEMBER 31, 2007
                         ----------------------        ----------------------
                        CPI/SHEKEL      FOREIGN       CPI/SHEKEL      FOREIGN
                         INTEREST      CURRENCY        INTEREST      CURRENCY
                        CONTRACTS      CONTRACTS      CONTRACTS      CONTRACTS
                         -------        -------        -------        -------
                            REPORTED AMOUNTS               REPORTED AMOUNTS
                         ----------------------        ----------------------
                      NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                         -------        -------        -------        -------

Forward contracts           36.4           83.8           30.4           17.0
                         -------        -------        -------        -------

Total                       36.4           83.8           30.4           17.0
                         =======        =======        =======        =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                    F - 119

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                     DECEMBER 31, 2008         DECEMBER 31, 2007
                                     ----------------          ----------------
                                 CPI/SHEKEL     FOREIGN     CPI/SHEKEL     FOREIGN
                                  INTEREST      CURRENCY     INTEREST     CURRENCY
                                  CONTRACTS    CONTRACTS    CONTRACTS     CONTRACTS
                                     ---          ---          ---          ---
                                     REPORTED AMOUNTS          REPORTED AMOUNTS
                                     ----------------          ----------------
                                NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                     ---          ---          ---          ---

Gross positive fair value            0.4            -            -          0.5
Gross negative fair value              -          1.1          0.6            -

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                 DECEMBER 31, 2008
                                                           ----------------------------
                                                                 REPORTED AMOUNTS
                                                           ----------------------------
                                                                   NIS MILLIONS
                                                           ----------------------------
                                                           BANKS   CENTRAL BANKS  TOTAL
                                                           -----       -----      -----

Gross positive fair value of derivative instruments          0.4           -        0.4
Off-balance sheet credit risk in
 respect of derivative instruments (2)                      12.0           -       12.0
                                                           -----       -----      -----

Total credit risk in respect of derivative instruments      12.4           -       12.4
                                                           =====       =====      =====

                                                                 DECEMBER 31, 2007
                                                           ----------------------------
                                                                 REPORTED AMOUNTS
                                                           ----------------------------
                                                                   NIS MILLIONS
                                                           ----------------------------
                                                           BANKS  CENTRAL BANKS   TOTAL
                                                           -----       -----      -----

Gross positive fair value of derivative instruments          0.5           -        0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                       4.7           -        4.7
                                                           -----       -----      -----

Total credit risk in respect of derivative instruments       5.2           -        5.2
                                                           =====       =====      =====

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

     (2)  Off-balance sheet credit risk relating to derivative instruments
          (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

                                     F - 120

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                              DECEMBER 31, 2008
                                       -----------------------------
                                              REPORTED AMOUNTS
                                       -----------------------------
                                       UP TO    FROM 3 MONTHS
                                      3 MONTHS    TO 1 YEAR    TOTAL
                                       -----        -----      -----
                                  NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                       -----        -----      -----

CPI/Shekel interest contracts           36.4            -       36.4
Foreign currency contracts              83.8            -       83.8
                                       -----        -----      -----

Total                                  120.2            -      120.2
                                       =====        =====      =====

                                              DECEMBER 31, 2007
                                       -----------------------------
                                              REPORTED AMOUNTS
                                       -----------------------------
                                       UP TO    FROM 3 MONTHS
                                      3 MONTHS    TO 1 YEAR    TOTAL
                                       -----        -----      -----
                                  NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                       -----        -----      -----

CPI/Shekel interest contracts           20.3          10.1      30.4
Foreign currency contracts              17.0             -      17.0
                                       -----         -----     -----

Total                                   37.3          10.1      47.4
                                       =====         =====     =====

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available.
     Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk intrinsic to the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

                                     F - 121

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

     Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern.
     Furthermore, considering the wide range of valuation and estimation techniques which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     GENERAL - As mentioned in Note 1A, the Bank maintains large liquid reserves and has not recruited new deposits for a number of years. The discount rate of the liabilities is based on the State's cost of recruiting, plus a margin of 1% - 1.5%.

     DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as of the balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations as of the balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 41.8 million (on December 31, 2007 - NIS 45.3 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

     DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate based on the State's cost of recruiting, plus a margin of 1% - 1.5%.

                                     F - 122

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     DEPOSITS FROM THE BANK OF ISRAEL - The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

     NON-PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 14 and 16).

     PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value
     (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 15 and 16).

     DERIVATIVE FINANCIAL INSTRUMENTS - Instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market.
     Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

     FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE AND MARKETABLE FINANCIAL
     INSTRUMENTS) FOR AN INITIAL PERIOD NOT EXCEEDING THREE MONTHS AND AT
     VARIABLE MARKET INTEREST RATES - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

                                     F - 123

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                            DECEMBER 31, 2008
                                         --------------------------------------------------------
                                                          BALANCE SHEET AMOUNTS
                                         --------------------------------------------------------
                                                          OTHER
                                         FINANCIAL      FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL          FAIR VALUE
                                         -------        -------          -------          -------
                                                             REPORTED AMOUNTS
                                         --------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                         -------        -------          -------          -------

FINANCIAL ASSETS
Cash and deposits with banks               574.1            1.2            575.3            575.3
Securities                                  37.9              -             37.9             37.9
Credit to the public                       108.2        4,998.9          5,107.1          5,145.5
Credit to governments                          -            2.8              2.8              2.8
Other financial assets                       0.6              -              0.6              0.6
Perpetual deposits with the
 Israeli Treasury                           29.9              -             29.9             29.9
                                         -------        -------          -------          -------

Total financial assets                     750.7        5,002.9          5,753.6          5,792.0
                                         =======        =======          =======          =======

FINANCIAL LIABILITIES
Deposits of the public                      17.6            9.1             26.7             27.2
Deposits of the Government
 and a perpetual deposit                     0.1        5,022.6          5,022.7          5,038.0
Other financial liabilities                 33.6              -             33.6             33.6
Non participating preference
 shares                                    335.8              -            335.8            335.8
Participating preference shares            203.6              -            203.6            203.6
                                         -------        -------          -------          -------

Total financial liabilities                590.7        5,031.7          5,622.4          5,638.3
                                         =======        =======          =======          =======

(1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

(2)  Other financial instruments.

                                     F - 124

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:
     (cont'd)

                                                            DECEMBER 31, 2007
                                         --------------------------------------------------------
                                                          BALANCE SHEET AMOUNTS
                                         --------------------------------------------------------
                                                          OTHER
                                         FINANCIAL      FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL          FAIR VALUE
                                         -------        -------          -------          -------
                                                             REPORTED AMOUNTS
                                         --------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                         -------        -------          -------          -------

Financial assets
Cash and deposits with banks                31.5              2.3             33.8             33.9
Securities                                  45.8              0.5             46.3             46.3
Credit to the public                       148.5          5,372.6          5,521.1          5,551.9
Credit to governments                        0.1             24.6             24.7             26.2
Other financial assets                       3.3                -              3.3              3.3
Perpetual deposits with the
 Israeli Treasury                          848.8                -            848.8            848.8
                                         -------          -------          -------          -------

Total financial assets                   1,078.0          5,400.0          6,478.0          6,510.4
                                         =======          =======          =======          =======

Financial liabilities
Deposits of the public                      30.0             24.6             54.6             55.5
Deposits of banks                          481.2                -            481.2            481.2
Deposits of the Government
 and a perpetual deposit                     0.1          5,319.2          5,319.3          5,326.2
Capital notes                                  -             20.2             20.2             21.8
Other financial liabilities                 24.0                -             24.0             24.0
Non participating preference
 Shares                                    276.0                -            276.0            276.0
Participating preference shares            170.6                -            170.6            170.6
                                         -------          -------          -------          -------

Total financial liabilities                981.9          5,364.0          6,345.9          6,355.3
                                         =======          =======          =======          =======

(1)  Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

(2)  Other financial instruments.

                                     F - 125

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES

     "Related Parties" and "Interested Parties" of the Bank, as defined in
     Opinion No. 29 of the Institute of Certified Public Accountants in Israel
     and the Securities Regulations (Preparation of Annual Financial Statements)
     - 1993, are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank
     Ltd.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank
     and an affiliated company.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                               DECEMBER 31, 2008                                    DECEMBER 31, 2007
                                      ---------------------------------------------------------------------------------------------------
                                         SHAREHOLDERS AND            DIRECTORS AND            SHAREHOLDERS AND            DIRECTORS AND
                                    A CONTROLLING SHAREHOLDER       GENERAL MANAGER       A CONTROLLING SHAREHOLDER      GENERAL MANAGER
                                      ------------------            ----------------          ----------------           ----------------
                                                    HIGHEST                     HIGHEST                  HIGHEST                   HIGHEST
                                   BALANCE AT       BALANCE       BALANCE AT    BALANCE     BALANCE AT    BALANCE     BALANCE AT   BALANCE
                                 BALANCE SHEET    DURING THE    BALANCE SHEET  DURING THE  BALANCE SHEET DURING THE  BALANCE SHEET DURING THE
                                     DATE           YEAR(1)         DATE        YEAR(1)      DATE         YEAR(1)       DATE        YEAR(1)
                                      ---            ---            ---          ---          ---          ---           ---          ---
                                                                                 REPORTED AMOUNTS
                                      ---------------------------------------------------------------------------------------------------
                                  NIS MILLIONS  NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS NIS MILLIONS
                                      ---            ---            ---          ---          ---          ---           ---          ---

ASSETS
Deposits in banks                   550.7          550.7              -            -          9.5         15.4             -            -

LIABILITIES

   Other liabilities                    -              -            1.8          1.8            -            -           0.9          0.9
   Credit risk in off-balance
   sheet financial instruments(2)     2.7            2.7              -            -          1.5          2.0             -            -

     (1)  On the basis of the balances at the end of each month.

     (2)  As calculated for purposes of borrower indebtedness limits.

     (*)  For information on the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the
          State - see E below.

                                     F - 126

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                        2008        2007       2008        2007
                                        -----      -----      -----       -----
                                         SHAREHOLDERS AND       DIRECTORS AND
                                    CONTROLLING SHAREHOLDERS   GENERAL MANAGER
                                        ----------------      -----------------
                                        REPORTED AMOUNTS       REPORTED AMOUNTS
                                        ----------------      -----------------
                                    NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                        -----      -----      -----       -----

Profit from financing
 operations before allowance
 for doubtful debts (1)                   0.3        0.3          -           -

Allowance for doubtful debts                                      -           -
Operating and other expenses (2)            -          -       (3.4)       (2.9)
                                        -----      -----      -----       -----

Total                                     0.3        0.3       (3.4)       (2.9)
                                        =====      =====      =====       =====

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     C.   BENEFITS TO INTERESTED PARTIES

                                              2008                  2007
                                        ----------------      -----------------
                                         DIRECTORS AND          DIRECTORS AND
                                        GENERAL MANAGER       GENERAL MANAGER
                                        ----------------      -----------------
                                        REPORTED AMOUNTS      REPORTED AMOUNTS
                                        ----------------      -----------------
                                                  NUMBER OF              NUMBER OF
                                    NIS MILLIONS RECIPIENTS NIS MILLIONS RECIPIENTS
                                        -----      -----      -----       -----

Interested parties employed by
the Bank (1)                              2.7          2        2.3           2
Fees to directors not employed
by the Bank                               0.7          9        0.6           9

     (1)  Not including VAT on salaries.

     See Note 18A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

                                     F - 127

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES

                                                         2008       2007       2006
                                                        -----      -----      -----
                                                             REPORTED AMOUNTS
                                                        ------------------------
                                                    NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                        -----      -----      -----

1. Income deriving from deposits in banks                 0.3        0.3        0.5
2. Expenses deriving from deposits of the public            -          -          -
                                                        -----      -----      -----
Net results from financing operations
 before allowance for doubtful debts                      0.3        0.3        0.5
                                                        =====      =====      =====

     Definitions in this note:

     -    Interested parties - as defined in Paragraph 1 of the definition of an
          "interested party in a company" in Section 1 of the Securities Law.

     -    Related party - as defined in Opinion 29 of the Institute of Certified
          Public Accountants in Israel.

     -    Directors and General Manager - including their spouses and minors
          (Opinion 29 of the Institute of Certified Public Accountants in
          Israel).

     (*)  For information on the income and expenses in connection with the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the State - see E below.

     E.   CREDIT TO THE ISRAEL ELECTRIC CORPORATION LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank provided long-term credit to the Israel Electric Corporation Ltd.
     which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As of
     December 31, 2008, the balance of the credit was NIS 4,699 million (as of
     December 31, 2007 - NIS 4,963 million). Income of NIS 249 million was recorded in respect of the aforementioned credit in 2008 (in 2007 - an expense of NIS 127 million). In 2006, a total expense was recorded in respect of this credit in an amount of NIS 89 million. This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2008, the income that was recorded constituted more than 10% of the profit from financing operations before the allowance for doubtful debts.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As of December 31, 2008, the overall balance of the Government deposits amounted to NIS 5,023 million compared with NIS
     5,319 million as of December 31, 2007. Financing expenses in an amount of
     NIS 272 million were recorded in 2008 in respect of the Government deposits, compared with income of NIS 115 million in 2007 and income of NIS
     84 million in 2006.

     F.   COMPROMISE ARRANGEMENT BETWEEN THE BANK AND ITS SHAREHOLDERS

     For information pertaining to the aforementioned arrangement, see Notes 1,
     8, and 16.

                                     F - 128

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                                    2008          2007          2006
                                                                   -----         -----         -----
                                                                           REPORTED AMOUNTS
                                                                   ---------------------------------
                                                               NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                                                   -----         -----         -----

A.  INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                               301.0         (80.7)        (39.7)
Credit to governments                                                0.2             -          (0.9)
Deposits with banks                                                  1.1           0.8           0.7
                                                                   -----         -----         -----
                                                                   302.2         (79.9)        (39.9)
                                                                   -----         -----         -----

B.  (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                              (2.2)         (3.1)         (4.4)
Deposits of the Government                                         (271.6)       115.1          84.2
Deposits of Bank of Israel (1)                                     (15.7)        (23.6)        (45.2)
Deposits of banks                                                      -           0.1           0.9
                                                                   -----         -----         -----
                                                                  (289.5)         88.5          35.5
                                                                   -----         -----         -----

C.  INCOME DERIVING FROM DERIVATIVE FINANCIAL
    INSTRUMENTS
Net income from derivative instruments ALM *                        (1.4)          0.3          11.6
                                                                   -----         -----         -----
                                                                    (1.4)          0.3          11.6
                                                                   -----         -----         -----

D.  OTHER INCOME AND EXPENSES
Commissions from financing operations                                8.8          11.0          12.1
Other financing income**                                            24.8          19.0          11.6
Refund of interest from Bank of Israel (1)                          48.6             -             -
Other financing expenses                                            (9.6)         (9.6)        (12.7)
                                                                   -----         -----         -----
                                                                    72.6          20.4          11.0
                                                                   -----         -----         -----
Total profit from financing operations before
 allowance for doubtful debts                                       84.0          29.3          18.2
                                                                   =====         =====         =====

Including - exchange rate differences, net                           2.8          (6.1)         (9.8)
                                                                   =====         =====         =====

 *  Derivatives financial instruments comprising part of
    the asset and liability management system of the Bank, not designated for hedging purposes.

 ** Including income from interest collected in respect of
    problematic debts                                               21.8          17.4           9.4
                                                                   =====         =====         =====

(1) On December 31, 2008, further to the repayment of the balance of the credit line furnished to the Bank by the Bank of Israel, the Bank of Israel
    refunded to the Bank an amount of NIS 48.6 million in respect of charges in excess of the Bank of Israel interest that the Bank was charged in previous years. The income in respect of this refund of interest was included as part of "Other financing income".

                                     F - 129

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 24 - OPERATING COMMISSIONS

                                                              2008       2007       2006
                                                             -----      -----      -----
                                                                  REPORTED AMOUNTS
                                                             ---------------------------
                                                        NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                             -----      -----      -----

Ledger fees (in Israeli and foreign currency)                  0.4        0.5        0.4
Payment order system services                                    -          -        0.1
Customer foreign trade transactions                              -        0.1        0.2
Other                                                          0.2        0.5        0.6
                                                             -----      -----      -----

Total operating commissions                                    0.6        1.1        1.3
                                                             =====      =====      =====

NOTE 25 - GAINS ON INVESTMENTS IN SHARES

                                                              2008       2007       2006
                                                             -----      -----      -----
                                                                  REPORTED AMOUNTS
                                                             ---------------------------
                                                        NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                             -----      -----      -----

Gains on sale of available-for-sale shares                       -        3.3       10.3
Dividend from available-for-sale and trading shares            3.4        5.4        6.1
Provision for impairment of available-for-sale shares         (2.4)         -          -
                                                             -----      -----      -----

Total gains on investments in shares                           1.0        8.7       16.4
                                                             =====      =====      =====

NOTE 26 - OTHER INCOME

                                                              2008       2007       2006
                                                             -----      -----      -----
                                                                   REPORTED AMOUNTS
                                                             ---------------------------
                                                      NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                             -----      -----      -----

Gains on severance pay funds                                     -        0.2        0.8
Other                                                          1.4        1.5        3.0
                                                             -----      -----      -----

Total other income                                             1.4        1.7        3.8
                                                             =====      =====      =====

                                     F - 130

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 27 - SALARIES AND RELATED EXPENSES

                                                  2008        2007        2006
                                                 -----       -----       -----
                                                       REPORTED AMOUNTS
                                                 -----------------------------
                                              NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                 -----       -----       -----

Salaries                                          12.1        13.3        13.8
Severance pay, provident fund, pensions,
 continuing education fund, vacation pay,
 sick leave pay and long service bonuses           4.4         2.1         3.0
National insurance and payroll tax (*)             3.3         3.1         0.7
Other related expenses                             0.1           -         0.1
                                                 -----       -----       -----

Total salaries and related expenses               19.9        18.5        17.6
                                                 =====       =====       =====

(*)  In 2006, payroll tax was not included in payroll expenses due to the existence of losses for purposes of profit tax.

NOTE 28 - OTHER EXPENSES

                                                   2008        2007       2006
                                                   -----      -----      -----
                                                        REPORTED AMOUNTS
                                                   ---------------------------
                                                NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                   -----      -----      -----

Marketing and advertising                            0.3        0.1        0.1
Communications (postage, telephone,
 courier fees, etc.)                                 0.2        0.3        0.4
Computer (not including salaries and
 depreciation)                                       2.8        2.8        3.3
Office expenses                                      0.1        0.2        0.2
Insurance                                            1.3        1.5        3.2
Professional services                                3.6        3.3        3.4
Directors' fees (not including a
director employed executive)                         0.7        0.6        0.6
Staff training, further education, etc.              0.1        0.1        0.1
Other                                                0.5        0.5        3.0
                                                   -----      -----      -----

Total other expenses                                 9.6        9.4       14.3
                                                   =====      =====      =====

                                     F - 131

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 29 - PROVISION FOR TAXES ON ORDINARY OPERATING INCOME

A.   COMPOSITION:

                                                     2008       2007       2006
                                                    -----      -----      -----
                                                          REPORTED AMOUNTS
                                                    ---------------------------
                                                NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                    -----      -----      -----

Taxes for the current year                            9.0        1.5          -
Taxes in respect of prior years                       0.5        0.1          -
                                                    -----      -----      -----

Provision for taxes on income                         9.5        1.6          -
                                                    =====      =====      =====

B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

The following table presents a reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                             2008           2007            2006
                                                            -----          -----          -----
                                                                      REPORTED AMOUNTS
                                                            -----------------------------------
                                                        NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                                            -----          -----          -----

Statutory tax rate                                          36.80%         38.53%         40.65%
                                                            =====          =====          =====

Tax (tax savings) at the applicable statutory rate           23.0            9.2           (7.0)

Tax (tax savings) in respect of:
Addition (deduction) in respect of inflation                    -            2.1           (0.2)
General and supplementary allowances for
  doubtful debts                                             (1.3)          (2.5)          (2.4)
Other non-deductible expenses  (fines, excess expenses)       0.1            0.1            0.1
Exempt income and income with limited rates                  (0.3)             -            1.1
Timing differences in respect of
 which deferred taxes had not been recorded                 (12.3)          (4.2)           7.3
Profit tax on payroll tax on exempt income (net)              0.2            0.2              -
Taxes in respect of prior years                               0.5            0.1              -
Additional payables (receivables) in respect of
  other problematic debts                                    (0.4)          (3.4)             -
Loss for purposes of profit VAT which
  cannot be set off                                             -              -            1.1
                                                            -----          -----          -----

Tax expense reflected in the statement of income              9.5            1.6              -
                                                            =====          =====          =====

C.   The Bank has been issued final tax assessments for all years through 2003.

                                     F - 132

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 665 million (in 2007 - NIS 721 million).
          According to the directives of the Supervisor of Banks, a deferred tax receivable asset can be recorded in respect of tax loss carryforwards in cases in which utilization of the tax in the foreseeable future is certain. The Bank did not record deferred tax receivable assets in the financial statements in respect of these tax loss carryforwards and does not expect certain taxable income in the near future.

          Due to the utilization of tax loss carryforwards from prior years, the
          Bank did not have a tax liability in 2008 and 2007 since the balance of tax losses from prior years exceeds the profit for tax purposes in those years.

     E.   In 2006, the Bank recorded VAT on salaries receivable in the amount of
          NIS 2.3 million, as a result of losses for purposes of VAT on profit.

     F.   According to the Income Tax Law (Inflationary Adjustments) - 1985
          (hereinafter - the "Adjustments Law"), results of operations were measured for tax purposes until the end of the 2007 tax year on a real basis, based on changes in the Index. The Bank was taxed pursuant to this law. According to the Income Tax Law (Inflationary Adjustments)
          (Amendment No. 20)- 2008 (hereinafter - the "Amendment"), the provisions of the Adjustments Law are no longer applicable as from the
          2008 tax year and thereafter. Therefore, the results of the Bank are measured for tax purposes in nominal values. The Amendment set out transition provisions regarding the end of the applicability of the provisions of the Adjustments Law which were applicable until the end of the 2007 tax year.

     G.   On July 25, 2005 the Israeli parliament passed the Law for the
          Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) -
          2005 (hereinafter - the "Amendment"). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in
          2009 the tax rate will be 26% and from 2010 and thereafter, the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of
          25%.

          The tax on banking entities includes profit tax in accordance with the
          VAT Law

          In addition to the corporate tax, as above, as a financial institution, the Bank is required to pay a profit tax, at the current rate of 15.5%. According to the provisions of Amendment No. 15 of the
          VAT Law - 1975, commencing in 2008, payroll tax is deductible from the profit which serves as the basis for the calculation of profit tax (in
          2008 - half of the payroll tax paid and in 2009 and thereafter - the full payroll tax that was paid). The reduction in corporate tax, as above (as well as the reduction in the rate of profit tax and payroll tax from 17% to 15.5% commencing on July 1, 2006) results in a reduction in the overall tax rate (corporate tax and profit tax)
          applicable to the Bank, as follows: in 2008, 36.80%, 35.93% in 2009 and 35.06% in 2010.

                                     F - 133

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                     DECEMBER 31    DECEMBER 31
                                                        2008           2007
                                                      -------        -------
                                                      REPORTED      REPORTED
                                                      AMOUNTS        AMOUNTS
                                                      -------        -------
                                                    NIS MILLIONS   NIS MILLIONS
                                                      -------        -------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                  4,789.7        5,095.4
                                                      -------        -------

Total                                                 4,789.7        5,095.4
                                                      =======        =======

DESIGNATED DEPOSITS
Deposits of the Government                            4,925.3        5,219.8
                                                      -------        -------

Total                                                 4,925.3        5,219.8
                                                      =======        =======

Credit out of designated deposits includes NIS 4,699.5 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.2 million (on December 31, 2007 the balance of the credit secured by a State guarantee was NIS 4,963.2 million).

NOTE 31 - INFORMATION ON NOMINAL DATA BASIS

                                                    DECEMBER 31    DECEMBER 31
                                                        2008           2007
                                                      -------        -------
                                                   NIS MILLIONS   NIS MILLIONS
                                                      -------        -------

Total assets                                          5,756.8        6,482.6
Total liabilities                                     5,652.7        6,372.6
                                                      -------        -------

Total shareholders' equity                              104.1          110.0
                                                      =======        =======

                                               2008        2007         2006
                                               ----        ----        -----
                                           NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                               ----        ----        -----

Nominal net earnings (loss)                    53.0        22.2        (17.1)

                                     F - 134